HORNBECK OFFSHORE SERVICES, INC.

ANNUAL REPORT TO STOCKHOLDERS

For the Year Ended December 31, 2017

EXPLANATORY NOTE

This Annual Report to Stockholders of Hornbeck Offshore Services, Inc. (the "Company") for the year ended December 31, 2017 includes the Company's previously filed Annual Report on Form 10-K for the year ended December 31, 2017 as well as additional disclosures on the last page of this report that are required to be included in annual reports to stockholders.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Transition Period from                 to
Commission File Number 001-32108

Hornbeck Offshore Services, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	72-1375844
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433
(985) 727-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐ No ☒
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes   ☐    No  ☒
The aggregate market value of the Common Stock held by non-affiliates computed by reference to the price at which the Common Stock was last sold as of the last day of registrant’s most recently completed second fiscal quarter is $97,502,624.
The number of outstanding shares of Common Stock as of January 31, 2018 is 37,147,663 shares.
DOCUMENTS INCORPORATED BY REFERENCE
Portions of the Registrant’s definitive 2018 proxy statement, anticipated to be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant’s fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

i

 Forward Looking Statements
This Annual Report on Form 10-K contains “forward-looking statements,” as contemplated by the Private Securities Litigation Reform Act of 1995, in which the Company discusses factors it believes may affect its performance in the future. Forward-looking statements are all statements other than historical facts, such as statements regarding assumptions, expectations, beliefs and projections about future events or conditions. You can generally identify forward-looking statements by the appearance in such a statement of words like “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “remain,” “should,” “will,” or other comparable words or the negative of such words. The accuracy of the Company’s assumptions, expectations, beliefs and projections depends on events or conditions that change over time and are thus susceptible to change based on actual experience, new developments and known and unknown risks. The Company gives no assurance that the forward-looking statements will prove to be correct and does not undertake any duty to update them. The Company’s actual future results might differ from the forward-looking statements made in this Annual Report on Form 10-K for a variety of reasons, including impacts from changes in oil and natural gas prices in the U.S. and worldwide; continued weakness in demand and/or pricing for the Company’s services through and beyond the maturity of any of the Company's long-term debt; unplanned customer suspensions, cancellations, rate reductions or non-renewals of vessel charters, or vessel management contracts, or failures to finalize commitments to charter or manage vessels; continued weak capital spending by customers on offshore exploration and development; the inability to accurately predict vessel utilization levels and dayrates; sustained weakness in the number of deepwater and ultra-deepwater drilling units operating in the GoM or other regions where the Company operates; the effect of inconsistency by the United States government in the pace of issuing drilling permits and plan approvals in the GoM or other drilling regions; any negative impact on the Company’s ability to successfully complete the remainder of its current vessel newbuild program on-time; the inability to successfully market the vessels that the Company owns, is constructing or might acquire; the government's cancellation or non-renewal of the management, operations and maintenance contracts for vessels; an oil spill or other significant event in the United States or another offshore drilling region that could have a broad impact on deepwater and other offshore energy exploration and production activities, such as the suspension of activities or significant regulatory responses; the imposition of laws or regulations that result in reduced exploration and production activities or that increase the Company’s operating costs or operating requirements; environmental litigation that impacts customer plans or projects; disputes with customers; bureaucratic, administrative or operating barriers that delay vessels in foreign markets from going on-hire; administrative barriers to exploration and production activities in Brazil; disruption in the timing and/or extent of Mexican offshore activities; age or other restrictions imposed on our vessels by customers; unanticipated difficulty in effectively competing in or operating in international markets; less than anticipated subsea infrastructure and field development demand in the GoM and other markets affecting our MPSVs; sustained vessel over capacity for existing demand levels in the markets in which the Company competes; economic and geopolitical risks; weather-related risks; upon a return to improved operating conditions, the shortage of or the inability to attract and retain qualified personnel, when needed, including vessel personnel for active vessels or vessels the Company may reactivate or acquire; any success in unionizing the Company's U.S. fleet personnel; regulatory risks; the repeal or administrative weakening of the Jones Act or adverse changes in the interpretation of the Jones Act; drydocking delays and cost overruns and related risks; vessel accidents, pollution incidents or other events resulting in lost revenue, fines, penalties or other expenses that are unrecoverable from insurance policies or other third parties; unexpected litigation and insurance expenses; other industry risks; fluctuations in foreign currency valuations compared to the U.S. dollar and risks associated with expanded foreign operations, such as non-compliance with or the unanticipated effect of tax laws, customs laws, immigration laws, or other legislation that result in higher than anticipated tax rates or other costs; or the inability of the Company to refinance or otherwise retire certain funded debt obligations that come due in 2019, 2020 and 2021; or the potential for any impairment charges that could arise in the future and that would reduce the Company’s consolidated net tangible assets which, in turn, would further limit the Company’s ability to grant certain liens,

ii

make certain investments, and incur certain debt under the Company’s senior notes indentures and the New Credit Facility. In addition, the Company’s future results may be impacted by adverse economic conditions, such as inflation, deflation, or lack of liquidity in the capital markets, that may negatively affect it or parties with whom it does business resulting in their non-payment or inability to perform obligations owed to the Company, such as the failure of customers to fulfill their contractual obligations or the failure by individual lenders to provide funding under the Company’s New Credit Facility, if and when required. Further, the Company can give no assurance regarding when and to what extent it will effect common stock or note repurchases. Should one or more of the foregoing risks or uncertainties materialize in a way that negatively impacts the Company, or should the Company’s underlying assumptions prove incorrect, the Company’s actual results may vary materially from those anticipated in its forward-looking statements, and its business, financial condition and results of operations could be materially and adversely affected and, if sufficiently severe, could result in noncompliance with certain covenants of the Company's existing indebtedness. Additional factors that you should consider are set forth in detail in the “Risk Factors” section of this Annual Report on Form 10-K as well as other filings the Company has made and will make with the Securities and Exchange Commission which, after their filing, can be found on the Company’s website, www.hornbeckoffshore.com.
The Company makes references to certain industry-related terms in this Annual Report on Form 10-K. A glossary and definitions of such terms can be found in Item 9B—Other Information on page 48.

iii

PART I
ITEM 1—Business
COMPANY OVERVIEW
Hornbeck Offshore Services, Inc. was incorporated under the laws of the State of Delaware in 1997. In this Annual Report on Form 10-K, references to “Company,” “we,” “us,” “our” or like terms refer to Hornbeck Offshore Services, Inc. and its subsidiaries, except as otherwise indicated. Hornbeck Offshore Services, Inc. is a leading provider of marine transportation, subsea installation and accommodation support services to exploration and production, oilfield service, offshore construction and U.S. military customers. Since our establishment, we have primarily focused on providing innovative technologically advanced marine solutions to meet the evolving needs of the deepwater and ultra-deepwater energy industry in domestic and select foreign locations. Throughout our history, we have expanded our fleet of vessels primarily through a series of new vessel construction programs, as well as through acquisitions of existing vessels. We maintain our headquarters at 103 Northpark Boulevard, Suite 300, Covington, Louisiana, 70433; our telephone number is (985) 727-2000.
We own and operate one of the youngest and largest fleets of U.S.-flagged, new generation OSVs and MPSVs. In late 2011, we commenced our fifth OSV newbuild program, which also includes the construction of MPSVs. Since that time, we have grown our new generation fleet from 51 OSVs and four MPSVs to 62 OSVs and eight MPSVs, after accounting for the sale of five OSVs in 2014 and 2015. Upon completion of the last two vessels currently contracted to be delivered under this newbuild program, our expected fleet will be comprised of 62 OSVs and ten MPSVs. Together, these vessels support the deep-well, deepwater and ultra-deepwater activities of the offshore oil and gas industry. Such activities include oil and gas exploration, field development, production, construction, installation, IRM, well-stimulation and other enhanced oil recovery activities. We have also developed a specialized application of our new generation OSVs for use by the U.S. military. Our new generation OSVs and MPSVs have enhanced capabilities that allow us to more effectively support the premium drilling and installation equipment and facilities required for the offshore deep-well, deepwater and ultra-deepwater energy industry. We are one of the top two operators of domestic high-spec new generation OSVs and MPSVs and one of the top four operators of such equipment worldwide, based on DWT. Our fleet is among the youngest in the industry, with a weighted-average age, based on DWT, of nine years.
While we have historically operated our vessels predominately in the U.S. GoM, we have diversified our market presence and now operate in three core geographic markets: the GoM, Mexico and Brazil. In addition to our core markets, we frequently operate in other foreign regions on a project or term charter basis. We have recently operated in the Middle East, the Mediterranean Sea, the Black Sea and in other locations in Latin America, including Nicaragua, Guyana, Trinidad and Argentina. We have further diversified by providing specialized vessel solutions to non-oilfield customers, such as the United States military as well as oceanographic research and other customers that utilize sophisticated marine platforms in their operations. In addition, we have provided vessel management services for other vessel owners, such as crewing, daily operational management and maintenance activities. We also operate a shore-base support facility located in Port Fourchon, Louisiana. See "Item 2-Properties" for a listing of our shoreside support facilities.
Although all of our vessels are physically capable of operating in both domestic and international waters, approximately 85% are qualified under Section 27 of the Merchant Marine Act of 1920, as amended, or the Jones Act, to engage in the U.S. coastwise trade. The two remaining vessels being constructed under our fifth OSV newbuild program will be eligible for Jones Act coastwise trading privileges. Foreign owned, flagged, built or crewed vessels are restricted in their ability to conduct U.S. coastwise trade and are typically excluded from such trade in the GoM. Of the public company OSV peer group, we own the largest fleet of Jones Act-qualified, new generation OSVs and MPSVs, which we believe offers us a competitive advantage in the GoM. From time to time, we may elect to reflag certain of our vessels to the flag of another nation. Since 2009, we have reflagged seven Jones Act-qualified OSVs to Mexican and other flags, including one under Brazilian registry. Once a Jones Act-qualified vessel is reflagged or a new vessel is foreign flagged, it permanently loses the right to engage in U.S. coastwise trade.
We intend to continue our efforts through up cycles and down cycles to maximize stockholder value through our long-term return-oriented growth strategy. We will, as opportunities arise, acquire or construct additional vessels, as well as divest certain assets that we consider to be non-core or otherwise not in line with our long-term strategy or prevailing industry trends.

DESCRIPTION OF OUR BUSINESS
The Deepwater Offshore Energy Industry
The modern quest to explore for and produce energy resources located offshore began in the 1940s. While these offshore operations began in shallow waters, relatively close to shore, technological advances have permitted them to migrate to ever deeper waters and well depths. Until the late 1970s, most offshore activity was technologically and logistically restricted to that which was accessible on the continental shelf, or waters of up to about 500 feet of depth. Since that time, a number of advances have opened drilling regions in deepwater. The initial push into deeper waters was facilitated through the development of “floating” drilling units that could be positioned over a drilling site without being fixed to the seafloor. Petrobras pioneered these techniques in Brazil beginning in the late 1970s as it lacked an accessible “shallow water” continental shelf. The first deepwater project in the United States Gulf of Mexico was completed in 1993 in nearly 3,000 feet of water by Shell Oil Company. That Shell facility produced a then unheard of 46,000 barrels per day from a reservoir tapped at 25,000 feet. Today, exploration and production activities have pushed into the ultra-deepwater, where wells are routinely drilled in water depths of more than 8,000 feet, the deepest having been drilled in approximately 10,000 feet of water.
In addition to the ability to operate in very deep water, technological advances have also allowed hydrocarbon resources to be detected, drilled for and produced at extreme well depths. “Pre-salt” discoveries in Brazil are being drilled and produced in waters exceeding 5,000 feet and at well depths of more than 35,000 feet. In 2014, Chevron announced first oil from its Jack/St. Malo facility in the GoM, which is expected to produce previously undetectable lower tertiary hydrocarbons at a rate of 94,000 barrels per day from deposits more than 20,000 feet below the seabed situated in 7,000 feet of water. In addition to contending with extreme deepwater and deep well depths, these projects present challenges involving high temperatures and pressures within reservoirs and the associated difficulties of safely bringing those resources to the surface and then transporting them to shoreside locations. Despite these challenges, today deepwater production accounts for approximately 85% percent of all offshore production in the United States. The GoM production is expected to account for 16% of total forecast U.S. crude oil production in both 2018 and 2019.
Deepwater Regions
The energy industry has had success in many deepwater regions throughout the world. Deepwater drilling efforts are underway in the Mediterranean Sea, the Indian Ocean and Asia. However, the so-called “golden triangle” of deepwater activity is comprised of deposits found offshore West Africa, the Eastern coast of South America - dominated by Brazil and more recently, Guyana - and the GoM. Our core markets are the U.S. GoM, Mexico and Brazil.
As large international oil companies were pushed out of participating in many regions of the world by national oil companies intent upon retaining for themselves the economic benefits of national exploitation, the deepwater GoM grew in significance. The deepwater GoM is among the most abundant hydrocarbon regions in the world. Political stability in the United States and accessibility of deepwater lease blocks allows major oil companies to plan, execute and finance the significant long-term commitments that deepwater success requires. While the scale and complexity associated with deepwater projects is considerable, the significant size of the resource discoveries allows companies to replenish reserves on a large scale from relatively few projects. Unlike most on shore exploration and production projects, deepwater projects require long-lead times to plan and execute, but also enjoy long production lives once online. For instance, the first exploratory wells at the Jack/St. Malo fields were drilled in 2003 and 2004 and first oil was not produced until 2014. Now online, Chevron projects that the Jack/St. Malo fields are expected to produce an estimated 500 million oil equivalent barrels over 30 years. Consequently, short term fluctuations in oil and gas prices typically do not have the same impact on sanctioned deepwater projects as such fluctuations may have on other on shore and continental shelf projects. As a result of the severity and length of current on-going commodity price declines, some previously sanctioned deepwater projects have, nevertheless, been deferred and the pace of newly sanctioned projects in the deepwater GoM has slowed considerably since 2015.
Emerging opportunities for the deepwater offshore energy industry are presented by recent changes in Mexico and Brazil, two of our core markets, which have both recently expanded access to their deepwater regions to foreign operators. In December 2013, the Mexican congress ended PEMEX's 75 year-old monopoly on drilling activities in Mexico and voted in favor of allowing the government to grant contracts and licenses for exploration and production of oil and gas to foreign firms, which previously had been prohibited under Mexico’s constitution. In December 2016, Mexico conducted its first ever deepwater auctions, which drew bids from several major integrated oil companies on 10 deepwater opportunities. In January 2018, Mexico completed a second round of deepwater auctions, awarding 19 of 29 deepwater blocks. Mexican officials have indicated their intention to proceed with additional deepwater auctions in the second half of 2018.
Brazil, through its state-owned national oil company, Petrobras, has been a pioneer in deepwater drilling and remains a dominant player in the global deepwater energy industry. Petrobras claims approximately 9.5 billion barrels of proven deepwater and ultra-deepwater resources, the vast majority of which are located in pre-salt formations, which were the driving force behind an ambitious national plan to dramatically increase production by 2022 to 3.6 million barrels per day. These plans were sidelined by declines in the price of oil combined with a wide reaching corruption probe involving Petobras. In light of these difficulties being experienced by Petrobras, in 2016, the Brazilian Congress determined to re-open the vast Brazilian pre-salt regions to foreign operators. Brazil is scheduled to host deepwater auctions for pre-salt oil blocks in June 2018.
The Subsea Oilfield
Deepwater successes have driven further innovation around the infrastructure required to produce and transport ashore the abundant resources that have been discovered. In shallower regions, once hydrocarbons are discovered, they are typically produced by installing a fixed platform over the well site onto which are installed all of the equipment and infrastructure necessary to produce the hydrocarbons and move them ashore through pipelines. Platforms also provide a locale from which well maintenance and similar activities can be performed. The size, pressures, temperatures and water depths of deepwater hydrocarbon deposits require enormous amounts of infrastructure to develop, produce and maintain their wells. These challenges have pushed the development of technologies to allow infrastructure to be placed directly onto the seafloor, as opposed to a fixed platform. The process of building out this subsea oilfield requires the use of vessels to transport infrastructure to location, install infrastructure to subsea points and inspect, repair and maintain it all over the multi-decade life of the field. When hydrocarbons are brought to the surface, they are brought from multiple subsea locations through pipelines to a single deepwater floating "top-side" production facility. These "top-side" production facilities take years to design, engineer, transport, install and, often, cost billions of dollars and represent a significant source of demand for vessel services during their installation and commissioning. More recently, deepwater producers have capitalized on their existing deepwater infrastructure to gain efficiencies through the use of so-called "tie-backs". A tie-back allows a deepwater well to be produced without having to install a new top-side facility by "tying the well back" to an existing top-side facility accessible to the well location. Tie-backs require the installation of subsea infrastructure to connect the well to the remote "top-side" facility.
Depiction of a GoM Subsea Deepwater Oilfield

OSVs
OSVs primarily serve exploratory and developmental drilling rigs and production facilities and support offshore and subsea construction, installation, IRM and decommissioning activities. OSVs differ from other ships primarily due to their cargo-carrying flexibility and capacity. In addition to transporting deck cargo, such as pipe or drummed material and equipment, OSVs also transport liquid mud, potable and drilling water, diesel fuel, dry bulk cement and personnel between shore-bases and offshore rigs and production facilities. Deepwater environments require OSVs with capabilities that allow them to more effectively support drilling and related subsea construction projects that occur far from shore, in deepwater and increasingly at extreme well depths. In order to best serve these projects, we have designed our various classes of new generation vessels in a manner that seeks to maximize their liquid mud and dry bulk cement capacities, as well as their larger areas of open deck space. Deepwater operations also require vessels having dynamic positioning, or anchorless station-keeping capability, driven primarily by safety concerns that preclude vessels from physically mooring to floating deepwater installations. DP systems have experienced steady increases in technology over time with the highest DP rating currently being DP-3. The number following the DP notation generally indicates the degree of redundancy built into the vessel’s systems and the range of usefulness of the vessel in deepwater construction and subsea operations. Higher numbers represent greater DP capabilities. Today, deepwater drilling operations in the GoM overwhelmingly prefer a DP-2 notation and a vessel with 2,500 DWT capacity or greater. We consider these vessels to be high-spec new generation OSVs. Currently, 55 of our vessels are DP-2 and two are DP-3. The two remaining MPSVs contracted to be constructed under our fifth OSV newbuild program are expected to be DP-2. Ultra-deepwater projects, which occur in waters of greater than 5,000 feet, are driving a need for DP-2 vessels with very large capacities. The distance of these projects from shore, together with their water and well depths dictate the use of massive volumes of bulk drilling materials and related supplies. The OSVs that have been delivered as part of our fifth OSV newbuild program are among the largest in the world. With DWT capacities of 5,500 DWT to 6,200 DWT, we believe these ultra high-spec vessels provide our ultra-deepwater drilling customers vessel solutions that help them to maximize efficiencies and improve the logistical challenges prevalent in their projects.
Vessels that do not carry a DP-2 notation or have less than 2,500 DWT capacity typically operate in more shallow U.S. waters or in foreign locations in which DP-2 has not yet emerged as the dominant standard. Currently, 18 of our vessels are low-spec, comprising 13% of our fleet by DWT. The remaining 87% of our fleet is considered high-spec, including roughly 60% of our overall fleet that is ultra high-spec.
Two ultra high-spec HOSMAX OSVs
MPSVs
MPSVs also support the deepwater activities of the energy industry. MPSVs are distinguished from OSVs in that they are more specialized and often significantly larger vessels that are principally used for IRM activities, such as the subsea installation of well heads, risers, jumpers, umbilicals and other equipment placed on the seafloor. MPSVs are also utilized in connection with the setting of pipelines, the commissioning and de-commissioning of offshore facilities, the maintenance and/or repair of subsea equipment and the intervention of such wells, well testing and flow-back operations and other sophisticated deepwater operations. To perform these various functions, MPSVs are or can be equipped with a variety of lifting and deployment systems, including large capacity cranes, winches or reel systems, well intervention equipment, ROVs and accommodation facilities. The typical MPSV is outfitted with one or more deepwater cranes employing active heave compensation technology, one or more ROVs and expansive accommodations for the offshore crew, including customer personnel. MPSVs can also be outfitted as a flotel to provide accommodations to large numbers of offshore construction and technical personnel involved in large-scale offshore projects, such as the commissioning of a floating offshore production facility. When in a flotel mode, the MPSV provides living quarters for personnel, catering, laundry, medical services, recreational facilities and offices. In addition, flotels coordinate and help to provide the facilities necessary for the offshore workers being accommodated to safely move from the vessel to other offshore structures being supported through the use of articulated gangways that allow personnel to "walk to work." Generally, MPSVs command higher dayrates than OSVs due to their significantly larger relative size and versatility, as well as higher construction and operating costs.
370 class MPSVs
We have devised MPSVs that, in addition to the array of services described above, are also capable of being utilized to transport deck or bulk cargoes in capacities exceeding most other new generation OSVs. We own and operate two proprietary 370 class DP-2 new generation MPSVs with such capabilities. These MPSVs have approximately double the deadweight and three times the liquid mud barrel-capacity of one of our 265 class new generation OSVs and more than four times the liquid mud barrel-capacity of one of our 240 class new generation OSVs. Moreover, with their large tanks, these MPSVs have assisted in large volume deepwater well testing and flow-back operations, as well as supporting large drilling operations in remote or harsh conditions. Both of our 370 class MPSVs have certifications by the USCG that permit Jones Act-qualified operations as a supply vessel, industrial/construction vessel and as a petroleum and chemical tanker under subchapters “L”, “I”, “D”, and “O”, respectively. We believe that these vessels are not only the largest supply vessels in the world, but are also the only vessels in the world to have received all four of these certifications.
400 class and 310 class MPSVs
Until recently, due to a lack of Jones Act-qualified MPSVs, many customers would charter an OSV to carry equipment to location, which was then installed by a foreign flag MPSV. By eliminating the need for two vessels, we believe our customers will improve efficiencies and mitigate operational risks. Our Jones Act-qualified MPSVs are equipped with a heave-compensated knuckle-boom crane, helideck, accommodations for approximately 90-100 persons and are suitable for two or more work-class ROVs. Moreover, our Jones Act-qualified MPSVs are also equipped with below-deck cargo tanks, allowing them to expand their mission utility to include services more typically provided by OSVs.
We are scheduled to take delivery of two 400 class MPSVs in the second and third quarters of 2019. Because our 400 class and 310 class MPSVs are Jones Act-qualified, we expect that they will enable our customers to transport equipment from shore to the installation site to be installed by the MPSV without needing to use a second (domestic) vessel for transport like foreign-flagged MPSVs are required to do. We believe that, once delivered, the 400 class MPSVs will be the largest and most capable Jones Act-qualified MPSVs available in the market.

Rendering of Planned HOS 400' Class MPSV
In April 2015, we also outfitted one of our 310 class OSVs that was placed in service under our ongoing newbuild program as a 310 class MPSV in flotel configuration. This U.S.-flagged, Jones Act-qualified MPSV includes a 35-ton knuckle-boom crane, a motion-compensated gangway and accommodations for 194 persons. Being Jones Act-qualified gives it mission flexibility that foreign flag flotels lack in the GoM.
430 class
We also operate the HOS Iron Horse and HOS Achiever, which are 430 class DP-3 new generation MPSVs. A DP-3 notation requires greater vessel and ship-system redundancies. DP-3 systems also include separate vessel compartments with fire-retardant walls for generators, prime movers, switchboards and most other DP components. These 430 class MPSVs are designed to handle a variety of global offshore energy applications, many of which are not dependent on the exploratory rig count. They are excellent platforms for those specialty services described above for our 400 and 310 class MPSVs with the exception of handling liquid cargoes. The HOS Iron Horse and the HOS Achiever are not U.S.-flagged vessels, however, they can engage in certain legally permissible operations in the U.S. that do not constitute coastwise trade. The HOS Achiever is currently configured as a flotel with accommodations for up to 270 personnel onboard, including the vessel's marine crew, hotel and catering staff. These accommodations allow this vessel to support the commissioning of deepwater installations around the world. Because flotel services do not typically involve the transportation of passengers, foreign-flag vessels, such as our 430 class MPSVs, can provide this service in the U.S.
We believe that our reputation for safety and technologically superior vessels, combined with our size and scale in certain core markets relative to our public company OSV peer group, enhance our ability to compete for work awarded by major oil companies, independent oil companies, national oil companies and the U.S. government, who are among our primary customers. These customers demand a high level of safety and technological advancements to meet the more stringent regulatory standards in the GoM. As our customers’ needs and requirements become more demanding, we expect that smaller vessel operators may struggle to meet these standards.

The following table provides information, as of February 7, 2018, regarding our owned fleet of 62 new generation OSVs, eight MPSVs and two MPSVs yet to be delivered under our fifth OSV newbuild program, as well as our managed fleet of four new generation OSVs that serve the U.S. Navy.
Our Vessels

Name	Design	Current Service Function	Current Location	In-Service Date	Deadweight (long tons)	Liquid Mud Capacity (barrels)	Total Horsepower	DP Class(1)
OWNED VESSELS:
MPSVs
HOS Iron Horse	430	Multi-Purpose (FF)	GoM	Nov 2009	6,345	n/a	8,050	DP-3
HOS Achiever	430	Multi-Purpose (FF)	Latin America	Oct 2008	5,828	n/a	8,050	DP-3
HOS Warhorse	400ES	Multi-Purpose	TBD	2Q2019 est.(2)	6,200 est	14,100 est.	9,000 est.	DP-2
HOS Wild Horse	400ES	Multi-Purpose	TBD	3Q2019 est.(2)	6,200 est.	14,100 est.	9,000 est.	DP-2
HOS Centerline	370	Multi-Purpose	GoM	Mar 2009	7,903	30,962	6,000	DP-2
HOS Strongline	370	Multi-Purpose	GoM	Mar 2010	7,881	30,962	6,000	DP-2
HOS Bayou	310	Multi-Purpose	GoM	Dec 2014	5,189	20,981	7,300	DP-2
HOS Warland	310ES	Multi-Purpose	GoM	Aug 2016	4,977	19,120	9,000	DP-2
HOS Woodland	310ES	Multi-Purpose	GoM	Sep 2016	5,132	19,120	9,000	DP-2
HOS Riverbend	300	Multi-Purpose	GoM	Feb 2014	4,608	16,938	7,300	DP-2
OSVs
300 class (Over 5,000 DWT)
HOS Commander	320	Supply	Latin America	Nov 2013	6,046	20,911	6,008	DP-2
HOS Carolina	320	Supply	GoM	Feb 2014	6,059	20,911	6,008	DP-2
HOS Claymore	320	Supply	GoM	Mar 2014	6,042	20,911	6,008	DP-2
HOS Captain	320	Supply	GoM	Jul 2014	6,051	20,911	6,008	DP-2
HOS Clearview	320	Stacked	GoM	Aug 2014	6,053	20,911	6,008	DP-2
HOS Crockett	320	Supply	GoM	Dec 2014	6,047	20,911	6,008	DP-2
HOS Caledonia	320	Supply	GoM	Jan 2015	6,066	20,911	6,008	DP-2
HOS Crestview	320	Supply	GoM	Feb 2015	6,052	20,911	6,008	DP-2
HOS Cedar Ridge	320	Supply	GoM	Nov 2015	6,046	20,911	6,008	DP-2
HOS Carousel	320	Supply	GoM	Jun 2015	6,059	20,911	6,008	DP-2
HOS Black Foot	310	Supply	GoM	Jul 2014	6,055	21,417	7,300	DP-2
HOS Black Rock	310	Stacked	GoM	Aug 2014	6,055	21,417	7,300	DP-2
HOS Black Watch	310	Supply	GoM	Oct 2014	6,055	21,417	7,300	DP-2
HOS Brass Ring	310	Supply (FF)	Latin America	Jan 2016	5,633	21,417	6,700	DP-2
HOS Briarwood	310	Supply	GoM	Jan 2016	5,993	21,417	6,700	DP-2
HOS Red Dawn	300	Supply	Other U.S.	Jun 2013	5,407	20,846	6,700	DP-2
HOS Red Rock	300	Supply	GoM	Oct 2013	5,407	20,846	6,700	DP-2
HOS Renaissance	300	Supply	GoM	Nov 2013	5,407	20,846	6,700	DP-2
HOS Coral	290	Stacked	GoM	Mar 2009	5,609	15,212	6,140	DP-2
280 class (3,500 to 5,000 DWT)
HOS Ridgewind	265	Stacked	GoM	Nov 2001	3,070	9,414	6,780	DP-2
HOS Brimstone	265	Stacked	GoM	Jun 2002	3,718	10,350	6,780	DP-2
HOS Stormridge	265	Stacked	GoM	Aug 2002	3,659	10,350	6,780	DP-2
HOS Sandstorm	265	Stacked	GoM	Oct 2002	3,659	10,336	6,780	DP-2
240 class (2,500 to 3,500 DWT)
HOS Saylor	240	Stacked (FF)	GoM	Oct 1999	2,774	n/a	7,844	DP-1
HOS Navegante	240	Stacked (FF)	GoM	Jan 2000	3,289	4,450	7,844	DP-2
HOS Resolution	250 EDF	Stacked	GoM	Oct 2008	2,751	8,240	6,000	DP-2
HOS Mystique	250 EDF	Stacked	GoM	Jan 2009	2,333	8,300	5,586	DP-2
HOS Pinnacle	250 EDF	Stacked	GoM	Feb 2010	2,707	8,240	6,000	DP-2
HOS Windancer	250 EDF	Stacked	GoM	May 2010	2,724	8,240	6,000	DP-2
HOS Wildwing	250 EDF	Stacked	GoM	Sept 2010	2,707	8,240	6,000	DP-2
HOS Bluewater	240 ED	Stacked	GoM	Mar 2003	2,754	8,270	4,000	DP-2
HOS Gemstone	240 ED	Stacked	GoM	Jun 2003	2,758	8,270	4,000	DP-2
HOS Greystone	240 ED	Stacked	GoM	Sep 2003	2,754	8,270	4,000	DP-2
HOS Silverstar	240 ED	Stacked	GoM	Jan 2004	2,762	8,270	4,000	DP-2
HOS Polestar	240 ED	Stacked	GoM	May 2008	2,752	8,270	4,000	DP-2
HOS Shooting Star	240 ED	Stacked	GoM	Jul 2008	2,728	8,270	4,000	DP-2
HOS North Star	240 ED	Stacked	GoM	Nov 2008	2,749	8,270	4,000	DP-2
HOS Lode Star	240 ED	Stacked	GoM	Feb 2009	2,746	8,270	4,000	DP-2
HOS Silver Arrow	240 ED	Stacked	GoM	Oct 2009	2,664	8,270	4,000	DP-2
HOS Sweet Water	240 ED	Stacked	GoM	Dec 2009	2,707	8,270	4,000	DP-2

Name	Design	Current Service Function	Current Location	In-Service Date	Deadweight (long tons)	Liquid Mud Capacity (barrels)	Total Horsepower	DP Class(1)
HOS Beignet	S240 E	Stacked	GoM	May 2013(3)	2,772	8,000	4,000	DP-2
HOS Boudin	S240 E	Stacked	GoM	May 2013(3)	2,715	8,000	4,000	DP-2
HOS Bourre'	S240 E	Stacked	GoM	Sep 2013(3)	2,772	8,000	4,000	DP-2
HOS Coquille	S240 E	Stacked	GoM	Sep 2013(3)	2,742	8,000	4,000	DP-2
HOS Cayenne	S240 E	Stacked	GoM	Nov 2013(3)	2,772	8,000	4,000	DP-2
HOS Chicory	S240 E	Stacked	GoM	Nov 2013(3)	2,731	8,000	4,000	DP-2
200 class (1,500 to 2,500 DWT)
HOS Innovator	240 E	Stacked	GoM	Apr 2001	2,036	6,290	4,520	DP-2
HOS Dominator	240 E	Military	Other U.S.	Feb 2002	2,054	6,400	4,000	DP-2
HOS Deepwater	240	Supply (FF)	Mexico	Nov 1999	2,195	4,470	4,000	DP-2
HOS Cornerstone	240	Stacked	GoM	Mar 2000	2,259	6,280	4,000	DP-2
HOS Beaufort	S200	Stacked	GoM	Mar 1999	2,246	4,120	4,000	DP-1
HOS Hawke	S200	Stacked (FF)	GoM	Jul 1999	1,767	4,100	4,000	DP-1
HOS Douglas	S200	Stacked	GoM	Apr 2000	2,246	4,120	4,000	DP-1
HOS Nome	S200	Stacked	GoM	Aug 2000	2,246	4,120	4,000	DP-1
HOS Crossfire	200	Stacked (FF)	Mexico	Nov 1998	1,780	2,714	4,000	DP-1
HOS Super H	200	Stacked	GoM	Jan 1999	1,764	3,590	4,000	DP-1
HOS Brigadoon	200	Stacked (FF)	Mexico	Mar 1999	1,767	3,590	4,000	DP-1
HOS Thunderfoot	200	Stacked (FF)	Mexico	May 1999	1,677	3,600	4,000	DP-1
HOS Dakota	200	Stacked (FF)	Mexico	Jun 1999	1,780	2,714	4,000	DP-1
HOS Explorer	220	Stacked	GoM	Feb 1999	1,625	3,050	3,900	DP-1
HOS Voyager	220	Stacked	GoM	May 1998	1,625	3,050	3,900	DP-1
HOS Pioneer	220	Stacked	GoM	Jun 2000	1,630	3,050	4,000	DP-1

MANAGED VESSELS:
240 class (2,500 to 3,500 DWT)
Black Powder	250 EDF	Military	Other U.S.	Jun 2009	2,900	8,300	6,000	DP-2
Westwind	250 EDF	Military	Other U.S.	Jun 2009	2,900	8,300	6,000	DP-2
Eagleview	250 EDF	Military	Other U.S.	Oct 2009	2,900	8,300	6,000	DP-2
Arrowhead	250 EDF	Military	Other U.S.	Jan 2009	2,900	8,300	6,000	DP-2

FF—foreign-flagged
TBD—to be determined

(1)
“DP-1,” “DP-2” and “DP-3” mean various classifications, or equivalent, of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading through anchor-less station keeping.

(2)	These vessels are currently being constructed under our fifth OSV newbuild construction program with anticipated in-service dates during 2019.

(3)
These six vessels were converted into 240 class DP-2 OSVs as part of our 200 class OSV retrofit program in 2013. They were originally constructed and placed in service in their prior Super 200 class DP-1 configuration in 1999 or 2000 and were acquired by us in August 2007.

We own long-term lease rights to two adjacent shore-base facilities located in Port Fourchon, Louisiana, named HOS Port. Port Fourchon’s proximity to the deepwater GoM provides a strategic logistical advantage for servicing drilling rigs, production facilities and other offshore installations and sites. We also utilize HOS Port as a shoreside facility for performing vessel maintenance, outfitting and other in-the-water shipyard activities. Developed as a multi-use facility, Port Fourchon has historically been a land base for offshore oil support services and the Louisiana Offshore Oil Port, or LOOP. According to industry sources, Port Fourchon services nearly all deepwater rigs and almost half of all shallow water rigs in the GoM. The HOS Port facility has approximately one year remaining on its current lease and three additional five-year renewal options on each parcel. The combined acreage of HOS Port is approximately 60 acres with total waterfront bulkhead of nearly 3,000 linear feet. HOS Port not only supports our existing fleet and customers’ deepwater logistics requirements, but it underscores our long-term commitment to and our long-term outlook for the deepwater GoM.
Principal Markets
OSVs and MPSVs operate worldwide, but are generally concentrated in relatively few offshore regions with high levels of exploration and development activity, such as the GoM, the North Sea, Southeast Asia, West Africa, Latin America and the Middle East. Our core geographic markets are the GoM, Mexico and Brazil. In these markets we provide services to several major integrated oil companies as well as mid-size and large independent oil companies with deepwater and ultra-deepwater activities and to national oil companies such as PEMEX and Petrobras. We also occasionally operate in select international markets, which have included the rest of Latin America, West Africa, the Mediterranean Sea, the Black Sea and the Caribbean basin. We are often subcontracted by other oilfield service companies, both in the GoM and internationally, to provide a new generation fleet that enables them to render offshore oilfield services, such as well stimulation or other enhanced oil recovery activities, diving and ROV operations, construction, installation, inspection, maintenance, repair and decommissioning services. We also provide a specialized application of our new generation OSVs for use by the United States military.

While there is some vessel migration between regions, key factors such as mobilization costs, vessel suitability and government statutes prohibiting foreign-flagged vessels from operating in certain waters, or coastwise cabotage laws such as the Jones Act, can limit the migration of OSVs. Because some MPSVs are generally utilized for non-cargo operations, they are less limited by cabotage laws. Demand for OSVs, as evidenced by dayrates and utilization rates, is primarily related to offshore oil and natural gas exploration, development and production activity. Such activity is influenced by a number of factors, including the actual and forecasted price of oil and natural gas, the level of drilling permit activity, capital budgets of offshore exploration and production companies, and repair and maintenance needs in the deepwater oilfield.
Offshore exploration and production activities are increasingly focused on deep wells (as defined by total well depth rather than water depth), whether on the Outer Continental Shelf or in the deepwater or ultra-deepwater. These types of wells require high-specification equipment, which has driven the recent and nearly completed newbuild cycle for drilling rigs and for OSVs. There were 43 floating rigs under construction or on order on February 7, 2018 and, as of that date, there were options outstanding to build four additional floating rigs. In addition, on that date, there were 91 high-spec jack-up rigs under construction or on order worldwide, and there were options outstanding to build 15 additional high-spec jack-up rigs. Most, if not all, of these rigs were ordered prior to the downturn in oil prices that has persisted since late 2014. Consequently, the market for deepwater drilling rigs is expected to be over-supplied for the forseeable future. This oversupply of rigs may drive down the cost of contracting a drilling rig, with the result that more rigs are employed, which could positively impact utilization of supply vessels. Each drilling rig working on deep-well projects typically requires more than one OSV to service it, and the number of OSVs required is dependent on many factors, including the type of activity being undertaken, the location of the rig and the size and capacity of the OSVs. During normal operating conditions, based on the historical data for the number of floating rigs and OSVs working, we believe that two to four OSVs per rig are required in the GoM and even more OSVs are necessary per rig in Brazil where greater logistical challenges result in longer vessel turnaround times to service drill sites. Typically, during the initial drilling stage, more OSVs are required to supply drilling mud, drill pipe and other materials than at later stages of the drilling cycle. In addition, generally more OSVs are required the farther a drilling rig is located from shore. Under normal weather conditions, the transit time to deepwater drilling rigs in the GoM and Brazil can typically range from six to 24 hours for a new generation vessel. In Brazil, transit time for a new generation vessel to some of the newer, more logistically remote deepwater drilling rig locations are more appropriately measured in days, not hours. In addition to drilling rig support, deepwater and ultra-deepwater exploration and production activities should result in the expansion of other specialty-service offerings for our vessels. These markets include subsea construction support, installation, IRM work, and life-of-field services, which include well-stimulation, workovers and decommissioning.
Our charters are the product of either direct negotiation or a competitive proposal process, which evaluates vessel capability, availability and price. Our primary method of chartering in the GoM is through direct vessel negotiations with our customers on either a long-term or spot basis. In the international market, we sometimes charter through local entities in order to comply with cabotage or other local requirements. Some charters are solicited by customers through international vessel brokerage firms, which earn a commission that is customarily paid by the vessel owner. Our operations and management agreement with the U.S. Navy's Military Sealift Command was a sole source selection based upon certain capabilities unique to the Company that were developed while the applicable vessels were chartered to the Navy. All of our charters, whether long-term or spot, are priced on a dayrate basis, whereby for each day that the vessel is under contract to the customer, we earn a fixed amount of charter-hire for making the vessel available for the customer’s use. Some of the long-term contracts for our vessels and all of our government, including national oil company, charters contain early termination options in favor of the customer; however, some have fees designed to discourage early termination. Long-term charters sometimes contain provisions that permit us to increase our dayrates in order to be compensated for certain increased operational expenses or regulatory changes.
Competition
The offshore support vessel industry is highly competitive. Competition primarily involves such factors as:

•	quality, capability and age of vessels;

•	quality, capability and nationality of the crew members;

•	ability to meet the customer’s schedule;

•	safety record, reputation, experience and;

•	price.

Our high-spec OSVs are predominately U.S.-flagged vessels, which qualify them under the Jones Act to engage in domestic coastwise trade. The Jones Act restricts the ability of vessels that are foreign-built, foreign-owned, foreign-crewed or foreign-flagged from engaging in coastwise trade in the United States. The transportation services typically provided by OSVs constitute coastwise trade as defined by the Jones Act. See "Item 1A-Risk Factors" for a more detailed discussion of the Jones Act. Consequently, competition for our services in the GoM is largely restricted to other U.S. vessel owners and operators, both publicly and privately held. We believe that we operate the second largest fleet by DWT of new generation Jones Act-qualified OSVs in the United States. Internationally, our OSVs compete against other U.S. owners, as well as foreign owners and operators of OSVs. Some of our international competitors may benefit from a lower cost basis in their vessels, which are usually not constructed in U.S. shipyards, as well as from lower crewing costs and favorable tax regimes. While foreign vessel owners cannot engage in U.S. coastwise trade, some cabotage laws in other parts of the world permit temporary waivers for foreign vessels if domestic vessels are unavailable. We and other U.S. and foreign vessel owners have been able to obtain such waivers in the foreign jurisdictions in which we operate.
Many of the services provided by MPSVs do not involve the transportation of merchandise and therefore are generally not considered coastwise trade under U.S. and foreign cabotage laws. Consequently, our MPSVs and the HOSMAX MPSVs being constructed under our fifth OSV newbuild program face competition from both foreign-flagged vessels and U.S.-flagged vessels for non-coastwise trade activities. In addition, since 2009, owners and operators of Jones-Act qualified MPSVs, such as ourselves, have challenged interpretations of the Jones Act issued by Customs and Border Protection, or CBP, that we believe erroneously allow foreign MPSVs to be used in U.S. coastwise trade. In 2009 and again in 2017, CBP announced proposed modifications to or revocations of these interpretations, but subsequently withdrew both of those proposals. In 2017, trade organizations representing the owners and operators of Jones-Act qualified MPSVs, as well as U.S. shipyards that build them, sued CBP on account of the continued existence of Jones Act interpretations that are inconsistent with the statute. That suit is pending in Federal District Court for the District of Columbia, Captain Paul Radtke, et. al. v. U.S Bureau of Customs and Border Protection, et. al. Civil Action No. 17-2412. If successful, that litigation may reduce competition that our Jones-Act qualified MPSVs face from foreign MPSVs that are currently allowed by CBP to engage in coastwise trade.
Competition in the MPSV industry is significantly affected by the particular capabilities of a vessel to meet the requirements of a customer’s project as well as price. While operating in the GoM, our MPSVs are required to utilize U.S. crews while foreign-owned vessels have historically been allowed to employ non-U.S. mariners, often from low-wage nations. U.S. crews are often more expensive than foreign crews. Also, foreign MPSV owners may have more favorable tax regimes than ours. Consequently, prices for foreign-owned MPSVs in the GoM are often lower than prices we can charge. Finally, some potential MPSV customers are also owners of MPSVs that will compete with our vessels. During the recent downturn, many foreign MPSVs have departed the GoM and most MPSVs operating in the GoM are Jones-Act qualified. If market conditions improve and the CBP letter rulings continue to allow foreign vessels to engage in coastwise trade, we might face significant price competition from the owners of these foreign vessels that enjoy lower manning and tax burdens.
We continue to observe intense scrutiny by our customers on the safety and environmental management systems of vessel operators. As a consequence, we believe that deepwater customers are increasingly biased towards companies that have demonstrated a financial and operational commitment and capacity to employ such systems. We believe this trend will, over time, make it difficult for small enterprises to compete effectively in the deepwater OSV and MPSV markets. Additionally, we have observed less willingness by operators to utilize DP-1 vessels in deepwater operations in the GoM. This trend will likely result in the retirement of non-DP vessels and a migration of DP-1 vessels to non-deepwater regions, such as the shelf, and certain international regions.
Although some of our principal competitors are larger or have more extensive international operations than we do, we believe that our operating capabilities and reputation for quality and safety enable us to compete effectively with other fleets in the market areas in which we operate or intend to operate. In particular, we believe that the relatively young age and advanced features of our OSVs and MPSVs provide us with a competitive advantage. The ages of our high-spec new generation OSVs range from one year to 19 years with a weighted-average fleet age, based on DWT, of six years. In fact, approximately 90% of our active new generation OSVs have been placed in-service since January 1, 2008. The average age of the industry’s conventional U.S.-flagged OSV fleet is over 35 years and the industry's domestic new generation OSV fleet is approximately ten years. We believe that most of these older vessels are cold-stacked and many of them have been or will be permanently retired in the next few years due to physical and economic obsolescence. Worldwide competition for new generation vessels has been impacted in recent years by the increase in newbuild OSVs placed in-service to address greater customer interest in deep-well, deepwater and ultra-deepwater drilling activity and the decline in industry activity due to low oil prices. Upon completion of our fifth OSV newbuild program, we expect to own a fleet of 72 Upstream vessels of which 82% will be DP-2 or DP-3 with a weighted-average fleet age, based on DWT, of ten years in 2019.
Over the past three years, there have been several, and we expect further, formal and informal restructurings of owners and operators of OSVs and MPSVs that compete with us in the U.S. and globally. Two of our publicly traded domestic competitors emerged from Chapter 11 proceedings in 2017. Companies that have undergone restructurings may have less debt and obligations associated with servicing their debt than companies that have not undergone restructurings. Additionally, fresh start accounting rules might also provide advantages that impact financial results that such restructured companies report. Because we have not initiated measures of this kind, we may face stiffer competition from restructured companies and may also report lower financial results relative to such restructured companies.
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impact our ability to manage, maintain and grow our business. In crewing our vessels, we require skilled employees who can perform physically demanding work and operate complex vessel systems. As the result of our vessel stacking strategy, we have reduced our mariner headcount significantly. When these stacked vessels return to service, we will need to hire and train additional mariners to operate such vessels.
CUSTOMER DEPENDENCY
Our customers are generally limited to large, independent, integrated or nationally-owned energy companies. These firms are relatively few in number. The percentage of revenues attributable to a customer in any particular year depends on the level of oil and natural gas exploration, development and production activities undertaken by such customer, the availability and suitability of our vessels for the customer’s projects or products and other factors, many of which are beyond our control. For the year ended December 31, 2017, Hess Corporation, Military Sealift Command and Royal Dutch Shell plc (including worldwide affiliates) each accounted for 10% or more of our consolidated revenues. For a discussion of significant customers in prior periods, see Note 13 to our consolidated financial statements.
GOVERNMENT REGULATION
Environmental Laws and Regulations
Our operations are subject to a variety of federal, state, local and international laws and regulations regarding the discharge of materials into the environment or otherwise relating to environmental protection. The requirements of these laws and regulations have become more complex and stringent in recent years and may, in certain circumstances, impose strict, joint and several liability, rendering a company liable for environmental damages and remediation costs without regard to negligence or fault on the part of such party. Aside from possible liability for damages and costs including natural resource damages associated with releases of oil or hazardous materials into the environment, such laws and regulations may expose us to liability for the conditions caused by others or even acts of ours that were in compliance with all applicable laws and regulations at the time such acts were performed. Failure to comply with applicable laws and regulations may result in the imposition of administrative, civil and criminal penalties, revocation of permits, issuance of corrective action orders and suspension or termination of our operations. Moreover, it is possible that future changes in the environmental laws, regulations or enforcement policies that impose additional or more restrictive requirements or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to us and could have a material adverse effect on our financial condition, results of operations or cash flows. We have performed what we consider to be appropriate environmental due diligence in connection with our operations and, where possible, we have taken all necessary steps to qualify for any applicable statutory defenses and limits of liability available under environmental regulations. We believe that we are in substantial compliance with currently applicable environmental laws and regulations.
OPA 90 and regulations promulgated pursuant thereto amend and augment the oil spill provisions of the Clean Water Act and impose a variety of duties and liabilities on “responsible parties” related to the prevention and/or reporting of oil spills and damages resulting from such spills in or threatening U.S. Waters, including the Outer Continental Shelf or adjoining shorelines. A “responsible party” includes the owner or operator of an onshore facility, pipeline or vessel or the lessee or permittee of the area in which an offshore facility is located. OPA 90 assigns liability to each responsible party for containment and oil removal costs, as well as a variety of public and private damages including the costs of responding to a release of oil, natural resource damages, damages for injury to, or economic losses resulting from, destruction of real or personal property of persons who own or lease such affected property. For any vessels, other than “tank vessels,” that are subject to OPA 90, the liability limits are the greater of $1,100 per gross ton or $939,800. A party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. In addition, for an Outer Continental Shelf facility or a vessel carrying crude oil from a well situated on the Outer Continental Shelf, the limits apply only to liability for damages (e.g. natural resources, real or personal property, subsistence use, reserves, profits and earnings capacity, and public services damages). The owner or operator of such facility or vessel is liable for all removal costs resulting from a discharge or substantial threat of discharge without limits. If the party fails to report a spill or to cooperate fully in the cleanup, the liability limits likewise do not apply and certain defenses may not be available. Moreover, OPA 90 imposes on responsible parties the need for proof of financial responsibility to cover at least some costs in a potential spill. As required, we have provided satisfactory evidence of financial responsibility to the USCG for all of our vessels over 300 tons. OPA 90 does not preempt state law, and states may impose liability on responsible parties and requirements for removal beyond what is provided in OPA 90.

OPA 90 also imposes ongoing requirements on a responsible party, including preparedness and prevention of oil spills and preparation of an oil spill response plan. We have engaged the Marine Spill Response Corporation to serve as our Oil Spill Removal Organization for purposes of providing oil spill removal resources and services for our operations in U.S. waters as required by the USCG. In addition, our Tank Vessel Response Plan and Non-Tank Vessel Response Plan have been approved by the USCG.
The Clean Water Act imposes strict controls on the discharge of pollutants into the navigable waters of the United States. The Clean Water Act also provides for civil, criminal and administrative penalties for any unauthorized discharge of oil or other hazardous substances in reportable quantities and imposes liability for the costs of removal and remediation of an unauthorized discharge, including the costs of restoring damaged natural resources. Many states have laws that are analogous to the Clean Water Act and also require remediation of accidental releases of petroleum or other pollutants in reportable quantities. Our OSVs routinely transport diesel fuel to offshore rigs and platforms and also carry diesel fuel for their own use. Our OSVs also transport bulk chemical materials used in drilling activities and liquid mud, which contain oil and oil by-products. We maintain vessel response plans as required by the Clean Water Act to address potential oil and fuel spills.
The Comprehensive Environmental Response, Compensation, and Liability Act of 1980, also known as “CERCLA” or “Superfund,” and similar laws impose liability for releases of hazardous substances, pollutants and contaminants into the environment. CERCLA currently exempts crude oil from the definition of hazardous substances for purposes of the statute, but our operations may involve the use or handling of other materials that may be classified as hazardous substances, pollutants and contaminants. CERCLA assigns strict, joint and several liability to each responsible party for response costs, as well as natural resource damages. Under CERCLA, responsible parties include not only owners and operators of vessels but also any person who arranged for the disposal or treatment, or arranged with a transporter for transport for disposal or treatment of hazardous substances, and any person who accepted hazardous substances for transport to and selected the disposal or treatment facilities. Thus, we could be held liable for releases of hazardous substances that resulted from operations by third parties not under our control or for releases associated with practices performed by us or others that were standard in the industry at the time and in compliance with existing laws and regulations.
The Resource Conservation and Recovery Act regulates the generation, transportation, storage, treatment and disposal of onshore hazardous and non-hazardous wastes and requires states to develop programs to ensure the safe treatment, storage and disposal of wastes. States having jurisdiction over our operations also have their own laws governing the generation and management of solid and hazardous waste. We generate non-hazardous wastes and small quantities of hazardous wastes in connection with routine operations. We believe that all of the wastes that we generate are handled in all material respects in compliance with the Resource Conservation and Recovery Act and analogous state statutes.
The USCG's final Ballast Rule became effective on June 21, 2012, and the EPA renewed the Vessel General Permit under the National Pollutant Discharge Elimination System effective on December 19, 2013. In addition, the International Maritime Organization's, or IMO, International Convention for the Control and Management of Ships’ Ballast Water and Sediments otherwise known as the Ballast Water Management Convention, or BWMC, became effective on September 8, 2017. The BWMC has similar standards to that of the USCG and EPA ballast water regulations. These regulations require all our existing vessels to meet certain standards pertaining to ballast water discharges. An exemption to certain compliance requirements in the U.S. is provided for vessels that operate within an isolated geographic region, as determined by the USCG and EPA, respectively. Most of our vessels operating in the GoM are exempt from the ballast water treatment requirements. However, for non-exempt vessels, ballast water treatment equipment may be required to be utilized on the vessel. The USCG has several approved ballast water treatment systems and, as a result, we will have to become compliant with ballast water treatment requirements that previously were waived in the U.S. Internationally, compliance with IMO’s BWMC is not expected to impact us until 2018 and thereafter, as implementation of these rules is based on the renewal of a vessel’s International Oil Pollution Prevention Certificate after September 8, 2017. We have currently estimated the cost of compliance with either the USCG's Ballast Rule or the BWMC to be approximately $250,000 per vessel that is required to be fitted with a treatment system.
The Clean Air Act, or CAA, passed by Congress in 1970 regulates all air pollutants resulting from industrial activities. The 1990 amendments to the CAA established jurisdiction of offshore regions. Proposed and existing facilities and vessels must prepare, as part of their development plans and reporting procedures, detailed emissions data to prove compliance with the CAA and obtain necessary permits. We believe that all of our facilities and vessels have obtained the necessary permits and are operating in all material respects in compliance with the CAA. The EPA also imposed emissions regulations affecting vessels that operate in the United States. These regulations impose standards that may require modifications to our vessels at a cost that we have as yet been unable to estimate. Moreover, the EPA’s decision to regulate “greenhouse gases” as a pollutant may result in further regulations and compliance costs.
Climate Change
Greenhouse gas emissions have increasingly become the subject of international, national, regional, state and local attention. The EPA has adopted regulations under the CAA that require new and existing industrial facilities to obtain permits for carbon dioxide equivalent emissions above emission thresholds. In addition, the EPA adopted rules that mandate reporting of greenhouse gas data and other information by i) industrial sources, ii) suppliers of certain products, and iii) facilities that inject carbon dioxide underground. To the extent that these regulations may apply, we could be responsible for costs associated with complying with such regulations. Cap and trade initiatives to limit greenhouse gas emissions have been introduced in the European Union. Similarly, in prior years, numerous bills related to climate change have been introduced in the U.S. Congress, which could adversely impact most industries. In addition, future regulation of greenhouse gas could occur pursuant to future treaty obligations, statutory or regulatory changes or new climate change legislation in the jurisdictions in which we operate. It is uncertain whether any of these initiatives will be implemented. However, based on published media reports, we believe that it is unlikely that the current proposed initiatives in the U.S. will be implemented without substantial modification. If such initiatives are implemented, we do not believe that such initiatives would have a direct, material adverse effect on our operating results.
Restrictions on greenhouse gas emissions or other related legislative or regulatory enactments could have an effect in those industries that use significant amounts of petroleum products, which could potentially result in a reduction in demand for petroleum products and, consequently and indirectly, our offshore transportation and support services. We are currently unable to predict the manner or extent of any such effect. Furthermore, one of the asserted long-term physical effects of climate change may be an increase in the severity and frequency of adverse weather conditions, such as hurricanes, which may increase our insurance costs or risk retention, limit insurance availability or reduce the areas in which, or the number of days during which, our customers would contract for our vessels in general and in the GoM in particular. We are currently unable to predict the manner or extent of any such effect.
EMPLOYEES
On December 31, 2017, we had 831 employees, including 649 operating personnel and 182 corporate, administrative and management personnel. Excluded from these personnel totals are 78 third-country nationals that we contracted to serve on our vessels as of December 31, 2017. These non-U.S. mariners are typically provided by international crewing agencies. With the exception of 63 employees located in Brazil and Mexico, none of our employees are represented by a union or employed pursuant to a collective bargaining agreement or similar arrangement. We have not experienced any strikes or work stoppages, and our management believes that we continue to experience good relations with our employees.

GEOGRAPHIC AREAS
The table below presents revenues by geographic region for the past three fiscal years (in thousands):

	Year Ended December 31,
	2017	% of total	2016	% of total	2015	% of total
United States	$153,060	80.0%	$185,475	82.7%	$328,262	69.0%
International	38,352	20.0%	38,824	17.3%	147,808	31.0%
	$191,412	100.0%	$224,299	100.0%	$476,070	100.0%
The table below presents net property, plant and equipment by geographic region for the past three fiscal years (in thousands):

	As of December 31,
	2017	% of total	2016	% of total	2015	% of total
United States	$2,218,773	88.7%	$2,250,384	87.3%	$2,218,646	86.2%
International	282,240	11.3%	328,004	12.7%	356,015	13.8%
	$2,501,013	100.0%	$2,578,388	100.0%	$2,574,661	100.0%
Foreign Operations
Operating in foreign markets presents many political, social and economic challenges. Although we take measures to mitigate these risks, they cannot be completely eliminated. See "Item—1A Risk Factors" for a further discussion of the risks of operating in foreign markets.
SEASONALITY
Demand for our offshore support services is directly affected by the levels of offshore drilling and production activity. Budgets of many of our customers are based upon a calendar year, and demand for our services has historically been stronger in the second and third calendar quarters when allocated budgets are expended by our customers and weather conditions are more favorable for offshore activities. Many other factors, such as the expiration of drilling leases and the supply of and demand for oil and natural gas, may affect this general trend in any particular year. In addition, we typically have an increase in demand for our vessels to survey and repair offshore infrastructure immediately following major hurricanes or other named storms in the GoM.
WEBSITE AND OTHER ACCESS TO COMPANY REPORTS AND OTHER MATERIALS
Our website address is http://www.hornbeckoffshore.com. We make available on this website, free of charge, access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports, as well as other documents that we file with, or furnish to, the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such documents are filed with, or furnished to, the Commission. We intend to use our website as a means of disclosing material non-public information and for complying with disclosure obligations under Regulation FD. Such disclosures will be included on our website under the heading “Investors—IR Home.” Accordingly, investors should monitor such portion of our website, in addition to following our press releases, Commission filings and public conference calls and webcasts. Periodically, we also update our investor presentations which can be viewed on our website. You may read and copy any materials we file with the Commission at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov. Our Corporate Governance Guidelines, Code of Conduct, titled "Navigating with Integrity," (which applies to all employees, including our Chief Executive Officer and certain Financial and Accounting Officers), Code of Business Conduct and Ethics for Members of the Board of Directors, and the charters for our Audit, Nominating/Corporate Governance and Compensation Committees, can all be found on the Investor Relations page of our website under “Corporate Governance”. We intend to disclose any changes to or waivers from the Code of Conduct that would otherwise be required to be disclosed under Item 5.05 of Form 8-K on our website. We will also provide printed copies of these materials to any stockholder upon request to Hornbeck Offshore Services, Inc., Attn: General Counsel, 103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433. The information on our website is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the Commission.
ITEM 1A—Risk Factors
Our results of operations and financial condition can be adversely affected by numerous risks. You should carefully consider the risks described below as well as the other information we have provided in this Annual Report on Form 10-K. The risks described below are not the only ones we face. You should also consider the factors contained in our “Forward Looking Statements” disclaimer found on page ii of this Annual Report on Form 10-K. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.
We may not have the funds available or be able to obtain the funds necessary to meet the obligations relating to our 2020 senior notes, our 2021 senior notes, or our New Credit Facility.
Our 2020 senior notes, our 2021 senior notes, and our New Credit Facility, which collectively have a face value of $980.3 million, mature in April 2020, March 2021, and June 2023, respectively. In addition, upon the occurrence of certain change of control events, as defined in the indentures governing the 2020 senior notes and the 2021 senior notes, holders of such notes would have the right to require us to repurchase such notes at 101% of their principal amount, plus accrued and unpaid interest. We do not expect to have sufficient cash on hand and cash flow from operations to meet all of these obligations as they come due and will need to access additional sources of capital in order to refinance some or all of this indebtedness prior to maturity. There can be no assurance that we will succeed in accessing new capital or, if successful, that the capital we raise will not be expensive or dilutive to stockholders. Failure to meet our obligations related to any tranche of our senior notes may result in the acceleration of our other indebtedness and result in a material adverse effect on our financial condition and results of operations.
As a result of the declines in oil prices that began in late 2014, our clients have reduced and may further reduce spending on exploration and production projects, resulting in a decrease in demand for our services.
Oil and natural gas prices, and market expectations of potential changes in these prices, significantly impact the level of worldwide drilling and production services activities. Reduced demand for oil and natural gas or periods of surplus oil and natural gas generally result in lower prices for these commodities and often impact the economics of planned drilling projects and ongoing production projects, resulting in the curtailment, reduction, delay or postponement of such projects for an indeterminate period of time. When drilling and production activity and spending declines, both vessel dayrates and utilization for our vessels historically decline as well. This has been the case, beginning in October 2014 and continuing into 2018.
Oil prices worldwide dropped significantly commencing in 2014. While prices have partially recovered, we cannot predict whether current prices are sustainable. Further we do not know whether current prices will result in increased offshore and/or deepwater capital spending by our customers.
A continuation of the prolonged reduction in the overall level of exploration and development activities, whether resulting from changes in oil and gas prices or otherwise, could materially and adversely affect us by negatively impacting:
•our revenues, cash flows and profitability;
•the fair market value of our vessels;
•our ability to maintain or increase our borrowing capacity;

•	our ability to obtain capital to re-finance our existing debt or expand our business through acquisitions, or otherwise;
•the collectability of our receivables; and

•	our ability to retain or rehire skilled personnel whom we would need in the event of an upturn in the demand for our services.
If any of the foregoing were to occur, it could have a material adverse effect on our business and financial results.
Increases in the supply of vessels could decrease dayrates.
In addition to our fifth OSV newbuild program, which is nearing completion, certain of our competitors previously announced plans to construct new vessels to be deployed in domestic and foreign locations, thus adding to the available vessel capacity. A remobilization to the GoM oilfield of U.S.-flagged vessels currently operating in other regions or in non-

oilfield applications would result in an increase in vessel capacity in the GoM, one of our core markets. Similarly, vessel capacity in foreign markets, including our core markets of Mexico and Brazil, may also be impacted by U.S.-flagged or other vessels migrating to such foreign locations. Further, a repeal, suspension or significant modification of the Jones Act, or the administrative erosion of its benefits, permitting vessels that are either foreign-flagged, foreign-built, foreign-owned, foreign-controlled or foreign-operated to engage in the U.S. coastwise trade, would also result in an increase in capacity. Any increase in the supply of OSVs or MPSVs, whether through new construction, refurbishment or conversion of vessels from other uses, remobilization or changes in law or its application, could not only increase competition for charters and lower utilization and dayrates, which would adversely affect our revenues and profitability, but could also worsen the impact of the current or any future downturn in the oil and gas industry on our results of operations and financial condition. Because some services provided by MPSVs are not protected by the Jones Act, foreign competitors may bring additional MPSVs to the GoM or build additional MPSVs that we will compete with domestically or internationally for such services.
The level of offshore oil and gas exploration, development and production activity has historically been volatile and is likely to continue to be so in the future. The level of activity is subject to large fluctuations in response to relatively minor changes in a variety of factors that are beyond our control.
Changes in, among others, the following factors can negatively impact our performance:

•	worldwide demand for oil and natural gas;

•	prevailing oil and natural gas prices and expectations about future prices and price volatility;

•	changes in capital spending budgets by our customers;

•	the ability of oil and gas companies to generate or otherwise obtain funds for exploration and production;

•	local and international political and economic conditions and policies;

•	unavailability of drilling rigs in our core markets of the GoM, Mexico and Brazil;

•	the cost of offshore exploration for, and production and transportation of, oil and natural gas;

•	successful exploration for, and production and transportation of, oil and natural gas from onshore sources;

•	consolidation of oil and gas and oil service companies operating offshore;

•	availability and rate of discovery of new oil and natural gas reserves in offshore areas;

•	technological advances affecting energy production and consumption;

•	the ability or willingness of the Organization of Petroleum Exporting Countries, or OPEC, to set and maintain production levels for oil;

•	oil and natural gas production levels by non-OPEC countries;

•	weather conditions; and

•	environmental and other regulations affecting our customers and their other service providers.
Commencing in late 2014, we observed a significant decline in oil prices, which caused oil companies to announce and implement significant reductions in their capital spending programs, that is the source of much of our business activity. A prolonged period of reduced oil prices is having and could continue to have a significant adverse and long-term impact on the Company’s financial condition and results of operations.

The early termination of contracts on our vessels could have an adverse effect on our operations.
Some of the long-term contracts for our vessels and all contracts with governmental entities and national oil companies contain early termination options in favor of the customer; however, some have early termination remedies or other provisions designed to discourage the customers from exercising such options. We cannot assure that our customers would not choose to exercise their termination rights in spite of such remedies or the threat of litigation with us. Until replacement of such business with other customers, any termination could temporarily disrupt our business or otherwise adversely affect our financial condition and results of operations. We might not be able to replace such business on economically equivalent terms. In addition, during the current and prior downturns, we have experienced customers requesting contractual concessions even though contrary to existing contractual terms. While not legally required to give concessions, commercial considerations may dictate that we do so, given the relatively few deepwater customers operating in the GoM.
Intense competition in our industry could reduce our profitability and market share.
Contracts for our vessels are generally awarded on an intensely competitive basis. Some of our competitors are willing to accept lower dayrates in order to maintain utilization, which can have a negative impact on our dayrates and utilization. As a result, we could lose customers and market share to these competitors. Similarly, competition in various markets may also be impacted by U.S.-flagged vessels migrating in and out of foreign locations due to the pace of drilling activity in the GoM.
We may not be able to complete the construction of our remaining newbuild program or may experience delays or cost overruns related to that program.
We are currently constructing the last two MPSVs under our pending newbuild program. These vessels are large and complex. We are required to make remaining milestone payments to the shipyard and other vendors totaling approximately $62 million, the majority of which payments will be due in 2019 upon delivery of each vessel from the shipyard. While we have sufficient cash on hand today to meet these obligations, unforeseen events could result in our inability to fund these obligations when they come due, which could have an adverse impact on our business plans, financial condition and results from operations. Additionally, the shipyard is delayed and unforeseen events could result in significant cost overruns for which, under certain circumstances, we might be responsible. Such delays or cost overruns could impact our ability to meet our obligations to the shipyard and could otherwise materially and adversely affect our financial condition and results from operations.
The failure to successfully complete repairs, maintenance and routine drydockings on-schedule and on-budget could adversely affect our financial condition and results of operations.
We routinely engage shipyards to drydock our vessels for regulatory compliance and to provide repair and maintenance. These activities are subject to the risks of delay and cost overruns inherent in any large construction project, including shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, including costs of steel, inability to obtain necessary certifications and approvals and shortages of materials or skilled labor. Significant delays could result in adverse effects to our anticipated contract commitments or revenues. Significant cost overruns could adversely affect our financial condition and results of operations.
We have grown, and may continue to grow, through acquisitions that give rise to risks and challenges that could adversely affect our future financial results.
We regularly consider possible acquisitions of single vessels, vessel fleets and businesses that complement our existing operations to enable us to grow our business. Acquisitions can involve a number of special risks and challenges, including:

•	diversion of management time and attention from our existing business and other business opportunities;

•	delays in closing or the inability to close an acquisition for any reason, including third party consents or approvals;

•	any unanticipated negative impact on us of disclosed or undisclosed matters relating to any vessels or operations acquired;

•	loss or termination of employees, including costs associated with the termination or replacement of those employees;

•	assumption of debt or other liabilities of the acquired business, including litigation related to the acquired business;

•	the incurrence of additional acquisition-related debt as well as increased expenses and working capital requirements;

•	dilution of stock ownership of existing stockholders;

•	increased costs and efforts in connection with compliance with Section 404 of the Sarbanes-Oxley Act; and

•	substantial accounting charges for restructuring and related expenses, impairment of goodwill, amortization of intangible assets, and stock-based compensation expense.
Even if we consummate an acquisition, the process of integrating acquired operations into our own may result in unforeseen operating difficulties and costs and may require significant management attention and financial resources. In addition, integrating acquired businesses may impact the effectiveness of our internal controls over financial reporting. In the currently depressed market for OSVs, we might not be able to place vessels we acquire into immediate service, which will result in our paying for the cost to stack these vessels and eventually the cost to bring them out of stack, which could be a significant barrier to their utilization if we do not have sufficient liquidity to justify such expenses. Any of the foregoing, and other factors, could harm our ability to achieve anticipated levels of utilization and profitability from acquired vessels or businesses or to realize other anticipated benefits of acquisitions.
We can give no assurance that we will be able to identify desirable acquisition candidates or that we will be successful in entering into definitive agreements or closing such acquisitions on satisfactory terms. An inability to acquire additional vessels or businesses may limit our growth potential.
Our contracts with the United States Government could be impacted by budget cuts.
Our government contracts depend upon annual funding commitments authorized by Congress. In a period of government budget cuts or other political events, our contracts might not be re-authorized, resulting in a material decline in our anticipated revenues.
We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.
Increasingly stringent federal, state, local and foreign laws and regulations governing worker health and safety and the manning, construction and operation of vessels significantly affect our operations. Many aspects of the marine industry are subject to extensive governmental regulation by the USCG, the National Transportation Safety Board, the EPA and the United States Customs Service, and their foreign equivalents, and to regulation by private industry organizations such as the American Bureau of Shipping. The USCG and the National Transportation Safety Board set safety standards and are authorized to investigate vessel accidents and recommend improved safety standards, while the USCG and Customs Service are authorized to inspect vessels at will. Our operations are also subject to international conventions, federal, state, local and international laws and regulations that control the discharge of pollutants into the environment or otherwise relate to environmental protection. Compliance with such laws, regulations and standards may require installation of costly equipment, increased manning, specific training, and/or operational changes. While we endeavor to comply with all applicable laws, circumstances might exist where we might not come into complete compliance with applicable laws and regulations which could result in administrative and civil penalties, criminal sanctions, imposition of remedial obligations or the suspension or termination of our operations. Some environmental laws impose strict, joint and several liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. These laws and regulations may expose us to liability for the conduct of, or conditions caused by, others, including charterers. Moreover, these laws and regulations could change in ways that substantially increase costs that we may not be able to pass along to our customers. Any changes in applicable conventions or laws, regulations or standards that would impose additional requirements or restrictions on our or our oil and gas exploration and production customers’ operations could adversely affect our financial condition and results of operations. It is possible that laws and regulations may become even more stringent, which could also adversely affect our financial condition and results of operations.

We are also subject to the Merchant Marine Act of 1936, which provides that, upon proclamation by the President of a national emergency or a threat to the security of the national defense, the Secretary of Transportation may requisition or purchase any vessel or other watercraft owned by United States citizens (which includes United States corporations), including vessels under construction in the United States. If one of our OSVs or MPSVs were purchased or requisitioned by the federal government under this law, we would be entitled to be paid the fair market value of the vessel in the case of a purchase or, in the case of a requisition, the fair market value of charter hire. We would also not be entitled to be compensated for any consequential damages we suffer as a result of the requisition or purchase of any of our OSVs or MPSVs. The purchase or the requisition for an extended period of time of one or more of our vessels could adversely affect our results of operations and financial condition.
Finally, we are subject to the Merchant Marine Act of 1920, commonly referred to as the Jones Act, which requires that vessels engaged in coastwise trade to carry cargo between U.S. ports be documented under the laws of the United States and be controlled by U.S. citizens. A corporation is not considered a U.S. citizen unless, among other things, at least 75% of the ownership of voting interests with respect to its equity securities are held by U.S. citizens. We endeavor to ensure that we would be determined to be a U.S. citizen as defined under these laws by including in our certificate of incorporation certain restrictions on the ownership of our capital stock by non-U.S. citizens and establishing certain mechanisms to maintain compliance with these laws. If we are determined at any time not to be in compliance with these citizenship requirements, our vessels might become ineligible to engage in the coastwise trade in U.S. domestic waters, and our business and operating results would be adversely affected.
The Jones Act’s provisions restricting coastwise trade to vessels controlled by U.S. citizens have been circumvented in recent years by foreign interests that seek to engage in trade reserved for vessels controlled by U.S. citizens and otherwise qualifying for coastwise trade. Legal challenges against such actions are difficult, costly to pursue and are of uncertain outcome. In addition, the Jones Act is often criticized and there are efforts underway by affected interest groups to seek its repeal. To the extent such efforts are successful and foreign competition is permitted, such competition could have a material adverse effect on domestic companies in the offshore service vessel industry and on our financial condition and results of operations. In addition, in the interest of national defense, the Secretary of Homeland Security is authorized to suspend the coastwise trading restrictions imposed by the Jones Act on vessels not controlled by U.S. citizens. Such waivers are granted from time-to-time.
Our business involves many operating risks that may disrupt our business or otherwise result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.
Our vessels are subject to operating risks such as:

•	catastrophic marine disaster;

•	adverse weather and sea conditions;

•	mechanical failure;

•	collisions or allisions;

•	oil and hazardous substance spills;

•	navigation errors;

•	acts of God; and

•	war and terrorism.
The occurrence of any of these events may result in damage to or loss of our vessels or other property, injury or death of people or contamination of the environment. If any of these events were to occur, we could be exposed to liability for resulting damages and possible penalties that, pursuant to typical marine indemnity policies, we must pay and then seek reimbursement from our insurer. Affected vessels may also be removed from service and thus be unavailable for income-generating activity. While we believe our insurance coverage is adequate and insures us against risks that are customary in the industry, we may be unable to renew such coverage in the future at commercially reasonable rates. Moreover, existing or future coverage may not be sufficient to cover claims that may arise and we do not maintain insurance for loss of income resulting from a marine casualty.

Our operations in international markets and shipyard activities in foreign shipyards subjects us to risks inherent in conducting business internationally.
We derive a portion of our revenues from foreign sources. In addition, certain of our shipyard repair and procurement activities are being conducted with foreign vendors. We therefore face risks inherent in conducting business internationally, such as legal and governmental regulatory requirements, potential vessel seizure or nationalization of assets, import-export quotas or other trade barriers, difficulties in collecting accounts receivable and longer collection periods, political and economic instability, kidnapping of or assault on personnel, piracy, adverse tax consequences, difficulties and costs of staffing international operations and language and cultural differences. We do not hedge against foreign currency risk. While we endeavor to contract in U.S. Dollars when operating internationally, some contracts may be denominated in a foreign currency, which would result in a foreign currency exposure risk. All of these risks are beyond our control and difficult to insure against. We cannot predict the nature and the likelihood of any such events. If such an event should occur, however, it could have a material adverse effect on our financial condition and results of operations.
We may lose the right to operate in some international markets in which we have a presence.
In certain foreign markets in which we operate, most notably Mexico, we sometimes depend upon governmental waivers of cabotage laws. These waivers could be revoked or made more burdensome, which could result in our inability to continue our operations or materially increase the costs of operating in such foreign locations. In addition, our foreign customers are often large state-owned oil companies that have monopolies or near monopolies in their home countries. These companies sometimes impose contractual requirements or restrictions that cannot be negotiated away and that can impose significant operating risks upon us. From time to time, we have challenged these contractual actions in foreign markets, which entails significant risks.
Future results of operations depend on the long-term financial stability of our customers.
Some of the contracts we enter into for our vessels are full utilization contracts with initial terms ranging from one to five years. We enter into these long-term contracts with our customers based on a credit assessment at the time of execution. Our financial condition in any period may therefore depend on the long-term stability and creditworthiness of our customers. We can provide no assurance that our customers will fulfill their obligations under our long-term contracts and the insolvency or other failure of a customer to fulfill its obligations under such contracts could adversely affect our financial condition and results of operations.
We may be unable to attract and retain qualified, skilled employees necessary to operate our business.
Our success depends in large part on our ability to attract and retain highly skilled and qualified personnel. Our inability to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
In crewing our vessels, we require skilled employees who can perform physically demanding work. As a result of the recent volatility of the oil and gas industry, we have significantly reduced our mariner headcount. Additionally, as a result of such volatility, vessel employees and potential employees may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive with ours. Further, unlike the current weak market conditions, during normal market conditions, we face strong competition within the broader oilfield industry for employees and potential employees, including competition from drilling rig operators for our fleet personnel. We may have difficulty hiring employees or finding suitable replacements as needed and, once normal market conditions return, should a reduced pool of workers arise, it is possible that we would have to raise wage rates or increase our benefits offered to attract workers and to retain our current employees. In such circumstances, should we not be able to increase our service rates to our customers to compensate for wage-rate increases or recruit qualified personnel to operate our vessels at full utilization, our financial condition and results of operations may be adversely affected.
Our employees are covered by federal laws that may subject us to job-related claims in addition to those provided by state laws.
Some of our employees are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law. These laws preempt state workers’ compensation laws and permit these employees and their representatives to pursue actions against employers for job-related incidents in federal courts based on tort theories.

Because we are not generally protected by the damage limits imposed by state workers’ compensation statutes for these types of claims, we may have greater exposure for any claims made by these employees.
Our success depends on key members of our management, the loss of whom could disrupt our business operations.
We depend to a large extent on the efforts and continued employment of our executive officers and key management personnel. We do not maintain key-man insurance. The loss of services of one or more of our executive officers or key management personnel could have a negative impact on our financial condition and results of operations.
Restrictions contained in the indentures governing our 2020 senior notes, our 2021 senior notes, and in the agreement governing our New Credit Facility may limit our ability to obtain additional financing and to pursue other business opportunities.
Covenants contained in the indenture governing our 2020 senior notes, in the indenture governing our 2021 senior notes and in the agreement governing our New Credit Facility require us to meet certain financial tests, which may limit or otherwise restrict:

•	our flexibility in operating, planning for, and reacting to changes, in our business;

•	our ability to dispose of assets, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities; and

•	our ability to obtain additional financing for working capital, refinancing of existing debt, capital expenditures, including our newbuild programs, acquisitions, general corporate and other purposes.
We have high levels of fixed costs that will be incurred regardless of our level of business activity.
Our business has high fixed costs. Downtime or low productivity due to reduced demand, as is currently being experienced, from weather interruptions or other causes can have a significant negative effect on our operating results and financial condition. In addition, given our recent vessel stackings, our fixed costs are borne by a substantially smaller active fleet of vessels.
Our revenues and operating results may vary significantly from quarter to quarter due to a number of factors such as volatility in our vessel dayrates, changes in utilization, vessel incidents and other unforeseen matters. Many of these factors that may cause our actual financial results to vary from our publicly disclosed earnings guidance and forecasts are outside of our control.
Our actual financial results might vary from those anticipated by us or by securities analysts and investors, and these variations could be material. From time to time we publicly provide various forms of guidance, which reflect our projections about future market expectations and operating performance. The numerous assumptions underlying such guidance may be impacted by factors that are beyond our control and might not turn out to be accurate. Although we believe that the assumptions underlying our projections are reasonable when such projections are made, actual results could be materially different, particularly with respect to our MPSVs.
We are susceptible to unexpected increases in operating expenses such as crew wages, materials and supplies, maintenance and repairs, and insurance costs.
Many of our operating costs, such as crew wages, materials and supplies, maintenance and repairs, and insurance costs, are unpredictable and vary based on events beyond our control. Our gross margins will vary based on fluctuations in our operating costs. If our costs increase or we encounter unforeseen costs, we may not be able to recover such costs from our customers, which could adversely affect our financial position, results of operations and cash flows.
Stacked vessels may introduce additional operational issues.
In recognition of weak market conditions, we have elected to stack OSVs and MPSVs on various dates since October 1, 2014. We may choose to stack additional vessels should market conditions warrant. In connection with such stackings, we have reduced our mariner headcount significantly. Operationally, we limit the number of persons available to maintain such stacked vessels. Also, we have fewer revenue-producing units in service that can contribute to our results and contribute cash flows to cover our fixed costs and commitments. When stacked vessels return to service, we will incur previously deferred drydocking costs for regulatory recertifications and may incur costs to hire and train mariners to operate such vessels. Delay in reactivating stacked vessels and the costs and other expenses related to the reactivation of stacked vessels could have a material adverse effect on our cash flows and results of operations.
We may be adversely affected by uncertainty in the global financial markets.
Our future results may be impacted by volatility, weakness or deterioration in the debt and equity capital markets. Inflation, deflation, or other adverse economic conditions may negatively affect us or parties with whom we do business resulting in their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments, the failure of shipyards and major suppliers to complete orders or the failure by banks to provide expected funding under our revolving credit agreement. Additionally, credit market conditions may slow our collection efforts as customers experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. This could result in greater expense associated with collection efforts and increased bad debt expense.
Any softening in the global economic recovery may adversely impact our ability to issue additional debt and equity in the future on acceptable terms. We cannot be certain that additional funding will be available if needed and to the extent required, on acceptable terms.
We may be unable to collect amounts owed to us by our customers.
We typically grant our customers credit on a short-term basis. Related credit risks are inherent as we do not typically collateralize receivables due from customers. We provide estimates for uncollectible accounts based primarily on our judgment using historical losses, current economic conditions and individual evaluations of each customer as evidence supporting the receivables valuations stated on our financial statements. However, our receivables valuation estimates may not be accurate and receivables due from customers reflected in our financial statements may not be collectible.
Future changes in legislation, policy, restrictions or regulations for drilling in the United States that cause delays or deter new drilling could have a material adverse effect on our financial position, results of operations and cash flows.
In response to the April 20, 2010, Deepwater Horizon incident, the regulatory agencies with jurisdiction over oil and gas exploration, including the DOI, imposed temporary moratoria on drilling operations, by requiring operators to reapply for exploration plans and drilling permits that had previously been approved, and by adopting numerous new regulations and new interpretations of existing regulations regarding offshore operations that are applicable to our customers and with which their new applications for exploration plans and drilling permits must prove compliant. Compliance with these new regulations and new interpretations of existing regulations have materially increased the cost of drilling operations in the GoM. These additional compliance costs could materially adversely impact our business, financial position or results of operations.
The fundamental change purchase feature of our 2019 convertible senior notes and the change of control purchase features of our 2020 senior notes and our 2021 senior notes and provisions of our certificate of incorporation, bylaws, stockholder rights plan and Delaware law may delay or prevent an otherwise beneficial takeover attempt of the Company.
The terms of our 2019 convertible senior notes require us to purchase the notes for cash in the event of a fundamental change, as defined in the applicable indenture. Upon a change in control, our 2020 senior notes and our 2021 senior notes require us to repurchase such senior notes at 101% of aggregate principal. A change in control of the Company would trigger the requirement that we purchase the 2019 convertible senior notes, the 2020 senior notes and the 2021 senior notes. A de-listing of the Company would trigger the requirement that we purchase the 2019 convertible senior notes. Furthermore, our certificate of incorporation and bylaws, Delaware corporations law, and our stockholder rights plan contain provisions that could have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial to investors.

Our stock price has been volatile, declining precipitously from time to time during the period from 2013 through the present, and it could decline again.
The securities markets in general and our common stock in particular have experienced significant price and volume volatility in recent years. The market price and trading volume of our common stock may continue to experience significant fluctuations due not only to general stock market conditions but also to a change in sentiment in the market regarding our operations or business prospects or those of companies in our industry. In addition to the other risk factors discussed above, the price and volume volatility of our common stock may be affected by:

•	factors influencing the levels of global oil and natural gas exploration and exploitation activities, such as the current depressed prices for oil or natural gas;

•	the ability or willingness of OPEC to set and maintain production levels for oil;

•	oil and gas production levels by non-OPEC countries;

•	operating results that vary from the expectations of securities analysts and investors;

•	disasters such as the Deepwater Horizon incident in the Gulf of Mexico in 2010;

•	the operating and securities price performance of companies that investors or analysts consider comparable to us;

•	actions by rating agencies related to our 2019 convertible senior notes, our 2020 senior notes, or our 2021 senior notes;

•	geopolitical risks;

•	announcements of strategic developments, acquisitions and other material events by us or by our competitors; and

•	changes in global financial markets and global economies and general market conditions, such as interest rates, commodity and equity prices and the value of financial assets.
ITEM 1B—Unresolved Staff Comments
None.
ITEM 2—Properties
Our principal executive offices are in Covington, Louisiana, where we lease approximately 65,000 square feet of office space under a lease with an initial term expiring in September 2025 and three additional five-year renewal periods. Our primary domestic operating office is located in Port Fourchon, Louisiana. We also maintain four international offices from which we operate our fleet of vessels in Mexico and Brazil, as set forth below. For more information, see "Management’s Discussion and Analysis of Financial Condition and Results of Operations" included within this report. We believe that our facilities, including waterfront locations used for vessel dockage and certain vessel repair work, provide an adequate base of operations for the foreseeable future.

Our principal properties as of December 31, 2017 are as follows:

Location	Description	Area Using Property	Owned/Leased
Covington, Louisiana, USA	Corporate Headquarters	Corporate	Leased
Hammond, Louisiana, USA	Warehouse	GoM	Owned
Port Fourchon, Louisiana, USA	Dock, Office, Warehouse, Yard	GoM	Leased
Paraiso, Tabasco, Mexico	Office	Mexico	Leased
Ciudad Del Carmen, Campeche, Mexico	Office	Mexico	Leased
Barra da Tijuca, Rio de Janeiro, Brazil	Office	Brazil	Leased
Niteroi, Rio de Janeiro, Brazil	Office	Brazil	Leased
Houston, Texas, USA	Office	GoM	Leased
In addition to the foregoing, our revenues are principally derived from our vessels described in "Item 1—Business" of this Annual Report on Form 10-K.
Item 3—Legal Proceedings

In December 2000, LEEVAC Marine Inc. (a predecessor entity to our current subsidiary Hornbeck Offshore Transportation, LLC, or HOT) was one of several companies that formed a limited liability company, SSIC Remediation, LLC, or SSIC, which conducted interim phase environmental remedial activities at the SBA Shipyards site in Jennings, Louisiana pursuant to a December 9, 2002 Order and Agreement with the EPA. In 2015, the EPA notified SSIC’s counsel of its renewed interest in the site and on September 9, 2016 published a final rule (effective October 11, 2016) adding the site to the General Superfund section of the CERCLA National Priorities List. In November 2016, HOT and nine other parties voluntarily entered into an Administrative Settlement Agreement and Order on Consent to conduct a Remedial Investigation/Feasibility Study, or RIFS, in connection with the site. In 2017, the group submitted a draft RIFS work plan to the EPA, and anticipates commencing RIFS work in 2018 within 90 days of receiving work plan approval from the EPA. HOT has accrued a liability of $0.1 million to cover expenses anticipated to be incurred with respect to conducting the RIFS. HOT’s anticipated percentage of liability for the RIFS cost and subsequent cleanup efforts has decreased from 4.0% to 3.4% due to the addition of new members to the group during 2017. The Company has not made a judgment concerning the ultimate cost of clean up should it be required.

Item 4—Mine Safety Disclosures
None.

PART II
Item 5—Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Our common stock, $0.01 par value, trades on the New York Stock Exchange, or NYSE, under the trading symbol “HOS”. The following table sets forth, for the quarterly periods indicated, the high and low sale prices for our common stock as reported by the NYSE during 2017 and 2016.

	2017		2016
	High	Low	High	Low
First Quarter	$8.52	$3.05	$12.98	$5.58
Second Quarter	$4.53	$1.51	$12.57	$7.67
Third Quarter	$4.40	$2.07	$9.62	$4.35
Fourth Quarter	$4.87	$2.79	$9.07	$3.00
On January 31, 2018, we had 19 holders of record of our common stock.
We have not previously declared or paid, and we do not plan to declare or pay in the foreseeable future, any cash dividends on our common stock. Our current intention is to retain all additional cash that our business generates to cover all of our growth capital expenditures, commercial-related capital expenditures, annually recurring cash debt service, maintenance capital expenditures, cash income taxes and the retirement of debt. Any future payment of cash dividends or stock or debt repurchases will depend upon our financial condition, capital requirements, plans to reduce our long-term debt and our earnings, as well as other factors that our Board of Directors may deem relevant. In addition, the indentures governing our 2020 senior notes, our 2021 senior notes and the agreement governing our New Credit Facility include restrictions on our ability to pay cash dividends on our common stock. See "Item 7-Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Note 6 to our consolidated financial statements for further discussion.
See "Item 12-Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” for information regarding shares of common stock authorized for issuance under our equity compensation plans.

Item 6—Selected Financial Data
SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
(In thousands, except operating and per share data)
Our selected historical consolidated financial information as of and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, was derived from our audited historical consolidated financial statements prepared in accordance with GAAP. The data should be read in conjunction with and is qualified in its entirety by reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K. In 2013, we closed the sale of our Downstream segment to Genesis Marine, LLC. The historical results for the Downstream segment and the gain on the sale of that segment have been presented as discontinued operations for all periods in the Selected Historical Consolidated Financial Information presented herein.

	Year Ended December 31,
	2017	2016	2015	2014	2013
Statement of Operations Data:
Revenues	$191,412	$224,299	$476,070	$634,793	$548,145
Operating expenses	120,537	131,658	219,260	296,500	239,239
Depreciation and amortization	111,901	113,556	109,029	115,450	85,962
General and administrative expenses	47,597	43,358	48,297	54,245	53,428
Gain (loss) on sale of assets	(121)	54	44,060	822	1,587
Operating income (loss)	(88,744)	(64,219)	143,544	169,420	171,103
Gain (loss) on early extinguishment of debt	15,478	—	—	—	(25,776)
Interest income	2,203	1,490	1,525	1,086	2,515
Interest expense	51,364	48,675	39,496	30,733	47,352
Other income (expenses)(1)	(396)	2,052	1,005	501	(92)
Income (loss) before income taxes	(122,823)	(109,352)	106,578	140,274	100,398
Income tax expense (benefit)	(150,244)	(45,506)	39,757	52,367	36,320
Income (loss) from continuing operations	27,421	(63,846)	66,821	87,907	64,078
Income from discontinued operations, net of tax	—	—	—	618	47,315
Net income (loss)(2)	27,421	(63,846)	66,821	88,525	111,393
Per Share Data:
Basic earnings (loss) per common share from continuing operations	$0.74	$(1.76)	$1.87	$2.43	$1.79
Basic earnings per common share from discontinued operations	—	—	—	0.02	1.31
Basic earnings (loss) per common share	$0.74	$(1.76)	$1.87	$2.45	$3.10
Diluted earnings (loss) per common share from continuing operations	$0.73	$(1.76)	$1.84	$2.40	$1.76
Diluted earnings per common share from discontinued operations	—	—	—	0.01	1.29
Diluted earnings (loss) per common share	$0.73	$(1.76)	$1.84	$2.41	$3.05
Weighted average basic shares outstanding	36,858	36,248	35,755	36,172	35,895
Weighted average diluted shares outstanding(3)	37,664	36,248	36,302	36,692	36,548
Balance Sheet Data (at period end):
Cash and cash equivalents	$186,849	$217,027	$259,801	$185,123	$439,291
Working capital(4)	199,579	225,412	279,522	254,827	447,195
Property, plant, and equipment from continuing operations, net	2,501,013	2,578,388	2,574,661	2,459,486	2,125,374
Property, plant, and equipment from discontinued operations, net	—	—	—	—	759
Total assets(5)	2,768,878	2,878,275	2,984,416	2,860,935	2,743,015
Total long-term debt(6) (7)	1,080,826	1,083,710	1,070,281	1,057,487	1,045,297
Total stockholders’ equity	1,437,924	1,402,996	1,446,163	1,370,765	1,295,428
Statement of Cash Flows Data:
Net cash provided by (used in) continuing operations:
Operating activities	$(14,658)	$53,500	$217,095	$163,797	$210,059
Investing activities	(21,300)	(97,011)	(141,349)	(401,515)	(526,630)
Financing activities	6,226	(252)	(229)	(20,355)	(64,336)
Net cash provided by discontinued operations:
Operating activities	$—	$—	$—	$2,374	$15,368
Investing activities	—	—	—	1,638	228,689
Other Financial Data (unaudited):
EBITDA(8)	$38,239	$51,389	$253,578	$285,371	$231,197
Capital expenditures	21,343	97,535	293,349	408,693	542,651
Other Operating Data (unaudited)(9):
Average number of new generation OSVs(10)	62.0	61.9	60.0	57.4	50.7
Average number of active new generation OSVs(11)	19.2	20.6	42.0	56.6	50.3
Average new generation OSV fleet capacity (DWT)	220,072	218,854	206,030	177,033	132,564
Average new generation OSV vessel capacity (DWT)	3,550	3,535	3,436	3,076	2,609
Average new generation OSV utilization rate(12)	23.1%	25.2%	54.4%	79.6%	83.7%
Effective new generation OSV utilization rate (13)	75.2%	75.7%	77.8%	80.7%	84.4%
Average new generation OSV dayrate(14)	$20,250	$25,233	$26,278	$27,416	$26,605
Effective dayrate(15)	$4,678	$6,359	$14,295	$21,823	$22,268

(1)	Represents other operating income and expenses, including equity in income (loss) from investments and foreign currency transaction gains or losses.

(2)
Included in our net income for 2017 was a $125,200 tax benefit related to U.S. tax reform legislation that was enacted in December 2017 and a $15,500 net gain on early extinguishment of debt, partially offset by $14,200 of tax expense due to valuation allowances related to tax credits that may expire prior to being utilized and a

$1,700 non-cash write-off of goodwill. Excluding these reconciling items from our 2017 results, we would have recorded a net loss of $(91,934) or $(2.49) per diluted share for the year ended December 31, 2017.

(3)
For the year ended December 31, 2017, the Company had 185 anti-dilutive stock options. For the year ended December 31, 2016, due to a net loss, the Company excluded from the calculation of loss per share the effect of equity awards representing rights to acquire 975 shares of common stock. For the year ended December 31, 2015, the Company had 322 anti-dilutive stock options. For the years ended December 31, 2014 and 2013, the Company had no anti-dilutive stock options. See Note 3 of our consolidated financial statements for more information about diluted shares outstanding.

(4)	Includes working capital (deficit) from discontinued operations in the amount of $470 and $1,461 as of December 31, 2014 and 2013, respectively.

(5)	Includes total assets from discontinued operations in the amount of $470 and $2,337 as of December 31, 2014 and 2013, respectively.

(6)
Excludes deferred gain and original issue discount associated with our New Credit Facility in the amount of $18,911 and $1,228 as of December 31, 2017, respectively. Excludes imputed original issue discount associated with our 2019 convertible senior notes in the amount of $6,634, $31,093, $41,600, $51,528 and $60,908 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(7)
Excludes deferred financing costs associated with our New Credit Facility in the amount of $3,445 as of December 31, 2017; and deferred financing costs associated with our 2019 convertible senior notes in the amount of $1,486, $3,061, $4,095, $5,073 and $5,996 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively; and deferred financing costs associated with our 2020 senior notes in the amount of $2,061, $3,025, $3,944, $4,863 and $5,782 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively; and deferred financing costs associated with our 2021 senior notes in the amount of $3,142, $4,111, $5,080 and $6,049 as of December 31, 2017, 2016, 2015, 2014 and 2013, respectively.

(8)	See our discussion of EBITDA as a non-GAAP financial measure immediately following these footnotes.

(9)
Excluded from the Other Operating Data are the results of operations for our MPSVs, our shore-base facility, and vessel management services. Due to the fact that each of our MPSVs has a workload capacity and significantly higher income generating potential than each of our new generation OSVs, the utilization and dayrate levels of our MPSVs could have a very large impact on our results of operations. For this reason, our consolidated operating results, on a period-to-period basis, are disproportionately impacted by the level of dayrates and utilization achieved by our MPSVs.

(10)
We owned 62 new generation OSVs as of December 31, 2017. Our average number of new generation OSVs for the years ended December 31, 2017, 2016, 2015, 2014 and 2013, reflect the deliveries of certain vessels under our fourth and fifth OSV newbuild programs. Please refer to Our Vessels on page 7 of this Form 10-K for more information about vessel names and placed in-service dates. Excluded from this data is one conventional OSV, which was sold during 2016 that was considered a non-core asset.

(11)
In response to weak market conditions, we elected to stack certain of our new generation OSVs on various dates in 2009 and 2010. Based on improved market conditions, we had re-activated all of our stacked new generation OSVs by June 30, 2013. During 2014, we experienced weak market conditions for which we elected to stack certain of our new generation OSVs on various dates since October 2014. Active new generation OSVs represent vessels that are immediately available for service during each respective period.

(12)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(13)	Effective utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of stacked vessel days.

(14)
Average dayrates represent average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs generated revenue.

(15)	Effective dayrate represents the average dayrate multiplied by the average new generation utilization rate.

Non-GAAP Financial Measures
We disclose and discuss EBITDA as a non-GAAP financial measure in our public releases, including quarterly earnings releases, investor conference calls and other filings with the Commission. We define EBITDA as earnings (net income) before interest, income taxes, depreciation and amortization. Our measure of EBITDA may not be comparable to similarly titled measures presented by other companies. Other companies may calculate EBITDA differently than we do, which may limit its usefulness as a comparative measure.
We view EBITDA primarily as a liquidity measure and, as such, we believe that the GAAP financial measure most directly comparable to this measure is cash flows provided by operating activities. Because EBITDA is not a measure of financial performance calculated in accordance with GAAP, it should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.
EBITDA is widely used by investors and other users of our financial statements as a supplemental financial measure that, when viewed with our GAAP results and the accompanying reconciliations, we believe EBITDA provides additional information that is useful to gain an understanding of the factors and trends affecting our ability to service debt, pay deferred taxes and fund drydocking charges and other maintenance capital expenditures. We also believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our cash flow generating capacity from quarter to quarter and year to year.
EBITDA is also a financial metric used by management (i) as a supplemental internal measure for planning and forecasting overall expectations and for evaluating actual results against such expectations; (ii) as a significant criteria for annual incentive cash bonuses paid to our executive officers and other shore-based employees; (iii) to compare to the EBITDA of other companies when evaluating potential acquisitions; and (iv) to assess our ability to service existing fixed charges and incur additional indebtedness.

The following table provides the detailed components of EBITDA, as we define that term, for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 respectively (in thousands).

	Year Ended December 31,
	2017	2016	2015	2014	2013
Components of EBITDA:
Income (loss) from operations	$27,421	$(63,846)	$66,821	$87,907	$64,078
Interest, net:
Debt obligations	51,364	48,675	39,496	30,733	47,352
Interest income	(2,203)	(1,490)	(1,525)	(1,086)	(2,515)
Total interest, net	49,161	47,185	37,971	29,647	44,837
Income tax expense (benefit)	(150,244)	(45,506)	39,757	52,367	36,320
Depreciation	98,733	93,071	82,566	71,301	55,332
Amortization	13,168	20,485	26,463	44,149	30,630
EBITDA	$38,239	$51,389	$253,578	$285,371	$231,197
The following table reconciles EBITDA to cash flows provided by operating activities for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 respectively (in thousands).

	Year Ended December 31,
	2017	2016	2015	2014	2013
EBITDA Reconciliation to GAAP:
EBITDA	$38,239	$51,389	$253,578	$285,371	$231,197
Cash paid for deferred drydocking charges	(8,063)	(3,978)	(13,267)	(43,609)	(35,875)
Cash paid for interest	(52,194)	(50,152)	(50,492)	(50,548)	(53,636)
Cash (paid for) refunds of taxes	9,042	(3,732)	(4,808)	(5,679)	(4,537)
Changes in working capital	2,742	50,801	66,667	(31,522)	36,450
Stock-based compensation expense	6,999	9,983	10,293	10,324	11,888
(Gain) loss on sale of assets	121	(54)	(44,060)	(822)	(1,587)
(Gain) loss on early extinguishment of debt	(15,478)	—	—	—	25,776
Changes in other, net	3,934	(757)	(816)	282	383
Cash flows provided by (used in) operations	$(14,658)	$53,500	$217,095	$163,797	$210,059
In addition, we have also historically made certain adjustments, as applicable, to EBITDA for losses on early extinguishment of debt, stock-based compensation expense and interest income, to internally evaluate our performance based on the computation of ratios used in certain financial covenants of our credit agreements with various lenders, whenever applicable. We believe that such ratios can, at times, be material components of financial covenants and, when applicable, failure to comply with such covenants could result in the acceleration of indebtedness or the imposition of restrictions on our financial flexibility.
The following table provides certain detailed adjustments to EBITDA, as defined in our New Credit Facility for the years ended December 31, 2017, 2016, 2015, 2014, and 2013, respectively (in thousands).
Adjustments to EBITDA for Computation of Financial Ratios Used in Debt Covenants

	Year Ended December 31,
	2017	2016	2015	2014	2013
(Gain) loss on early extinguishment of debt	$(15,478)	$—	$—	$—	$25,776
Stock-based compensation expense	6,999	9,983	10,293	10,324	11,914
Interest income	2,203	1,490	1,525	1,086	2,515

Set forth below are the material limitations associated with using EBITDA as a non-GAAP financial measure compared to cash flows provided by operating activities.

•	EBITDA does not reflect the future capital expenditure requirements that may be necessary to replace our existing vessels as a result of normal wear and tear,

•	EBITDA does not reflect the interest, future principal payments and other financing-related charges necessary to service the debt that we have incurred in acquiring and constructing our vessels,

•	EBITDA does not reflect the deferred income taxes that we will eventually have to pay once we are no longer in an overall tax net operating loss carryforward position, as applicable, and

•	EBITDA does not reflect changes in our net working capital position.
Management compensates for the above-described limitations in using EBITDA as a non-GAAP financial measure by only using EBITDA to supplement our GAAP results.

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements or as a result of certain factors such as those set forth in our Forward Looking Statements disclaimer on page ii of this Annual Report on Form 10-K.
General
Oil prices remain at low levels compared to prices that prevailed between 2005 and late 2014. These lower oil prices have caused major, international and independent oil companies with deepwater operations to significantly reduce their capital spending budgets, which are the principal demand drivers for our services. Less spending by our customers combined with a global oversupply of OSVs for current market conditions, including high-spec OSVs in our core markets, have resulted in significant reductions in our dayrates and utilization.
The principal question facing the industry is the duration of the current downturn. Our current view is that market conditions will remain weak for all or most of 2018. However, given the recent improvement in oil prices, global economic improvement, growth in oil demand and lower exploration and development costs achieved by our customers, we believe that the necessary elements for improved conditions in our market may be taking shape. While impossible to predict, this market improvement may take-hold as early as 2019. However, a loss of confidence in oil price recovery or an inability by our customers to sustain cost improvements could derail or postpone a recovery.
While we have taken extensive measures to reduce costs, these reductions alone will not be sufficient to mitigate the full impact of revenue loss over an extended period of time. Even in light of our currently depressed operating levels, cash generated from operations together with cash on hand and availability under the New Credit Facility should be sufficient to fund our operations and commitments through the end of 2019. However, absent the combination of a significant recovery of market conditions such that cash flow from operations were to increase materially from projected levels coupled with a refinancing and/or further management of our funded debt obligations, we do not currently expect to have sufficient liquidity to repay the full amount of our remaining tranches of 2020 senior notes and 2021 senior notes when they mature in fiscal years 2020 and 2021, respectively, even if a market recovery were to begin in 2018 or 2019. The New Credit Facility was the first step in addressing the maturities of our unsecured notes. We remain fully cognizant of the challenges currently facing the offshore oil and gas industry and continue to review our capital structure and assess our strategic options.
In the GoM, three high-spec OSVs were delivered into the domestic market during 2017. We expect an additional nine high-spec OSVs to be delivered into domestic service during 2018. We do not anticipate significant growth in the supply of high-spec OSVs beyond the currently anticipated level of 205 of such vessels by the end of 2018. During the fourth quarter of 2017, there was an average of roughly 33 floating rigs available in the GoM, while an average of only 21.2 were working. As of February 7, 2018, there were 34 rigs available and 21 were working. However, seven floating rigs have contracts that will expire during the remainder of 2018. We do not know whether the remaining rigs will receive contract renewals for operations in the GoM. One additional rig arrived in the GoM since the beginning of 2018. No additional rigs are expected to arrive before the end of 2018. We expect three rigs to depart from the GoM during 2018. Once a rig arrives in the GoM, it can take several months to commence work and, therefore, we do not know the timing of when operations of newly arrived rigs will begin, if at all. Given these market conditions, we anticipate our average dayrates and utilization levels for our OSVs operating in the GoM will continue to be depressed for the foreseeable future. However, the GoM is one of the premier deepwater markets in the world and we are committed to supporting our customers in this market. We believe that once the current supply and demand fundamentals return to more normal conditions, our results from operations will improve. Unlike our OSVs, whose utilization are tied principally to drilling activities, we have seen improved demand for our MPSVs in recent quarters. These vessels are used for a wide variety of oilfield applications that are not necessarily related to drilling. Because of the need to continuously inspect, repair and maintain offshore infrastructure, our MPSVs have, in recent quarters, partially counter-acted weakness in overall drilling activities. However, we have not seen a significant pick up in the expansion of offshore infrastructure, such as field development that more meaningfully drives MPSV utilization.

In recognition of these weak market conditions, we stacked OSVs and MPSVs on various dates commencing on October 1, 2014. As of December 31, 2017, we had 42 OSVs stacked. As of February 7, 2018, we had 44 OSVs stacked. These 44 stacked vessels represent 63% of our fleetwide vessel headcount, and 45% of our total OSV and MPSV deadweight tonnage. We may consider stacking additional vessels or reactivating vessels as market conditions warrant. By stacking vessels, we have significantly reduced our on-going cash outlays and lowered our risk profile; however, we also have fewer revenue-producing units in service that can contribute to our results and produce cash flows to cover our fixed costs and commitments. While we may choose to stack additional vessels should market conditions warrant, our current expectation is to retain our active fleet in the market to accept contracts at the best available terms even if such contracts are below our breakeven cash cost of operations.
There have been six auctions completed since energy reform began in Mexico in 2013, including two deepwater and two shallow water tenders. So far, these auctions have yielded 58 contracts with forecasted investment over their lifetime of $134.3 billion. The next deepwater lease auctions are scheduled for March and July 2018, respectively. However, questions remain on the timing of the incremental activity expected in the Mexican deepwater GoM as a result of these auctions. As a result of leases awarded during the initial shallow water lease round in 2016, two operators announced major discoveries in mid-July 2017. We have observed a dispute over resource ownership between the country of Mexico and the new international companies that have experienced recent drilling success in fields adjacent to PEMEX-owned fields. This dispute may slow down drilling plans until the ownership issue is resolved. We consider Mexico to be a long-term market for our services, especially in light of energy reforms expected to be carried out there. We continue to explore opportunities to place additional vessels into Mexico to support PEMEX in its ongoing shallow water activity and non-PEMEX customers in support of future shelf and deepwater activity there.
In Brazil, Petrobras has moved towards an "all Brazilian flag" vessel fleet, which has limited opportunities in Brazil for foreign-flagged vessels, except where highly specialized services are required. In January 2016, we placed one of our newbuild HOSMAX 310 class OSVs into Brazilian registry and have imported that vessel into Brazil. In October 2016, Brazil enacted new legislation that will allow international oil companies to participate as operators of pre-salt offshore developments, reversing a policy that had reserved such properties to Petrobras, exclusively. By doing so, the Brazilian government has created the possibility that foreign operators might spur additional exploration and development activity that has been dampened by low oil prices and Petrobras' difficulties. Recently, the Brazilian National Petroleum Agency announced that a fourth round of auctions for the pre-salt areas will be held in June 2018. The outcome of this bidding process is viewed positively for growing the participation of international oil companies in the Brazilian offshore sector, which is one of our core markets.
Our Vessels
All of our current vessels are qualified under the Jones Act to engage in U.S. coastwise trade, except for nine foreign-flagged new generation OSVs and two foreign-flagged MPSVs. As of December 31, 2017, our 20 active new generation OSVs, eight MPSVs and four managed OSVs were operating in domestic and international areas as noted in the following table:

Operating Areas
Domestic
GoM	22
Other U.S. coastlines(1)	6
28
Foreign
Brazil	1
Mexico	1
Other Latin America	2
4
Total Active Vessels(2)	32

(1)	Comprised of two owned vessels and four managed vessels that are currently supporting the military.

(2)	Excluded from this table are 42 OSVs that were stacked as of December 31, 2017.
OSV Newbuild Program #5. Our fifth OSV newbuild program consists of four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. As of February 7, 2018, we had delivered and placed in service 22 vessels under such newbuild program. Delivery of the two remaining vessels under this 24-vessel domestic newbuild program is expected to occur during the second and third quarters of 2019. With the addition of the two MPSVs, we expect to own ten MPSVs as of December 31, 2019. These MPSV additions result in a projected average MPSV fleet complement of 8.0, 9.0 and 10.0 vessels for the fiscal years 2018, 2019 and 2020, respectively. The aggregate cost of our fifth OSV newbuild program, excluding construction period interest, is expected to be approximately $1,335.0 million, approximately 95.3% of which has already been incurred. For further information regarding our fifth OSV newbuild program, please refer to the Capital Expenditures and Related Commitments section.
Operating Costs
Our operating costs are primarily a function of fleet size, areas of operations and utilization levels. The most significant direct operating costs are wages paid to vessel crews, maintenance and repairs, and marine insurance. Because most of these expenses are incurred regardless of vessel utilization, our direct operating costs as a percentage of revenues may fluctuate considerably with changes in dayrates and utilization. As of December 31, 2017, we had 42 stacked vessels. By removing these vessels from our active operating fleet, we have been able to significantly reduce our operating costs, including crew costs. If market conditions worsen, we may elect to stack additional vessels. Our fixed operating costs are now spread over 28 owned and operated vessels and four vessels managed for the U.S. Navy.
In certain foreign markets in which we operate, we are susceptible to higher operating costs, such as materials and supplies, crew wages, maintenance and repairs, taxes, importation duties, and insurance costs. Difficulties and costs of staffing international operations, including vessel crews, and language and cultural differences generally contribute to a higher cost structure in foreign locations compared to our domestic operations. We may not be able to recover higher international operating costs through higher dayrates charged to our customers. Therefore, when we increase our international complement of vessels, our gross margins may fluctuate depending on the foreign areas of operation and the complement of vessels operating domestically.
In addition to the operating costs described above, we incur fixed charges related to the depreciation of our fleet and amortization of costs for routine drydock inspections to ensure compliance with applicable regulations and to maintain certifications for our vessels with the USCG and various classification societies. The aggregate number of drydockings and other repairs undertaken in a given period determines the level of maintenance and repair expenses and marine inspection amortization charges. We capitalize costs incurred for drydock inspection and regulatory compliance and amortize such costs over the period between such drydockings, typically 30 months. Applicable maritime regulations require us to drydock our vessels twice in a five-year period for inspection and routine maintenance and repair. If we undertake a disproportionately large number of drydockings in a particular fiscal period, comparability of results may be affected. While we can defer required drydockings of stacked vessels, we will be required to conduct such deferred drydockings prior to such vessels returning to service, which could delay their return to active service.
Critical Accounting Estimates
Our consolidated financial statements included in this Annual Report on Form 10-K have been prepared in accordance with accounting principles generally accepted in the United States. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. In other circumstances, we are required to make estimates, judgments and assumptions that we believe are reasonable based upon available information. We base our estimates and judgments on historical experience and various other factors that we believe are reasonable based upon the information available. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies discussed in Note 2 to our consolidated financial statements, the following may involve estimates that are inherently more subjective.
Carrying Value of Vessels. We depreciate our OSVs and MPSVs over estimated useful lives of 25 years each. Salvage value for our new generation marine equipment is typically 25% of the originally recorded cost for these asset types. In assigning depreciable lives to these assets, we have considered the effects of both physical deterioration largely caused by wear and tear due to operating use and other economic and regulatory factors that could impact commercial viability. To date, our experience confirms that these policies are reasonable, although there may be events or changes in circumstances in the future that indicate that recovery of the carrying amount of our vessels might not be possible.
We presently review our vessels for impairment using the following asset groups: New Generation OSVs and MPSVs. Management has concluded that these groupings are appropriate because our vessels are highly relevant and mobile and are consistent based on the operating and marketing characteristics desired by our customers. When analyzing asset groups for impairment, we consider both historical and projected operating cash flows, operating income, and EBITDA based on current operating environment and future conditions that we can reasonably anticipate, such as inflation or prospective wage costs. These projections are based on, but not limited to, job location, current and historical market dayrates included in recent sales proposals, utilization and contract coverage; along with anticipated market drivers, such as drilling rig movements, results of offshore lease sales and discussions with our customers regarding their ongoing drilling plans. We also consider recent vessel sales and recent vessel appraisals.
If events or changes in circumstances as set forth above were to indicate that the asset group’s carrying amount may not be recoverable, we would then be required to estimate the undiscounted future cash flows expected to result from the use of the asset group and its eventual disposition. If the sum of the expected future cash flows was determined to be less than the carrying amount of the vessel, we would be required to reduce the carrying amount to fair value. Examples of events or changes in circumstances that could indicate that the recoverability of the carrying amount of our asset groups should be assessed might include a significant change in regulations such as OPA 90, a significant decrease in the market value of the asset group and current period operating or cash flow losses combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the asset group.
During the second quarter of 2016, we identified indicators of impairment relating to our vessels. As required by applicable accounting guidance, we calculated the undiscounted cash flows using a probability weighted forecast for each of our asset groups over their respective remaining useful lives. The total of the undiscounted cash flows was greater than the net book values of our asset groups and, therefore, we concluded that we did not have an impairment to our long-lived assets as of June 30, 2016. In the development of the undiscounted cash flows, in addition to the previously discussed considerations above and in light of current market conditions, we estimate the length of time it takes for the market to absorb our stacked vessels and return those vessels to active status. Any significant revisions to this estimate would have the greatest impact in the development of the undiscounted cash flows. If the estimate of the return to active status for our stacked vessels were to be two years longer than our current estimate, the undiscounted cash flows would decrease by approximately 10%, but would still be greater than the respective net book values. See Note 5 to our consolidated financial statements included herein for further discussion. While we have not observed any new impairment indicators since the second quarter of 2016, we have reviewed and updated, as necessary, the assumptions used in determining our undiscounted cash flow projections for each asset group to reflect current and projected market conditions. After reviewing the result of these projections, we have determined that each of our asset groups has sufficient projected undiscounted cash flows to recover the remaining book value of our long-lived assets within such group. We will continue to closely monitor market conditions and potential impairment indicators as long as this market downturn persists.
Recertification Costs. Our vessels are required by regulation to be recertified after certain periods of time. These recertification costs are incurred while the vessel is in drydock where other routine repairs and maintenance are performed and, at times, major replacements and improvements are performed. We expense routine repairs and maintenance as they are incurred. Recertification costs can be accounted for in one of two ways: (1) defer and amortize or (2) expense as incurred. We defer and amortize recertification costs over the length of time that the recertification is expected to last, which is generally 30 months. Major replacements and improvements, which extend the vessel’s economic useful life or functional operating capability, are capitalized and depreciated over the vessel’s remaining economic useful life. Inherent in this process are judgments we make regarding whether the specific cost incurred is capitalizable and the period that the incurred cost will benefit.
Revenue Recognition. We charter our vessels to customers under time charters based on a daily rate of hire and recognize revenue as earned on a daily basis during the contract period of the specific vessel.
Allowance for Doubtful Accounts. Our customers are primarily national oil companies, major and independent, domestic and international, oil and gas and oil service companies. Our customers are granted credit on a short-term basis and related credit risks are considered minimal. We usually do not require collateral. We provide an estimate for uncollectible accounts based primarily on management’s judgment. Management uses the relative age of receivable balances, historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts. Our historical losses have not been significant. However, because amounts due from individual customers can be significant, future adjustments to the allowance can be material if one or more individual customer’s balances are deemed uncollectible.
Income Taxes. We follow accounting standards for income taxes that require the use of the liability method of computing deferred income taxes. Under this method, deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The assessment of the realization of deferred tax assets, particularly those related to tax net operating loss, or NOL, carryforwards and foreign tax credit, or FTC, carryforwards, involves the use of management’s judgment to determine whether it is more likely than not that we will realize such tax benefits in the future prior to their expiration. The Tax Cuts and Jobs Act was signed into law in the U.S. on December 22, 2017. The primary impact of this legislation was a reduction of the corporate statutory income tax rate from 35% to 21% generally effective as of January 1, 2018. The impact of the deferred tax rate and tax law changes are required to be reflected in the period in which the law is enacted. As a result, the Company repriced its net deferred tax liabilities, which resulted in a favorable tax impact of $125.2 million and was recorded as a discrete item during the fourth quarter of 2017. We continue to review our projected operating results related to the realization of these NOL and FTC carryforwards and, during 2017, we recorded a valuation allowance of $33.1 million because we determined that it was more likely than not such NOL and FTC carryforwards may not be utilized prior to their expiration. In addition, each reporting period, we assess and adjust for any significant changes to our liability for unrecognized income tax benefits. We account for any interest and penalties relating to uncertain tax positions in general and administrative expenses.
Stock-Based Compensation Expense. All equity-settled share-based payments to employees and directors, including grants of stock options and restricted stock units, are recognized over the vesting period in the income statement based on their fair values at the date of grant. All cash-settled share-based payments to employees and directors are recognized in the income statement based on their fair values at the end of the reporting period over their vesting period.
Legal Contingencies. We are involved in a variety of claims, lawsuits, investigations and proceedings, as described in Note 10 to our consolidated financial statements. We determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. We assess our potential liability by analyzing our litigation and regulatory matters using available information. We develop our views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination such that we expect an unfavorable outcome and result in the need to recognize a material accrual, or should any of these matters result in a final adverse judgment or be settled for a significant amount, they could have a material adverse effect on our results of operations in the period or periods in which such change in determination, judgment or settlement occurs.
Results of Operations
The tables below set forth the average dayrates, utilization rates and effective dayrates for our owned new generation OSVs and the average number and size of such vessels owned during the periods indicated. These vessels generate a substantial portion of our revenues. Excluded from the OSV information below is the results of operations for our MPSVs, our shore-base facility, and vessel management services, including the four vessels managed for the U.S. Navy. The Company does not provide average or effective dayrates for its MPSVs. MPSV dayrates are impacted by highly variable customer-required cost-of-sales associated with ancillary equipment and services, such as ROVs, accommodation units and cranes, which are typically recovered through higher dayrates charged to the customer. Due to the fact that each of our MPSVs have a workload capacity and significantly higher income generating potential than each of the Company’s new generation OSVs, the utilization and dayrate levels of our MPSVs could have a very large impact on our results of operations. For this reason, our consolidated operating results, on a period-to-period basis, are disproportionately impacted by the level of dayrates and utilization achieved by our eight MPSVs.

	Years Ended December 31,
	2017	2016	2015
Offshore Supply Vessels:
Average number of new generation OSVs(1)	62.0	61.9	60.0
Average number of active new generation OSVs(2)	19.2	20.6	42.0
Average new generation OSV fleet capacity (DWT)	220,072	218,854	206,030
Average new generation OSV capacity (DWT)	3,550	3,535	3,436
Average new generation OSV utilization rate(3)	23.1%	25.2%	54.4%
Effective new generation OSV utilization rate(4)	75.2%	75.7%	77.8%
Average new generation OSV dayrate(5)	$20,250	$25,233	$26,278
Effective dayrate(6)	$4,678	$6,359	$14,295

(1)
We owned 62 new generation OSVs as of December 31, 2017. Our average number of new generation OSVs for the year ended December 31, 2017 reflects the deliveries of certain vessels under our fifth OSV newbuild program. Please refer to Our Vessels on page 7 of this Form 10-K for more information about vessel names and placed in-service dates.

(2)
In response to weak market conditions, we elected to stack certain of our new generation OSVs on various dates since October 2014. Active new generation OSVs represent vessels that are immediately available for service during each respective period.

(3)	Utilization rates are average rates based on a 365-day year. Vessels are considered utilized when they are generating revenues.

(4)	Effective utilization rate is based on a denominator comprised only of vessel-days available for service by the active fleet, which excludes the impact of stacked vessel days.

(5)
Average new generation OSV dayrates represent average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs generated revenues.

(6)	Effective dayrate represents the average dayrate multiplied by the average new generations utilization rate.

YEAR ENDED DECEMBER 31, 2017 COMPARED TO YEAR ENDED DECEMBER 31, 2016
Summarized financial information for the fiscal years ended December 31, 2017 and 2016, respectively, is shown below in the following table (in thousands, except percentage changes):

	Year Ended December 31,		Increase (Decrease)
	2017	2016	$ Change	% Change
Revenues:
Vessel revenues
Domestic	$120,114	$151,612	$(31,498)	(20.8)%
Foreign	38,352	38,824	(472)	(1.2)%
	158,466	190,436	(31,970)	(16.8)%
Non-vessel revenues	32,946	33,863	(917)	(2.7)%
	191,412	224,299	(32,887)	(14.7)%
Operating expenses	120,537	131,658	(11,121)	(8.4)%
Depreciation and amortization	111,901	113,556	(1,655)	(1.5)%
General and administrative expenses	47,597	43,358	4,239	9.8%
	280,035	288,572	(8,537)	(3.0)%
Gain (loss) on sale of assets	(121)	54	(175)	>(100.0)%
Operating loss	(88,744)	(64,219)	(24,525)	38.2%
Gain on early extinguishment of debt	(15,478)	—	(15,478)	100.0%
Interest expense	51,364	48,675	2,689	5.5%
Interest income	2,203	1,490	713	47.9%
Income tax benefit	(150,244)	(45,506)	(104,738)	>100.0%
Net income (loss)	$27,421	$(63,846)	$91,267	>(100.0)%

Revenues. Revenues for 2017 decreased by $32.9 million, or 14.7%, to $191.4 million compared to $224.3 million for 2016. Our weighted-average active operating fleet for 2017 was approximately 26.4 vessels compared to 27.0 vessels for 2016.
Vessel revenues decreased $32.0 million, or 16.8%, to $158.5 million for 2017 compared to $190.4 million for 2016. The decrease in vessel revenues primarily resulted from weak market conditions worldwide and the repricing or stacking of six OSVs that concluded long-term contracts at dayrates above current market levels. This decrease in OSV revenues was partially offset by revenues earned from our MPSV fleet which increased $6.2 million, or 13.3%, for 2017 compared to 2016. For 2017, we had an average of 43.6 vessels stacked compared to an average of 41.6 vessels stacked in the prior year. Average new generation OSV dayrates were $20,250 for 2017 compared to $25,233 for 2016, a decrease of $4,983, or 19.7%. Our new generation OSV dayrate includes a redelivery fee related to the completion of a long-term contract for one of our OSVs that was recognized during 2017. Excluding such revenue, average new generation OSV dayrates would have been $18,457. Our new generation OSV utilization was 23.1% for 2017 compared to 25.2% for 2016. This decrease in utilization is primarily due to weak market conditions for high-spec OSVs operating in the GoM and, to a lesser extent, the incremental vessels that were stacked during 2017 compared to 2016. Our new generation fleet of OSVs incurred 191 days of aggregate downtime for regulatory drydockings and certain vessels were stacked for an aggregate of 15,671 days during 2017. Excluding stacked vessel days, our new generation OSV effective utilization was 75.2% and 75.7% during the twelve months ended December 31, 2017 and 2016, respectively. Domestic vessel revenues decreased $31.5 million during 2017 compared to 2016 primarily due to lower dayrates earned by vessels operating in our fleet during the twelve months ended December 31, 2017 and the stacking of vessels since December 2015. Foreign vessel revenues were in-line with the prior year period. Foreign vessel revenues comprised 24.2% of our total vessel revenues for 2017 compared to 20.4% for 2016.
Non-vessel revenues decreased $0.9 million, or 2.7%, to $32.9 million for 2017 compared to $33.9 million for 2016. The decrease in non-vessel revenues is primarily attributable to a decrease in shore-base activity driven by continued weak market conditions during 2017 compared to 2016.

Operating expenses. Operating expenses were $120.5 million, a decrease of $11.1 million, or 8.4%, for 2017 compared to $131.7 million for 2016. Operating expenses were primarily driven lower by vessels that were removed from our active fleet count through our stacking strategy since December 2015, which resulted in a substantial reduction in mariner headcount, mariner pay cuts and reductions in other operating expenses. Aggregate cash operating expenses are projected to be in the range of $130.0 million to $145.0 million for 2018. Such cash operating expense estimate is exclusive of any additional repositioning expenses we may incur in connection with the potential relocation of more of our vessels into international markets or back to the GoM, and any customer-required cost-of-sales related to future contract fixtures that are typically recovered through higher dayrates.
Depreciation and Amortization. Depreciation and amortization expense of $111.9 million was $1.7 million, or 1.5%, lower for 2017 compared to 2016. Depreciation increased by $5.6 million primarily due to the contribution of four vessels that were placed in service under our fifth OSV newbuild program since December 2015. The depreciation increase was offset by a decrease in amortization expense of $7.3 million, which was mainly driven by postponed recertifications for certain of our stacked OSVs. Amortization expense is expected to decrease further in the near term as the result of the deferral of regulatory recertification activities for vessels that have been stacked. We expect amortization expense to increase temporarily whenever market conditions warrant reactivation of currently stacked vessels, which will then require us to drydock such vessels, and thereafter to revert back to historical levels.
General and Administrative Expenses. General and administrative expenses of $47.6 million were $4.2 million higher during 2017 compared to 2016. The increase in G&A expense was primarily attributable to $3.8 million of additional bad debt reserves due to an unfavorable ruling in a bankruptcy proceeding related to a receivable from a former customer and, to a lesser extent, higher short-term incentive compensation expense and higher contract services for our on-going liability management activities. These unfavorable variances were partially offset by lower shoreside compensation expense due to workforce reductions that were implemented during fiscal year 2016 and lower long-term incentive compensation expense attributable to a "mark-to-market" adjustment on cash-settled share-based awards to reflect the decline in our stock price during 2017. Our general and administrative expenses are expected to be in the approximate range of $45.0 to $50.0 million for 2018.
Operating Loss. Operating loss increased by $24.5 million to an operating loss of $88.7 million during 2017 compared to 2016 for the reasons discussed above. Operating loss as a percentage of revenues was 46.4% for 2017 compared to an operating loss margin of 28.6% for 2016.
Gain on Early Extinguishment of Debt. On June 15, 2017, we terminated the Old Credit Facility and replaced it with the New Credit Facility. We concurrently arranged for the repurchase of $73.3 million of the 2019 convertible senior notes and $8.1 million of the 2020 senior notes, for an aggregate total of $54.1 million of cash consideration. We recorded a gain on early extinguishment of debt of approximately $15.5 million ($10.5 million or $0.29 per diluted share after-tax), which was comprised of a $27.2 million gain on the repurchase of the 2019 convertible notes and the 2020 senior notes, offset in part by the write-off of $2.3 million in deal costs and unamortized financing costs related to the credit facilities and $9.4 million of original issue discount, deal costs and unamortized financing costs related to the notes repurchased.
Interest Expense. Interest expense of $51.4 million increased $2.7 million during 2017 compared to 2016 primarily due to capitalizing a lower percentage of interest compared to the prior-year period driven by a lower average construction work-in-progress balance in 2017 under our nearly completed newbuild program. During 2017, we recorded $10.2 million of capitalized construction period interest, or roughly 16.6% of our total interest costs, compared to capitalizing $16.7 million, or roughly 25.5% of our total interest costs, for 2016.
Interest Income. Interest income was $2.2 million for fiscal 2017, which was $0.7 million higher compared to fiscal 2016. Our average cash balance decreased to $176.2 million for 2017 compared to $237.5 million for 2016. The average interest rate earned on our invested cash balances was approximately 1.0% and 0.6% during fiscal years 2017 and 2016, respectively. The decrease in average cash balance was primarily due to cash outflows associated with the repurchase of a portion of our 2019 convertible senior notes and 2020 senior notes during 2017, cash outflows associated with our fifth OSV newbuild program and lower revenues earned by active vessels operating in our fleet during 2017 compared to 2016.
Income Tax Benefit. Our effective benefit rate was 122.3% and 41.6% for 2017 and 2016, respectively. Our income tax benefit for fiscal 2017 was favorably impacted by U.S. tax reform legislation that was enacted in December 2017. As a result, we repriced our deferred tax liabilities from 36.0% to 22.5% resulting in a benefit of $125.2 million. Such benefits were reduced primarily by tax expense related to credits that may not be utilized prior to their expiration. Excluding these one-time tax items from our 2017 results, our tax benefit rate would have been 32.7%. Our income tax rate differs from the federal statutory rate primarily due to expected state tax liabilities and items not deductible for federal income tax purposes. We anticipate our tax benefit rate for fiscal 2018 will be approximately 20% to 22%.
Net Income (Loss). Operating performance increased year-over-year by $91.3 million for reported net income of $27.4 million for 2017 compared to a net loss of $(63.8) million for 2016. This increase in net income for 2017 was primarily driven by the impact of the tax reform enacted in December 2017 discussed above, partially offset by lower revenues due to weak market conditions discussed above and the reduction of active vessels in our operating fleet.

YEAR ENDED DECEMBER 31, 2016 COMPARED TO YEAR ENDED DECEMBER 31, 2015
Summarized financial information for the fiscal years ended December 31, 2016 and 2015, respectively, is shown below in the following table (in thousands, except percentage changes):

	Year Ended December 31,		Increase (Decrease)
	2016	2015	$ Change	% Change
Revenues:
Vessel revenues
Domestic	$151,612	$298,574	$(146,962)	(49.2)%
Foreign	38,824	147,808	(108,984)	(73.7)%
	190,436	446,382	(255,946)	(57.3)%
Non-vessel revenues	33,863	29,688	4,175	14.1%
	224,299	476,070	(251,771)	(52.9)%
Operating expenses	131,658	219,260	(87,602)	(40.0)%
Depreciation and amortization	113,556	109,029	4,527	4.2%
General and administrative expenses	43,358	48,297	(4,939)	(10.2)%
	288,572	376,586	(88,014)	(23.4)%
Gain on sale of assets	54	44,060	(44,006)	(99.9)%
Operating income (loss)	(64,219)	143,544	(207,763)	>(100.0)%
Interest expense	48,675	39,496	9,179	23.2%
Interest income	1,490	1,525	(35)	(2.3)%
Income tax expense (benefit)	(45,506)	39,757	(85,263)	>(100.0)%
Net income (loss)	$(63,846)	$66,821	$(130,667)	>(100.0)%

Revenues. Revenues for 2016 decreased by $251.8 million, or 52.9%, to $224.3 million compared to $476.1 million for 2015. Our weighted-average active operating fleet for 2016 was approximately 27.0 vessels compared to 47.7 vessels for 2015.
Vessel revenues decreased $255.9 million, or 57.3%, to $190.4 million for 2016 compared to $446.4 million for 2015. The decrease in vessel revenues primarily resulted from weak market conditions in the GoM, which led to our decision to stack new generation OSVs on various dates during fiscal 2016 and fiscal 2015. For 2016, we had an average of 41.3 OSVs stacked compared to 18.0 OSVs stacked in the prior year. This decrease in vessel revenues was partially offset by $12.7 million in revenues earned from the full or partial-period contribution of eight vessels that were placed in service under our fifth OSV newbuild program since December 2014. Revenue from our MPSV fleet decreased $88.2 million, or 65.5%, for 2016 compared to 2015. Average new generation OSV dayrates were $25,233 for 2016 compared to $26,278 for 2015, a decrease of $1,045, or 4.0%. Our new generation OSV utilization was 25.2% for 2016 compared to 54.4% for 2015. This decrease in utilization is primarily due to weak spot market conditions for our high-spec OSVs operating in the GoM and the incremental vessels that were stacked during 2016 compared to 2015. Our new generation OSVs incurred 169 days of aggregate downtime for regulatory drydockings and certain vessels were stacked for an aggregate of 15,111 days during 2016. Excluding stacked vessel days, our new generation OSV effective utilization was 75.7% and 77.8% during the twelve months ended December 31, 2016 and 2015, respectively. Domestic vessel revenues decreased $147.0 million during 2016 compared to 2015 primarily due to lower effective dayrates earned by vessels operating in our fleet during the twelve months ended December 31, 2016 and the stacking of vessels since December 2014. Foreign vessel revenues decreased by $109.0 million primarily due to an average of 11 OSVs and one MPSV that relocated to the GoM from foreign regions or have been stacked on various dates since 2014. Foreign vessel revenues comprised 20.4% of our total vessel revenues for 2016 compared to 33.1% for 2015.
Non-vessel revenues increased $4.2 million, or 14.1%, to $33.9 million for 2016 compared to $29.7 million for 2015. The increase in non-vessel revenues is primarily due to the full period contribution of management services provided to the four vessels sold to the U.S Navy during 2015.

Operating expenses. Operating expenses were $131.7 million, a decrease of $87.6 million, or 40.0%, for 2016 compared to $219.3 million for 2015. Operating expenses were primarily driven lower by vessels that were removed from our active fleet count since December 2014, which resulted in a substantial reduction in mariner headcount, and multiple reductions to active mariner pay levels since December 2014. This decrease was partially offset by $9.9 million of operating costs related to the full or partial-period contribution from vessels added to our fleet since December 2014.
Depreciation and Amortization. Depreciation and amortization expense of $113.6 million was $4.5 million, or 4.2%, higher for 2016 compared to 2015. Depreciation increased by $10.5 million primarily due to the contribution of eight vessels that were placed in service on various dates since December 2014. The depreciation increase was partially offset by a decrease in amortization expense of $6.0 million, which was mainly driven by postponed recertifications for certain of our stacked OSVs.
General and Administrative Expenses. General and administrative expenses of $43.4 million were $4.9 million lower during 2016 compared to 2015. The decrease in G&A expense was primarily due to lower shoreside compensation expense. Shoreside compensation expense was lower due to workforce reductions that were implemented in late 2015 and during 2016, as well as lower short-term incentive compensation expense.
Gain on Sale of Assets. During 2015, we completed the sale of four 250EDF class OSVs to the U.S. Navy for cash consideration of $152.0 million. The sale resulted in a pre-tax gain of approximately $44.1 million ($27.6 million after-tax or $0.76 per diluted share).
Operating Income (Loss). Operating income decreased by $207.8 million to an operating loss of $(64.2) million during 2016 compared to 2015 for the reasons discussed above. Operating loss as a percentage of revenues was (28.6)% for 2016 compared to an operating income margin of 30.2% for 2015. Excluding the gain on sale of assets, our operating income for 2015 would have been $99.5 million, or 20.9% of revenues.
Interest Expense. Interest expense of $48.7 million increased $9.2 million during 2016 compared to 2015 primarily due to capitalizing a lower percentage of interest compared to the prior-year period driven by a lower average construction work-in-progress balance under our newbuild program in 2016. During 2016, we recorded $16.7 million of capitalized construction period interest, or roughly 25.5% of our total interest costs, compared to capitalizing $24.7 million, or roughly 38.5% of our total interest costs, for 2015.
Interest Income. Interest income was $1.5 million for fiscal 2016 and for fiscal 2015. Our average cash balance decreased to $237.5 million for 2016 compared to $269.9 million for 2015. The average interest rate earned on our invested cash balances was approximately 0.6% and 0.5% during fiscal years 2016 and 2015, respectively. The decrease in average cash balance was primarily due to cash outflows associated with our fifth OSV newbuild program and lower revenues earned by active vessels operating in our fleet during 2016 compared to the prior-year period.
Income Tax Expense (Benefit). Our effective tax (benefit) rate was (41.6)% and 37.3% for 2016 and 2015, respectively. Our income tax expense for each year primarily consisted of deferred taxes. Our income tax rate differs from the federal statutory rate primarily due to expected state tax liabilities and items not deductible for federal income tax purposes. Our benefit rate for fiscal 2016 was higher than the tax rate in the prior year due to a favorable tax election we made in our 2015 federal income tax return filed in the fourth quarter of 2016.
Net Income (Loss). Operating performance decreased year-over-year by $130.7 million for a reported net loss of $(63.8) million for 2016 compared to net income of $66.8 million for 2015. Excluding the gain on sale of assets, net income would have been $39.2 million for 2015. This decrease in net income for 2016 was primarily driven by lower revenues due to weak market conditions discussed above and the reduction of active vessels in our operating fleet.

Liquidity and Capital Resources
On June 15, 2017, we terminated our Old Credit Facility and replaced it with a New Credit Facility. The New Credit Facility is guaranteed by our significant domestic subsidiaries other than Hornbeck Offshore Services, LLC, which is the Co-Borrower. The six-year term of the New Credit Facility extended the February 2020 maturity that was applicable under the Old Credit Facility to June 2023.
The New Credit Facility enhanced our financial flexibility by (i) increasing liquidity from the then-applicable borrowing base of $75 million under the Old Credit Facility, (ii) extending the maturity date that existed under the Old Credit Facility by over three years, and (iii) eliminating all of the existing financial ratio maintenance covenants and the anti-cash hoarding provision of the Old Credit Facility. The New Credit Facility contains customary representations and warranties, covenants and events of default. See Note 6 for further discussion of the New Credit Facility.
Our capital requirements have historically been financed with cash flows from operations, proceeds from issuances of our debt and common equity securities, borrowings under our credit facilities and cash received from the sale of assets. We require capital to fund on-going operations, remaining obligations under our expanded fifth OSV newbuild program, vessel recertifications, discretionary capital expenditures and debt service and may require capital to fund potential future vessel construction, retrofit or conversion projects, acquisitions, stock repurchases or the retirement of debt. The nature of our capital requirements and the types of our financing sources are not expected to change significantly for 2018.
We have reviewed all of our debt agreements, including the New Credit Facility, as well as our liquidity position and projected future cash needs. Despite volatility in commodity markets, we remain confident in the long-term viability of our business model upon improvement in market conditions. Since the fall of 2014, our liquidity has been impacted by low oil and natural gas prices resulting in lower than normal cash flow from operations. However, we project that, even with the current depressed operating levels, cash generated from operations together with cash on-hand and remaining undrawn availability under the New Credit Facility should be sufficient to fund our operations and commitments through at least December 31, 2019. We also believe that we will be able to fund all of the deferred maintenance capital expenditures that will be required upon reactivation of our stacked vessels when market conditions improve with existing sources of liquidity. We have three tranches of funded unsecured debt outstanding that mature in fiscal years 2019, 2020 and 2021, respectively. However, absent the combination of a significant recovery of market conditions such that cash flow from operations were to increase materially from projected levels coupled with a refinancing and/or further management of our funded debt obligations, we do not currently expect to have sufficient liquidity to repay the full amount of the 2020 senior notes and the 2021 senior notes as they mature in fiscal years 2020 and 2021, respectively. The New Credit Facility was the first step in addressing the maturities of our unsecured notes. Refinancing in the current climate is not likely to be achievable on terms that are in-line with our historic cost of debt capital. We remain fully cognizant of the challenges currently facing the offshore oil and gas industry and are proactively taking steps to protect the business enterprise.
As of December 31, 2017, we had total liquidity (cash and credit availability) of $323.5 million, comprised of $186.8 million of cash and $136.7 million of availability under the New Credit Facility. As of February 7, 2018, we are in compliance with all applicable covenants under our New Credit Facility.
We may, subject to market conditions and our other strategic options, from time to time amend, extinguish or repurchase part or all of our outstanding debt securities or exchange them for other debt or equity securities or loans. While we have an authorized share repurchase program, we currently intend, subject to market conditions, to prioritize our cash usage appropriate to the current market cycle, our longer term commitments and our strategic objectives.
Events beyond our control, such as sustained low prices for oil and natural gas, a further significant decline in such commodity prices, renewed regulatory-driven delays in the issuance of drilling plans and permits in the GoM, declines in expenditures for exploration, development and production activity, any extended reduction in domestic consumption of refined petroleum products and other reasons discussed under the "Forward Looking Statements" on page ii and "Item 1A—Risk Factors" of this Annual Report on Form 10-K, may affect our financial condition, results of operations or cash flows in the future. Should the need for additional financing arise, we may not be able to access the capital markets on attractive terms at that time or otherwise obtain sufficient capital to meet our maturing debt obligations or finance growth opportunities that may arise. We will continue to closely monitor our liquidity position, as well as the state of the global capital and credit markets. See further discussion in the Contractual Obligations section below.

Cash Flows
Operating Activities. We rely primarily on cash flows from operations to provide working capital for current and future operations. Cash flows from operating activities were $(14.7) million in 2017, $53.5 million in 2016, and $217.1 million in 2015. Operating cash flows in 2017 were unfavorably affected by weak market conditions for our vessels operating worldwide. Operating cash flows in 2016 were unfavorably affected by weak market conditions for our vessels operating worldwide, which led to a decline in our weighted-average active operating fleet from 48 to 27 vessels. Operating cash flows in 2015 were favorably impacted by a reduction in outstanding accounts receivable balances combined with lower cash outflows for regulatory drydocking expenses compared to the prior year, partially offset by lower cash inflows from weak market conditions. Cash flows from operations for 2015 reflect full or partial-period contributions from 14 vessels that were placed in service under our fifth OSV newbuild program on various dates during 2014 and 2015.
Investing Activities. Net cash used in investing activities was $21.3 million in 2017, $97.0 million in 2016, and $141.3 million in 2015. Cash used in 2017 and 2016 consisted mainly of construction costs incurred for our fifth OSV newbuild program. Cash used in 2015 consisted of construction costs incurred for our fifth OSV newbuild program partially offset by $152.0 million in aggregate proceeds from the sale of four 250EDF class OSVs to the U.S. Navy. The proceeds from the asset sale have been reinvested in the construction of vessels under our fifth OSV newbuild program.
Financing Activities. Net cash provided by (used in) financing activities was $6.2 million in 2017, $(0.3) million in 2016, and $(0.2) million in 2015. Net cash provided by financing activities in 2017 resulted from net proceeds from our New Credit Facility partially offset by repurchases of our 2019 convertible senior notes and our 2020 senior notes. Net cash used in financing activities for 2016 resulted from net proceeds from common shares issued pursuant to our employee stock-based incentive plans, partially offset by deferred financing costs related to the amendments of our Old Credit Facility. Net cash used in financing activities for 2015 resulted from net proceeds from common shares issued pursuant to our employee stock-based incentive plans, partially offset by deferred financing costs related to the amendment and extension of our Old Credit Facility.
Commitments and Contractual Obligations
The following table and notes set forth our aggregate contractual obligations as of December 31, 2017 (in thousands).

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	Thereafter
Vessel construction commitments(1)	$62,281	$18,343	$43,938	$—	$—
5.000% senior notes due 2021(2)	450,000	—	—	450,000	—
5.875% senior notes due 2020(3)	366,942	—	366,942	—	—
1.500% convertible senior notes due 2019(4)	99,647	—	99,647	—	—
First-lien credit facility (5)	177,560	—	—	—	177,560
Interest payments(6)	209,468	57,858	103,443	35,861	12,306
Operating leases(7)	34,090	2,959	4,898	5,050	21,183
Total	$1,399,988	$79,160	$618,868	$490,911	$211,049

(1)
Vessel construction commitments reflect contractual milestone payments for our fifth OSV newbuild program. The total project costs for the currently contracted 24-vessel program are expected to be $1,335,000, excluding capitalized construction period interest. From the inception of this program through December 31, 2017, we have incurred $1,272,700, or 95.3%, of total expected project costs.

(2)	Our 2021 senior notes, with a fixed interest rate of 5.000% per year, mature on March 1, 2021 and currently include $3,142 of deferred financing costs.

(3)	Our 2020 senior notes, with a fixed interest rate of 5.875% per year, mature on April 1, 2020 and currently include $2,061 of deferred financing costs.

(4)
Our 2019 convertible senior notes, with a fixed interest rate of 1.500% per year, mature on September 1, 2019 and currently include $6,634 of non-cash original issue discount and $1,486 of deferred financing costs. Holders of the convertible senior notes may require that such notes be repurchased at their option pursuant to certain types of corporate transactions described in Note 6 of our consolidated financial statements included herein. The debt maturity reflected in the table above assumes that the holders of our convertible senior notes do not require that such notes be repurchased prior to their maturity in September 2019.

(5)	Our first-lien credit facility matures on June 15, 2023 and currently includes $1,228 of non-cash original issue discount, $3,445 of deferred financing costs and $18,911 of deferred gain.

(6)
Interest payments relate to our 2021 senior notes due March 1, 2021, our 2020 senior notes due April 1, 2020 and our 2019 convertible senior notes with semi-annual interest payments of $11,250 payable March 1 and September 1, $10,779 payable April 1 and October 1, and $747 payable March 1 and September 1, respectively. Also, the interest rate on our New Credit Facility is variable based on our election and the interest payments reflected in this table is based on the outstanding amount as of December 31, 2017 using the applicable 30-day LIBOR that was in effect on such date. Non-cash interest expense has been excluded from the table above.

(7)
Included in operating leases are commitments for a shore-base port facility, office space, and office equipment. See “Item 2—Properties” for additional information regarding our leased office space and other facilities.

Debt
As of December 31, 2017, the Company had the following outstanding long-term debt (in thousands, except effective interest rate):

	Total Debt	Effective Interest Rate	Cash Interest Payments	Payment Dates
5.875% senior notes due 2020, net of deferred financing costs of $2,061 (1)	$364,881	6.08%	$10,779	April 1 and October 1
5.000% senior notes due 2021, net of deferred financing costs of $3,142 (1)	446,858	5.21%	11,250	March 1 and September 1
1.500% convertible senior notes due 2019, net of original issue discount of $6,634 and deferred financing costs of $1,486	91,527	6.23%	747	March 1 and September 1
First-lien credit facility due 2023, plus deferred gain of $18,911, net of original issue discount of $1,228 and deferred financing costs of $3,445 (2)	177,560	7.53%	1,025	Variable
	$1,080,826

(1)
The senior notes do not require any payments of principal prior to their stated maturity dates, but pursuant to the indentures under which the 2020 and 2021 senior notes were issued, we would be required to make offers to purchase such senior notes upon the occurrence of specified events, such as certain asset sales or a change in control.

(2)
The interest rate on the first-lien credit facility is variable based on the Company's election. The amount reflected in this table is the monthly amount payable based on the 30-day LIBOR interest rate that was elected and in effect on December 31, 2017. Please see Note 6 for further discussion of the variable interest rate included within the first-lien credit facility.

The credit agreement governing the New Credit Facility and the indentures governing our 2020 and 2021 senior notes impose certain operating and financial restrictions on us. Such restrictions affect, and in many cases limit or prohibit, among other things, our ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and pay dividends or make other restricted payments. For the year ended December 31, 2017, we were in compliance with all of our debt covenants. We continuously review our debt covenants and report to our first-lien lenders our compliance with all applicable covenants on a quarterly basis. We also consider such covenants in evaluating transactions that will have an effect on our financial ratios.
Capital Expenditures and Related Commitments
The following table sets forth the amounts incurred for our fifth OSV newbuild program, before construction period interest, during the year ended December 31, 2017 and since such program’s inception, as well as the estimated total project costs for such program (in millions):

	Year Ended December 31, 2017	Incurred Since Inception	Estimated Program Totals(1)	Actual/Projected Delivery Dates(1)
Growth Capital Expenditures:
OSV Newbuild Program #5(2)	$8.7	$1,272.7	$1,335.0	2Q2013-3Q2019

(1)
Estimated Program Totals and Projected Delivery Dates are based on internal estimates and are subject to change due to delays and possible cost overruns inherent in any large construction project, including, without limitations, shortages of equipment, lack of shipyard availability, unforeseen engineering problems, work stoppages, weather interference, unanticipated cost increases, the inability to obtain necessary certifications and approvals and shortages of materials, component equipment or skilled labor. All of the above historical and budgeted capital expenditure project amounts for our newbuild program represent estimated cash outlays and do not include any allocation of capitalized construction period interest. Actual and projected delivery dates correspond to the first and last vessels that were contracted with shipyards for construction and delivery under our currently active program, respectively.

(2)
Our fifth OSV newbuild program consists of vessel construction contracts with three domestic shipyards to build four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. As of February 7, 2018, we had placed 22 vessels in service under such program. The remaining two vessels under this 24-vessel domestic newbuild program are currently expected to be placed in service in the second and third quarters of 2019. Please refer to Our Vessels on page 7 of this Form 10-K for more information about vessel names and placed-in-service dates.

The following table summarizes the costs incurred, prior to the allocation of construction period interest, for the purposes set forth below for the years ended December 31, 2017, 2016, and 2015, and a forecast for the fiscal year ending December 31, 2018 (in millions):

	Year Ended December 31,
	2018	2017	2016	2015
	Forecast	Actual	Actual	Actual
Maintenance and Other Capital Expenditures:
Maintenance Capital Expenditures
Deferred drydocking charges(1)	$14.2	$8.1	$4.0	$13.3
Other vessel capital improvements(2)	5.2	0.9	5.3	14.7
	19.4	9.0	9.3	28.0
Other Capital Expenditures
Commercial-related vessel improvements(3)	1.2	0.8	15.4	72.1
Miscellaneous non-vessel additions(4)	0.3	1.5	0.6	16.5
	1.5	2.3	16.0	88.6
Total:	$20.9	$11.3	$25.3	$116.6

(1)	Deferred drydocking charges for 2018 include the projected recertification costs for 11 OSVs and two MPSVs.

(2)	Other vessel capital improvements include costs for discretionary vessel enhancements, which are typically incurred during a planned drydocking event to meet customer specifications.

(3)
Commercial-related vessel improvements include items, such as cranes, ROVs, helidecks, living quarters, and other specialized vessel equipment, which costs are typically included in and offset, in whole or in part, by higher dayrates charged to customers.

(4)	Non-vessel capital expenditures are primarily related to information technology and shoreside support initiatives.

Inflation
To date, general inflationary trends have not had a material effect on our operating revenues or expenses.
Item 7A—Quantitative and Qualitative Disclosures About Market Risk
We have not entered into any derivative financial instrument transactions to manage or reduce market risk or for speculative purposes, other than the convertible note hedge and warrant transactions entered into concurrently with our convertible note offering in August 2012. Such transactions were entered into to mitigate the potential dilutive effect of the conversion feature of the convertible notes on our common stock. A hypothetical 25% change from our closing share price of $3.11 to $3.89 as of December 31, 2017 would not have had an impact on such warrant transactions because the strike price of the warrants associated with the convertible notes is $68.53.
Changes in interest rates may result in changes in the fair market value of our financial instruments, interest income and interest expense. Our financial instruments that are exposed to interest rate risk are cash equivalents and long-term borrowings. Due to the short duration and conservative nature of our cash equivalent investment portfolio, we do not expect any material loss with respect to our investments. The book value for cash equivalents is considered to be representative of its fair value. A hypothetical 10% change in interest rates as of December 31, 2017 would have had no material impact on such investments or interest income.
We are subject to interest rate risk under our New Credit Facility. As a result, a one percentage point change in LIBOR interest rate on the December 31, 2017 outstanding balance would change our annual interest expense by approximately $1.6 million.
Changes in market interest rates would not impact the interest expense for our long-term fixed interest rate 2020 senior notes, 2021 senior notes, and 2019 convertible senior notes. However, changes in market interest rates would impact the fair market value of such notes. In general, the fair value of debt with a fixed interest rate will increase as interest rates fall. Conversely, the fair value of debt will decrease as interest rates rise. The currently outstanding 2020 senior notes accrue interest at a rate of 5.875% per annum and mature on April 1, 2020 and the effective interest rate on such notes is 6.08%. The currently outstanding 2021 senior notes accrue interest at the rate of 5.000% per annum and mature on March 1, 2021 and the effective interest rate on such notes is 5.21%. Our outstanding 2019 convertible senior notes accrue interest at the rate of 1.500% and mature on September 1, 2019. The effective interest rate on such notes, after taking into account the accretion of imputed original issue discount, is 6.23%.

In connection with our 2019 convertible senior notes, we are a party to outstanding convertible note hedge transactions with respect to our common stock. The counterparties to such transactions are Barclays Bank PLC; JP Morgan Chase Bank, National Association, London Branch; and Wells Fargo Bank, National Association. We are not currently aware of any collection issues with regard to any of these counterparties.
We estimate the fair value of our 2020 senior notes, 2021 senior notes and 2019 convertible senior notes, all of which are publicly traded, and the New Credit Facility by using quoted market prices. The face value, carrying value and fair value of our total debt was $1,079.9 million, $1,080.8 million and $718.0 million, respectively, as of December 31, 2017.
We have operations in international markets, which include two of our primary geographic regions of Brazil and Mexico. As of December 31, 2017, we had time charters for four of our vessels working in foreign markets. Although most of our time charter contracts are denominated U.S. Dollars, we do collect time charter payments and value added tax, or VAT, payments in local currencies for one vessel, which creates an exchange risk related to currency fluctuations. We also frequently acquire other vessel equipment for our active vessels that are denominated in foreign currencies, which creates an exchange risk to foreign currency fluctuations related to the payment terms of such commitments or purchases. To date, we have not hedged against any foreign currency rate fluctuations associated with foreign currency VAT payments or other foreign currency denominated transactions arising in the normal course of business. We continually monitor the currency exchange risks associated with conducting international operations. To date, gains or losses associated with such fluctuations have not been material. However, should we further expand our operations in international markets, we may become exposed to certain risks typically associated with foreign currency fluctuation.
Item 8—Financial Statements and Supplementary Data
The financial statements and supplementary information required by this Item appear on pages F-1 through F-41 of this Annual Report on Form 10-K.
Item 9—Changes in and Disagreements with Accountants on Accounting and Financial Disclosures
None.
Item 9A—Controls and Procedures
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Management’s Report on Internal Control Over Financial Reporting
Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13(a)-15(f) or Rule15d-15(f) under the Exchange Act. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with U.S. generally accepted accounting principles; providing reasonable assurance that receipts and expenditures of Company assets are made in accordance with authorizations of the Company’s management and board of directors; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies of procedures may deteriorate.
Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, utilizing the criteria set forth in the report entitled Internal Control—Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based upon such assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.
Ernst & Young LLP, an independent registered public accounting firm, who audited our consolidated financial statements included in this Form 10-K, has issued an attestation report on our internal control over financial reporting which is included herein.
There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Hornbeck Offshore Services, Inc.

Opinion on Internal Control over Financial Reporting
We have audited Hornbeck Offshore Services, Inc.’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hornbeck Offshore Services, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2017 and 2016 and consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes of the Company and our report dated February 28, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.
Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New Orleans, Louisiana
February 28, 2018

Item 9B—Other Information
Glossary of Terms

"2014 senior notes" or "2014 notes" means 6.125% senior notes due 2014;
"2017 senior notes" or "2017 notes" means 8.000% senior notes due 2017;
"2019 convertible senior notes" or "2019 notes" means 1.500% convertible senior notes due 2019;
"2020 senior notes" or "2020 notes" means 5.875% senior notes due 2020;
"2021 senior notes" or "2021 notes" means 5.000% senior notes due 2021;
"2026 convertible senior notes" or "2026 notes" means 1.625% convertible senior notes due 2026;
“AHTS” means anchor-handling towing supply;
“ASC” means Financial Accounting Standards Board Accounting Standards Codification;
“average dayrate” means, when referring to OSVs or MPSVs, average revenue per day, which includes charter hire, crewing services and net brokerage revenues, based on the number of days during the period that the OSVs or MPSVs, as applicable, generated revenue. For purposes of vessel brokerage arrangements, this calculation excludes that portion of revenue that is equal to the cost of in-chartering third-party equipment paid by customers;
"BOEM" means the Bureau of Ocean Energy Management;
"BSEE" means the Bureau of Safety and Environmental Enforcement;
"cabotage laws" means laws pertaining to the privilege of operating vessels in the navigable waters of a nation;
“coastwise trade” means the transportation of merchandise or passengers by water, or by land and water, between points in the United States, either directly or via a foreign port;
“conventional” means, when referring to OSVs, vessels that are at least 30 years old, are generally less than 200’ in length or carry less than 1,500 deadweight tons of cargo when originally built and primarily operate, when active, on the continental shelf;
“deepwater” means offshore areas, generally 1,000’ to 5,000’ in depth;
“Deepwater Horizon incident” means the subsea blowout and resulting oil spill at the Macondo well site in the GoM in April 2010 and subsequent sinking of the Deepwater Horizon drilling rig;
“deep-well” means a well drilled to a true vertical depth of 15,000’ or greater, regardless of whether the well was drilled in the shallow water of the Outer Continental Shelf or in the deepwater or ultra-deepwater;
“DOI” means U.S. Department of the Interior and all its various sub-agencies, including effective October 1, 2011 the Bureau of Ocean Energy Management (“BOEM”), which handles offshore leasing, resource evaluation, review and administration of oil and gas exploration and development plans, renewable energy development, National Environmental Policy Act analysis and environmental studies, and the Bureau of Safety and Environmental Enforcement (“BSEE”) which is responsible for the safety and enforcement functions of offshore oil and gas operations, including the development and enforcement of safety and environmental regulations, permitting of offshore exploration, development and production activities, inspections, offshore regulatory programs, oil spill response and newly formed training and environmental compliance programs; BOEM and BSEE being successor entities to the Bureau of Ocean Energy Management, Regulation and Enforcement (“BOEMRE”), which effective June 2010 was the successor entity to the Minerals Management Service;
“domestic public company OSV peer group” includes Gulfmark Offshore, Inc. (NYSE:GLF), SEACOR Holdings Inc. (NYSE:CKH) and Tidewater Inc. (NYSE:TDW);

“DP-1”, “DP-2” and “DP-3” mean various classifications of dynamic positioning systems on new generation vessels to automatically maintain a vessel’s position and heading through anchor-less station-keeping;
“DWT” means deadweight tons;
“effective dayrate” means the average dayrate multiplied by the average utilization rate;
“EIA” means the U.S. Energy Information Administration;
"EPA" means United States Environmental Protection Agency;
“flotel” means on-vessel accommodations services, such as lodging, meals and office space;
"GAAP" means United States generally accepted accounting principles;
“GoM” means the U.S. Gulf of Mexico;
“high-specification” or “high-spec” means, when referring to new generation OSVs, vessels with cargo-carrying capacity of greater than 2,500 DWT (i.e., 240 class OSV notations or higher), and dynamic-positioning systems with a DP-2 classification or higher; and, when referring to jack-up drilling rigs, rigs capable of working in 400-ft. of water depth or greater, with hook-load capacity of 2,000,000 lbs. or greater, with cantilever reach of 70-ft. or greater; and minimum quarters capacity of 150 berths or more and dynamic-positioning systems with a DP-2 classification or higher;
"IHS-CERA" means the division of IHS Inc. focused on providing knowledge and independent analysis on energy markets, geopolitics, industry trends and strategy;
"IHS-Petrodata" means the division of IHS Inc. focused on providing data, information, and market intelligence to the offshore energy industry;
“IRM” means inspection, repair and maintenance, also known as “IMR,” or inspection, maintenance and repair, depending on regional preference;
“Jones Act” means the U.S. cabotage law known as the Merchant Marine Act of 1920, as amended;
“Jones Act-qualified” means, when referring to a vessel, a U.S.-flagged vessel qualified to engage in domestic coastwise trade under the Jones Act;
“long-term contract” means a time charter of one year or longer in duration;
“Macondo” means the well site location in the deepwater GoM where the Deepwater Horizon incident occurred as well as such incident itself;
“MPSV” means a multi-purpose support vessel;
“MSRC” means the Marine Spill Response Corporation;
"New Credit Facility" means a new $300 million first-lien delayed-draw term loan credit facility by and among the Company, as Parent Borrower, Hornbeck Offshore Services, LLC as Co-Borrower, certain holders of the Company’s outstanding notes, or the Initial Lenders, and Wilmington Trust, National Association, as Administrative Agent and Collateral Agent for the lenders;
“new generation” means, when referring to OSVs, modern, deepwater-capable vessels subject to the regulations promulgated under the International Convention on Tonnage Measurement of Ships, 1969, which was adopted by the United States and made effective for all U.S.-flagged vessels in 1992 and foreign-flagged equivalent vessels;

"Old Credit Facility" means the Company’s $200 million previously existing senior secured revolving credit facility, dated as of February 6, 2015, as subsequently amended, with Wells Fargo Bank, National Association, as
Administrative Agent, and the lenders party thereto;

“OPA 90” means the Oil Pollution Act of 1990;
“OSV” means an offshore supply vessel, also known as a “PSV,” or platform supply vessel, depending on regional preference;
“PEMEX” means Petroleos Mexicanos;
“Petrobras” means Petroleo Brasileiro S.A.;
“public company OSV peer group” means SEACOR Marine Holdings Inc. (NYSE:SMHI), GulfMark Offshore, Inc. (NYSE:GLF), Tidewater Inc. (NYSE:TDW), Solstad Offshore (NO:SOFF), DOF ASA (NO:DOF), Siem Offshore (NO:SIOFF), Groupe Bourbon SA (GBB:FP), Havila Shipping ASA (NO:HAVI) and/or Eidesvik Offshore (NO:EIOF);
“ROV” means a remotely operated vehicle;
"USCG" means United States Coast Guard;
“ultra-deepwater” means offshore areas, generally more than 5,000’ in depth; and
“ultra high-specification” or “ultra high-spec” means, when referring to new generation OSVs, vessels with cargo-carrying capacity of greater than 5,000 DWT (i.e., 300 class OSV notations or higher), and dynamic-positioning systems with a DP-2 classification or higher.
PART III
Item 10—Directors, Executive Officers and Corporate Governance
The information required under this item is incorporated by reference herein from the Company’s definitive 2018 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2017.
Item 11—Executive Compensation
The information required under this item is incorporated by reference herein from the Company’s definitive 2018 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2017.
Item 12—Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
The information required under this item is incorporated by reference herein from the Company’s definitive 2018 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2017.
Item 13—Certain Relationships and Related Transactions, and Director Independence
The information required under this item is incorporated by reference herein from the Company’s definitive 2018 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2017.
Item 14—Principal Accounting Fees and Services
The information required under this item is incorporated by reference herein from the Company’s definitive 2018 proxy statement anticipated to be filed with the Securities and Exchange Commission within 120 days after December 31, 2017.

PART IV
Item 15—Exhibits and Financial Statement Schedules
(a) The following items are filed as part of this report:
1. Financial Statements. The financial statements and information required by Item 8 appear on pages F-1 through F-41 of this report. The Index to Consolidated Financial Statements appears on page F-1.
2. Financial Statement Schedules. All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.
3. Exhibits. The Exhibit Index is shown on page E-1 of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders of
Hornbeck Offshore Services, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Hornbeck Offshore Services, Inc. (the “Company”) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2018, expressed an unqualified opinion thereon.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2002.
New Orleans, Louisiana
February 28, 2018

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	Year Ended December 31,
	2017	2016
ASSETS
Current assets:
Cash and cash equivalents	$186,849	$217,027
Accounts receivable, net of allowance for doubtful accounts of $6,054 and $2,120, respectively	44,702	36,550
Other current assets	16,890	16,978
Total current assets	248,441	270,555
Property, plant and equipment, net	2,501,013	2,578,388
Deferred charges, net	12,812	19,077
Other assets	6,612	10,255
Total assets	$2,768,878	$2,878,275
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$16,196	$11,774
Accrued interest	14,734	14,763
Accrued payroll and benefits	9,475	8,596
Other accrued liabilities	8,457	10,010
Total current liabilities	48,862	45,143
Long-term debt, including deferred gain of $18,911 and $0, and net of original issue discount of $7,862 and $31,093 and deferred financing costs of $10,134 and $10,197, respectively	1,080,826	1,083,710
Deferred tax liabilities, net	197,465	343,020
Other liabilities	3,801	3,406
Total liabilities	1,330,954	1,475,279
Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 37,144 and 36,467 shares issued and outstanding, respectively	371	365
Additional paid-in capital	760,278	754,394
Retained earnings	668,598	637,992
Accumulated other comprehensive income	8,677	10,245
Total stockholders’ equity	1,437,924	1,402,996
Total liabilities and stockholders’ equity	$2,768,878	$2,878,275

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2017	2016	2015
Revenues:
Vessel revenues	$158,466	$190,436	$446,382
Non-vessel revenues	32,946	33,863	29,688
	191,412	224,299	476,070
Costs and expenses:
Operating expenses	120,537	131,658	219,260
Depreciation	98,733	93,071	82,566
Amortization	13,168	20,485	26,463
General and administrative expenses	47,597	43,358	48,297
	280,035	288,572	376,586
Gain (loss) on sale of assets	(121)	54	44,060
Operating income (loss)	(88,744)	(64,219)	143,544
Other income (expense):
Gain on early extinguishment of debt	15,478	—	—
Interest income	2,203	1,490	1,525
Interest expense	(51,364)	(48,675)	(39,496)
Other income (expense), net	(396)	2,052	1,005
	(34,079)	(45,133)	(36,966)
Income (loss) before income taxes	(122,823)	(109,352)	106,578
Income tax expense (benefit)	(150,244)	(45,506)	39,757
Net income (loss)	$27,421	$(63,846)	$66,821
Earnings (loss) per share:
Basic earnings (loss) per common share	$0.74	$(1.76)	$1.87
Diluted earnings (loss) per common share	$0.73	$(1.76)	$1.84
Weighted average basic shares outstanding	36,858	36,248	35,755
Weighted average diluted shares outstanding	37,664	36,248	36,302

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,
	2017	2016	2015
Net income (loss)	$27,421	$(63,846)	$66,821
Other comprehensive income:
Foreign currency translation income (loss), net	(1,568)	14,321	(3,174)
Total comprehensive income (loss)	$25,853	$(49,525)	$63,647

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(In thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders Equity
	Shares	Amount
Balance at January 1, 2015	35,557	$356	$736,294	$635,017	$(902)	$1,370,765
Tax shortfall from sharebased payments	—	—	(572)	—	—	(572)
Shares issued under employee benefit programs	428	4	1,855	—	—	1,859
Stock-based compensation expense	—	—	10,464	—	—	10,464
Net income	—	—	—	66,821	—	66,821
Foreign currency translation loss	—	—	—	—	(3,174)	(3,174)
Balance at December 31, 2015	35,985	$360	$748,041	$701,838	$(4,076)	$1,446,163
Tax shortfall from sharebased payments	—	—	(1,863)	—	—	(1,863)
Shares issued under employee benefit programs	482	5	844	—	—	849
Stock-based compensation expense	—	—	7,372	—	—	7,372
Net loss	—	—	—	(63,846)	—	(63,846)
Foreign currency translation income	—	—	—	—	14,321	14,321
Balance at December 31, 2016	36,467	$365	$754,394	$637,992	$10,245	$1,402,996
Impact of the adpotion of ASU 2016-09	—	—	—	3,185	—	3,185
Shares issued under employee benefit programs	677	6	(97)	—	—	(91)
Stock-based compensation expense	—	—	5,981	—	—	5,981
Net income	—	—	—	27,421	—	27,421
Foreign currency translation loss	—	—	—	—	(1,568)	(1,568)
Balance at December 31, 2017	37,144	$371	$760,278	$668,598	$8,677	$1,437,924

The accompanying notes are an integral part of these consolidated statements

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Income (loss) from operations	$27,421	$(63,846)	$66,821
Adjustments to reconcile income (loss) from operations to net cash provided by operating activities:
Depreciation	98,733	93,071	82,566
Amortization	13,168	20,485	26,463
Stock-based compensation expense	6,999	9,983	10,293
Gain on early extinguishment of debt	(15,478)	—	—
Provision for bad debts	3,934	(757)	(816)
Deferred tax expense (benefit)	(141,525)	(45,958)	34,086
Amortization of deferred financing costs	8,119	11,371	9,675
(Gain) loss on sale of assets	121	(54)	(44,060)
Changes in operating assets and liabilities:
Accounts receivable	(8,525)	58,322	39,743
Other current and long-term assets	2,106	(2,272)	8,472
Deferred drydocking charges	(8,063)	(3,978)	(13,267)
Accounts payable	9,405	(10,901)	(10,486)
Accrued liabilities and other liabilities	(11,044)	(11,935)	7,700
Accrued interest	(29)	(31)	(95)
Net cash provided by (used in) operating activities	(14,658)	53,500	217,095
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for OSV newbuild program #5	(18,104)	(76,277)	(190,070)
Net proceeds from sale of assets	43	524	152,000
Vessel capital expenditures	(1,687)	(20,689)	(86,792)
Non-vessel capital expenditures	(1,552)	(569)	(16,487)
Net cash used in investing activities	(21,300)	(97,011)	(141,349)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from first-lien credit facility	66,640	—	—
Repurchase of senior notes	(5,057)	—	—
Repurchase of convertible notes	(49,631)	—	—
Deferred financing costs	(5,636)	(1,102)	(2,089)
Shares withheld for payment of employee withholding taxes	(575)	(450)	(1,252)
Net cash proceeds from other shares issued	485	1,300	3,112
Net cash provided by (used in) financing activities	6,226	(252)	(229)
Effects of exchange rate changes on cash	(446)	989	(839)
Net increase (decrease) in cash and cash equivalents	(30,178)	(42,774)	74,678
Cash and cash equivalents at beginning of period	217,027	259,801	185,123
Cash and cash equivalents at end of period	$186,849	$217,027	$259,801
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$52,194	$50,152	$50,492
Cash paid for (refunds of) income taxes	$(9,042)	$3,732	$4,808
SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITIES:
Exchange of convertible notes for first-lien term loan	$127,096	$—	$—

The accompanying notes are an integral part of these consolidated statements

Table of Content
HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization
Nature of Operations
Hornbeck Offshore Services, Inc., or the Company, was incorporated in the state of Delaware in 1997. The Company, through its subsidiaries, operates offshore supply vessels, or OSVs, multi-purpose support vessels, or MPSVs, and a shore-base facility to provide logistics support and specialty services to the offshore oil and gas exploration and production industry, primarily in the U.S. Gulf of Mexico, or GoM, Latin America and select international markets, as well as specialty services for the U.S. military. All significant intercompany accounts and transactions have been eliminated.
2. Summary of Significant Accounting Policies
Revenue Recognition
The Company charters its OSVs and MPSVs to clients under time charters based on a daily rate of hire and recognizes revenue as earned on a daily basis during the contract period of the specific vessel.
Deferred revenue represents payments received from customers or billings submitted to customers in advance of providing vessel access through time charters or other contracted arrangements.
Revenue, including lessor accounting
Commencing January 1, 2018, the Company's revenues will be classified into three general categories - time charters, vessel management services and shore-base services. For its vessel time charters, the Company will either recognize (i) operating lease revenue as a lessor in accordance with ASC 842 "Leases" or (ii) service revenue in accordance with ASC 606 "Revenue with Contracts with Customers" when its charter agreements do not contain a lease, based on the daily rate of hire. Revenue recognition commences when the vessel is made available to a customer and is earned on a daily basis during the contract period (or lease period) of the specific vessel. Revenues related to the Company’s vessel management services and shore-base services will be recognized under ASC 606. The Company’s revenue recognition policies are not materially impacted by the adoption of these standards as neither the amount nor timing of the revenue to be recognized is substantially changed by the new standards. Accordingly, the Company will not be required to record a transition adjustment for revenue as a result of adoption. However, the Company’s classification of revenue and disclosures will be expanded.
Cash and Cash Equivalents
Cash and cash equivalents consist of all highly liquid investments in money market funds, deposits and investments available for current use with an initial maturity of three months or less.
Accounts Receivable
Accounts receivable consists of trade receivables, net of reserves and amounts to be rebilled to customers.
Property, Plant and Equipment
Property, plant and equipment is recorded at cost. Depreciation and amortization of equipment and leasehold improvements are computed using the straight-line method based on the estimated useful lives of the related assets. Major modifications and improvements, which extend the useful life of the vessel, are capitalized and amortized over the remaining useful life of the vessel. Gains and losses from retirements or other dispositions are recognized as incurred. Salvage values for new generation marine equipment are estimated to be 25% of the originally recorded cost.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated useful lives by classification are as follows:

Offshore supply vessels	25 years
Multi-purpose support vessels	25 years
Non-vessel related property, plant and equipment	3-28 years
See “Considerations Regarding Impairment of Long-Lived Assets” below for more information.
Lessee accounting
The Company currently accounts for operating leases under ASC 840, recognizing lease expense ratably over the term of the arrangement. Under ASC 842, the Company will be required to measure and record a right-of-use asset and corresponding lease liability on its balance sheet using the present value of the future payments under its operating lease commitments. The estimated impact of the adoption of this ASC as of January 1, 2018, will be an increase to assets and liabilities on the Company's financial statements to reflect the right of use assets and lease obligations in a range from $27.0 million to $30.0 million. The adoption of the new standard is not expected to result in a change in the amount of lease expense currently being recognized.
Deferred Charges
The Company’s vessels are required by regulation to be recertified after certain periods of time. The Company defers the drydocking expenditures incurred due to regulatory marine inspections and amortizes the costs on a straight-line basis over the period to be benefited from such expenditures (generally 30 months). Financing charges are amortized over the term of the related debt.
Deferred charges also include prepaid lease expenses related to the Company’s shore-base port facility. Such prepaid lease expenses are being amortized on a straight-line basis over the effective remaining term of the lease.
Mobilization Costs
The Company incurs mobilization costs to transit its vessels to and from certain regions and/or for long-term contracts. These costs, which are typically expensed as incurred, include, but are not limited to, fuel, crew wages, vessel modification and pre-positioning expenses, materials and supplies and importation taxes.
Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The provision for income taxes includes provisions for federal, state and foreign income taxes. Interest and penalties relating to uncertain tax positions are recorded as general and administrative expenses. In addition, the Company provides a valuation allowance for deferred tax assets if it is more likely than not that such items will either expire before the Company is able to realize the benefit or the future deductibility is uncertain. As of December 31, 2017, the Company determined it is more likely than not that a portion of deferred tax assets may not be utilized prior to their expiration and therefore has established a valuation allowance of $33.1 million.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal Liabilities
In the ordinary course of business, the Company may become party to lawsuits, administrative proceedings, or governmental investigations. These matters may involve large or unspecified damages or penalties that may be sought from the Company and may require years to resolve. The Company records a liability related to a loss contingency to such legal matters in accrued liabilities if the Company determines the loss to be both probable and estimable. The liability is recorded for an amount that is management’s best estimate of the loss, or when a best estimate cannot be made, the minimum loss amount of a range of possible outcomes. Significant judgment is required in estimating such liabilities, the results of which can vary significantly from the actual outcomes of lawsuits, administrative proceedings or governmental investigations.
Concentration of Credit Risk
Customers are primarily major and independent, domestic and international, oil and oil service companies, as well as national oil companies and the U.S. military. The Company’s customers are granted credit on a short-term basis and related credit risks are considered minimal. The Company usually does not require collateral. The Company provides an estimate for uncollectible accounts based primarily on management’s judgment using the relative age of customer balances, historical losses, current economic conditions and individual evaluations of each customer to make adjustments to the allowance for doubtful accounts.
The following table represents the allowance for doubtful accounts (in thousands):

	December 31,
	2017	2016	2015
Balance, beginning of year	$2,120	$2,877	$3,693
Changes to provision	3,934	(757)	(816)
Balance, end of year	$6,054	$2,120	$2,877

Foreign Currency Transaction Gains and Losses
Foreign currency transaction gains and losses are recorded in the period incurred except for advances to and investments in foreign subsidiaries.  Foreign currency gains and losses related to advances to or investments in foreign operations are accounted for as a foreign currency translation adjustment and recorded as other comprehensive income. Foreign currency transaction adjustments for fiscal years 2017, 2016 and 2015 were not material to the financial statements. The balance in accumulated other comprehensive income as of December 31, 2017 relates primarily to the Company’s long term investments in its foreign subsidiaries.
Considerations Regarding Impairment of Long-Lived Assets
In accordance with ASC 360, the Company periodically reviews long-lived asset valuations when events or changes in circumstances indicate that an asset's carrying value might not be recoverable. If indicators of impairment exist, the Company assesses the recoverability of its long-lived assets by comparing the projected future undiscounted cash flows associated with the related long-lived asset group over their remaining estimated useful lives. If the sum of the estimated undiscounted cash flows is less than the carrying amounts of the asset group, the assets would be written down to their estimated fair values based on the expected discounted future cash flows or appraised values attributable to the assets. The future cash flows are subjective and are based on the Company's current assumptions regarding future dayrates, utilization, operating expense, G&A expense and recertification costs that could differ from actual results.
During the second quarter of 2016, the Company determined that it observed indicators of impairment related to its vessels. This resulted from the rapid deterioration of its second quarter 2016 operating results, as well as the uncertainty regarding future market conditions and the related impact on the Company's projected operating results. For the purposes of calculating the undiscounted cash flows, the Company groups its vessels into two groups, OSVs and MPSVs, and used a probability-weighted undiscounted cash flow projection to test for recoverability. After reviewing the results of this calculation, the Company determined that each of its asset groups has sufficient projected undiscounted cash flows to

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recover the remaining book value of the Company's long-lived assets within such group. While the Company has not observed any new impairment indicators since 2016, the Company has reviewed and updated, as necessary, the assumptions used in determining its undiscounted cash flow projections for each asset group to reflect current market conditions. After reviewing the result of the updated projections, as part of its 2017 close, the Company determined that each of its asset groups has sufficient projected undiscounted cash flows to recover the remaining book value of the Company's long-lived assets within such groupings.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Recent Accounting Pronouncements
The following table provides a brief description of recent accounting pronouncements that could have a material effect on the Company's financial statements:

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters

Standards that have not been adopted
ASU No. 2017-04, "Simplifying the Accounting for Goodwill Impairment"
The standard removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. ASU 2017-04 requires prospective application. Early adoption is permitted for any impairment tests performed after January 1, 2017.
		January 1, 2020	The Company believes that the implementation of this new guidance will not have a material impact on its consolidated financial statements.

ASU No. 2017-01, "Business Combinations" (Topic 805): Clarifying the Definition of a Business	This standard provides guidance to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires prospective application.	January 1, 2018	The Company believes that the implementation of this new guidance will not have a material impact on its consolidated financial statements.

ASU No. 2016-16, "Accounting for Income Taxes: Intra-Entity Asset Transfers of Assets Other than Inventory"
The standard requires the recognition of the tax effects of an intra-entity asset transfers in the period in which the transfer takes place. The new guidance does not apply to intra-entity transfers of inventory. ASU No. 2016-16 requires a modified retrospective approach. Early adoption is permitted.
		January 1, 2018	The Company believes that the implementation of this new guidance will not have a material impact on its consolidated financial statements.

ASU No. 2016-15, "Classification of Certain Cash Receipts and Cash Payments"
The standard clarifies how entities should classify certain cash receipts and cash payments on the statement of cash flows. The new guidance also clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. ASU No. 2016-15 requires retrospective application. Early adoption is permitted.
		January 1, 2018	The Company believes that the implementation of this new guidance will not have a material impact on it consolidated financial statements.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Standard	Description	Date of Adoption	Effect on the financial statements and other significant matters
Standards that have not been adopted
ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments"	This standard requires measurement and recognition of expected credit losses for financial assets held. ASU No. 2016-13 requires modified retrospective application. Early adoption is permitted.	January 1, 2020	The Company believes that the implementation of this new guidance will not have a material impact on it consolidated financial statements.

ASU No. 2016-02, "Leases" (Topic 842)
This standard requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 requires a modified retrospective application. Early adoption is permitted.
		January 1, 2019	The Company has elected to early adopt this ASU effective January 1, 2018. See further discussion below.

ASU No. 2014-09, "Revenue from Contracts with Customers" (Topic 606)
This standard requires entities to recognize revenue in a way that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled to in exchange for those goods or services. ASU 2014-09 requires retrospective application.
January 1, 2018
This ASU will replace most existing revenue recognition guidance in U.S. GAAP. The standard permits the use of either the modified retrospective or cumulative effect transition method. The Company will adopt the standard under the modified retrospective method. Based on the Company's review of its revenue-related contracts, it has not identified any amounts that will need to be recorded as an adjustment to opening retained earnings on January 1, 2018.

ASC 842, Leases

ASC 842 was released in February 2016 to increase transparency and comparability among organizations by recognizing all leases on the balance sheet and disclosing key information about leasing arrangements. The main difference between current accounting standards and ASC 842 is the recognition of assets and liabilities by lessees for those leases classified as operating leases under current accounting standards. The effective date of the new standard is January 1, 2019, however, the Company will elect to early adopt the standard effective January 1, 2018. The Company will adopt the standard using the modified retrospective method.

In February 2018, the FASB proposed two practical expedients in regard to the new leases standard:

•
The first relates to a proposed transition option which will allow companies to not apply the new lease standard in the comparative periods they present in their financial statements in the year of adoption and will allow the Company to continue to apply the legacy guidance, ASC 840 Leases, including its disclosure requirements, for comparative periods presented, and

•
The second proposed practical expedient would provide lessors with an option to combine lease and non-lease components contained within the same agreement when certain criteria are met. The existing terms of the Company's time charter agreements will meet these criteria.

The Company plans to adopt the new leases standard utilizing both of the proposed practical expedients, which it expects to be finalized by the FASB prior to the release of its first quarter 2018 financial statements. However, if the FASB does not incorporate this guidance into the accounting standards, the Company may be required to modify its disclosures

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and/or classification of its time charter revenues. The Company does not expect there to be a material difference in either the amount or timing of how time charter revenue is expected to be recorded using the practical expedients.
3. Earnings (Loss) Per Share
Basic earnings (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share was calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the year plus the effect of dilutive stock options and restricted stock unit awards. Weighted average number of common shares outstanding was calculated by using the sum of the shares determined on a daily basis divided by the number of days in the period. The table below reconciles the Company’s earnings per share (in thousands, except for per share data):

	Year Ended December 31,
	2017	2016	2015
Net Income (loss) (1)	$27,421	$(63,846)	$66,821
Weighted average number of shares of common stock outstanding	36,858	36,248	35,755
Add: Net effect of dilutive stock options and unvested restricted stock (2)(3)(4)	806	—	547
Weighted average number of dilutive shares of common stock outstanding	37,664	36,248	36,302
Earnings (loss) per common share:
Basic earnings (loss) per common share	$0.74	$(1.76)	$1.87
Diluted earnings (loss) per common share	$0.73	$(1.76)	$1.84

(1)
The Company's net income for 2017 was favorably impacted by U.S. tax reform legislation that was enacted in December 2017. As a result of tax reform, the Company recorded a benefit of $125,225 related to the repricing of its deferred tax liabilities. Such benefits were reduced primarily by tax expense related to credits that may not be utilized prior to their expiration. Excluding these one-time tax items from the Company's December 31, 2017 results, its net loss would have been $(82,687) or $(2.24) per diluted share for the year ended December 31, 2017. See Note 9 for further information.

(2)
The Company had 185 anti-dilutive stock options for the year ended December 31, 2017. Due to a net loss for 2016, the Company excluded from the calculation of loss per share the effect of equity awards representing the rights to acquire 975 shares of common stock for the year ended December 31, 2016. The Company had 322 anti-dilutive stock options for the year ended December 31, 2015. Stock options are anti-dilutive when the exercise price of the options is greater than the average market price of the common stock for the period or when the results from operations are a net loss.

(3)
For the years ended December 31, 2017, 2016 and 2015, the 2019 convertible senior notes issued in August 2012 were not dilutive, as the average price of the Company’s stock was less than the effective conversion price of such notes. It is the Company's stated intention to redeem the principal amount of its 2019 convertible senior notes in cash and the Company has used the treasury method for determining potential dilution in the diluted earnings per share computation. See Note 6 for further information.

(4)
Dilutive unvested restricted stock units are expected to fluctuate from quarter to quarter depending on the Company’s performance compared to a predetermined set of performance criteria. See Note 8 for further information regarding certain of the Company’s restricted stock unit awards.

4. Defined Contribution Plan
The Company offers a 401(k) plan to all full-time employees. Employees must be at least eighteen years of age and have completed three months of service to be eligible for participation. Participants may elect to defer up to 60% of their compensation, subject to certain statutorily established limits. The Company may elect to make annual matching and profit sharing contributions to the 401(k) plan. In response to weak market conditions, the Company temporarily ceased matching contributions to the 401(k) plan and has not matched any contributions subsequent to December 31, 2014.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Property, Plant and Equipment
Property, plant and equipment consisted of the following (in thousands):

	December 31,
	2017	2016
Offshore supply vessels and multi-purpose support vessels	$2,825,639	$2,825,389
Non-vessel related property, plant and equipment	132,509	132,320
Less: Accumulated depreciation	(637,607)	(539,561)
	2,320,541	2,418,148
Construction in progress	180,472	160,240
	$2,501,013	$2,578,388
In November 2011, the Company commenced, and later expanded, its fifth OSV newbuild program. This program consisted of vessel construction contracts with three domestic shipyards to build four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MSPVs. As of December 31, 2017, the Company had placed in service 22 vessels under this newbuild program. The remaining two vessels are expected to be delivered in 2019. Based on current contracts and internal estimates, the aggregate total cost of this program, before construction period interest, is expected to be approximately $1,335.0 million. From the inception of this program through December 31, 2017, the Company has incurred $1,272.7 million, or 95.3%, of total expected project costs.

During 2015, the Company closed on the sale of four 250EDF class OSVs, the HOS Arrowhead, the HOS Black Powder, the HOS Eagleview and the HOS Westwind, which were previously chartered to the U.S. Navy, for cash consideration of $152.0 million. The sale resulted in a pre-tax gain of approximately $44.1 million ($27.6 million after-tax or $0.76 per diluted share). These vessels are now managed by the Company for the U.S. Navy.

6. Long-Term Debt
As of the dates indicated below, the Company had the following outstanding long-term debt (in thousands):

	December 31,
	2017	2016
5.875% senior notes due 2020, net of deferred financing costs of $2,061 and $3,025	$364,881	$371,975
5.000% senior notes due 2021, net of deferred financing costs of $3,142 and $4,111	446,858	445,889
1.500% convertible senior notes due 2019, net of original issue discount of $6,634 and $31,093 and deferred financing costs of $1,486 and $3,061	91,527	265,846
First-lien credit facility due 2023, including deferred gain of $18,911, and net of original discount of $1,228, and deferred financing costs of $3,445	177,560	—
	$1,080,826	$1,083,710

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below summarizes the Company's cash interest payments (in thousands):

	Cash Interest Payments	Payment Dates
5.875% senior notes due 2020	$10,779	April 1 and October 1
5.000% senior notes due 2021	11,250	March 1 and September 1
1.500% convertible senior notes due 2019	747	March 1 and September 1
First-lien credit facility due 2023 (1)	1,025	Variable

(1) The interest rate on the first-lien credit facility is variable based on the Company's election. The amount reflected in this table is the monthly amount payable based on the 30-day LIBOR interest rate that was elected and in effect on December 31, 2017. Please see further discussion of the variable interest rate below.
Annual maturities of debt, excluding the potential effects of conditions discussed in Convertible Senior Notes, during each year ending December 31, are as follows (in thousands):

2018	$—
2019	99,647
2020	366,942
2021	450,000
2022	—
Thereafter	163,322
$1,079,911
First-Lien Credit Facility
On June 15, 2017, the Company closed on a new $300 million first-lien delayed-draw term loan credit facility by and among the Company, as Parent Borrower, Hornbeck Offshore Services, LLC, or HOS, as Co-Borrower, certain holders of the Company’s then outstanding notes, or the Initial Lenders, and Wilmington Trust, National Association, as Administrative Agent and Collateral Agent for the lenders, or the New Credit Facility. The Company concurrently terminated its then-existing $200 million senior secured revolving credit facility, dated February 6, 2015 as subsequently amended, or the Old Credit Facility. The New Credit Facility is guaranteed by the Company’s significant domestic subsidiaries other than HOS. The six-year term of the New Credit Facility extended the February 2020 maturity that was applicable under the Old Credit Facility to June 2023.
The New Credit Facility enhanced the Company’s financial flexibility by (i) increasing liquidity from the then-applicable borrowing base of $75.0 million under the Old Credit Facility, (ii) extending the maturity date that existed under the Old Credit Facility by over three years, and (iii) eliminating all of the existing financial ratio maintenance covenants and the anti-cash hoarding provision of the Old Credit Facility. The New Credit Facility contains customary representations and warranties, covenants and events of default.
The Company can use the amounts it draws under the New Credit Facility for working capital and general corporate purposes, including the acquisition of distressed assets and/or the refinancing of existing debt, subject to, among other things, compliance with certain covenants requiring the Company to maintain access to liquidity (cash and credit availability) of $25.0 million at all times. The minimum liquidity level required for prepayment of the Company’s existing indebtedness and/or certain other restricted payments is $65.0 million.
As required by the New Credit Facility, the Company drew $67.0 million on December 29, 2017. The Company is required to draw on a cumulative basis (i) at least $136.0 million of the delayed-draw commitments under the New Credit Facility by December 31, 2018, and (ii) the full amount of the maximum $204.7 million by September 1, 2019. The right to borrow any amount of the delayed-draw commitments not drawn by the respective minimum funding dates will be terminated.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The New Credit Facility is collateralized by 51 domestic high-spec OSVs and MPSVs, including a security interest in two pending MPSV newbuilds, and associated personalty, as well as by certain deposit and securities accounts, or the Collateral. Subject to the foregoing and certain limitations, the Company’s other assets that do not arise from, are not required for use in connection with, and are not necessary for, the operation of mortgaged vessels are unencumbered by liens, including ten low-spec domestic OSVs and eleven foreign-flagged vessels.
Borrowings under the New Credit Facility accrue interest, at the Company’s option, at either:

•
an adjusted London Interbank Offered Rate (subject to a 1.00% floor) plus (a) 6.00% during the first year of the New Credit Facility, (b) 6.50% during the second year of the New Credit Facility, (c) 7.00% during the third year of the New Credit Facility, (d) 7.25% during the fourth year of the New Credit Facility, and (e) 7.50% thereafter; or

•
the greatest of (a) the prime rate announced by The Wall Street Journal, (b) the Federal Funds Effective Rate in effect on such day plus 1/2 of 1%, and (c) the London Interbank Offered Rate plus, 1%, plus, for either (a), (b), or (c), a margin of (i) 5.00% during the first year of the New Credit Facility, (ii) 5.50% during the second year of the New Credit Facility, (iii) 6.00% during the third year of the New Credit Facility, (iv) 6.25% during the fourth year of the New Credit Facility, and (v) 6.50% thereafter.

The Company also has the option, exercisable anytime or from time-to-time during the six-year term of the loan, of paying interest on the New Credit Facility “in-kind” (accruing to the outstanding principal of the loan, or PIK Interest), subject to a 100 basis-point step-up in interest rate and a minimum 3% cash-pay coupon for so long as the Company elects to pay PIK Interest, subject to any and all debt incurrence and permitted lien restrictions then in effect under any outstanding loan agreements or bond indentures as of the time of such increase in principal.
The New Credit Facility may be prepaid at (i) 102% of the principal amount repaid if such repayment occurs on or prior to June 15, 2018, (ii) at 101% of the principal amount repaid if such repayment occurs after June 15, 2018 but on or prior to June 15, 2019, and (iii) at par of the principal repaid thereafter.
Upon closing the New Credit Facility, $95.3 million of borrowings under such facility were exchanged for $127.1 million in face value of its 2019 convertible senior notes. In accordance with applicable accounting guidance, this debt-for-debt exchange has been accounted for as a debt modification, requiring the Company to defer the $31.8 million gain. Such gain was reduced by $11.1 million of original issue discount that was associated with the 2019 convertible senior notes that were exchanged. The net credit of $20.7 million has been deferred and will be amortized prospectively as a yield adjustment to interest expense over the life of the New Credit Facility.
The agreement governing the New Credit Facility and the indentures governing the Company's 2020 senior notes and 2021 senior notes impose certain restrictions on the Company. Such restrictions affect, and in many cases limit or prohibit, among other things, the Company's ability to incur additional indebtedness, make capital expenditures, redeem equity, create liens, sell assets and make dividend or other restricted payments.
Convertible Note and Senior Note Repurchases
Concurrently with the closing of the New Credit Facility, the Company arranged for the repurchase of $73.3 million of its outstanding 2019 convertible senior notes and $8.1 million of its outstanding 2020 senior notes for an aggregate total of $54.1 million of cash. The Company recorded a gain on early extinguishment of debt of $15.5 million ($10.5 million or $0.29 per diluted share after-tax), which was comprised of a $27.2 million gain on the repurchase of the 2019 convertible senior notes and the 2020 senior notes, offset in part by the write-off of $2.3 million in deal costs and unamortized financing costs related to the credit facilities and $9.4 million of original issue discount, deal costs and unamortized financing costs related to the notes repurchased.
2020 Senior Notes
On March 2, 2012, the Company issued $375.0 million in aggregate principal amount of 2020 senior notes, governed by an indenture, or the 2012 indenture. The net proceeds to the Company from the offering were approximately $367.4 million, net of transaction costs. The Company used $259.9 million of such proceeds on March 16, 2012 to repurchase approximately 84% of its outstanding 2014 senior notes pursuant to its tender offer for such notes. The Company used $49.5 million of proceeds on April 30, 2012 to redeem the remaining 16% of the outstanding 2014 senior

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

notes. The repurchase and redemption of the 2014 senior notes resulted in a loss on early extinguishment of debt of approximately $6.0 million in 2012. The remaining proceeds were used for general corporate purposes, including the construction of vessels under the Company's fifth OSV newbuild program. The 2020 senior notes mature on April 1, 2020 and the effective interest rate is 6.08%. No principal payments are due until maturity. Pursuant to a registered exchange offer, the 2020 senior notes issued in March 2012 that were initially sold pursuant to a private placement were exchanged by the holders for 2020 senior notes with substantially the same terms, except that the issuance of the 2020 senior notes in the exchange offer was registered under the Securities Act. The original 2020 senior notes and the similar notes exchanged were issued under and are entitled to the benefits of the same 2012 indenture. Concurrently with the closing of the New Credit Facility, the Company arranged for the repurchase of $8.1 million of its outstanding 2020 senior notes. See Convertible Note and Senior Note Repurchases above for further discussion of such note repurchases.
2021 Senior Notes
On March 14, 2013, the Company issued $450.0 million in aggregate principal amount of 2021 senior notes, governed by an indenture, or the 2013 indenture. The net proceeds to the Company from the offering were approximately $442.4 million, net of transaction costs. The Company used $252.7 million of such proceeds to repurchase approximately 94% of the outstanding 2017 senior notes pursuant to its tender offer for such notes. The Company used approximately $16.6 million of proceeds on May 13, 2013 to redeem the remaining 6% of the outstanding 2017 senior notes. The repurchase and redemption of the 2017 senior notes resulted in a loss on early extinguishment of debt of approximately $25.8 million in 2013. The remaining proceeds have been available for general corporate purposes, including funding for the acquisition, construction or retrofit of vessels. The 2021 senior notes mature on March 1, 2021 and the effective interest rate is 5.21%. No principal payments are due until maturity. Pursuant to a registered exchange offer, the 2021 senior notes issued in March 2013 that were initially sold pursuant to a private placement were exchanged by the holders for 2021 senior notes with substantially the same terms, except that the issuance of the 2021 senior notes in the exchange offer was registered under the Securities Act. The original 2021 senior notes and the similar notes exchanged were issued under and are entitled to the benefits of the same 2013 indenture.
The 2020 senior notes and 2021 senior notes are senior unsecured obligations and rank equally in right of payment with other existing and future senior indebtedness and senior in right of payment to any subordinated indebtedness that may be incurred by the Company in the future. Hornbeck Offshore Services, Inc., as the parent company issuer of the 2020 senior notes and the 2021 senior notes, has no independent assets or operations other than its ownership interest in its subsidiaries and affiliates. There are no significant restrictions on the Company’s ability, or the ability of any guarantor, to obtain funds from its subsidiaries by such means as a dividend or loan. The Company may, at its option, redeem all or part of the 2020 senior notes or 2021 senior notes from time to time at specified redemption prices and subject to certain conditions required by the indentures. The Company is permitted under the terms of the indentures to incur additional indebtedness in the future, provided that certain financial conditions set forth in the indentures are satisfied by the Company.
2019 Convertible Senior Notes
On August 13, 2012, the Company issued $300.0 million of 2019 convertible senior notes, which mature on September 1, 2019. Because the 2019 convertible senior notes are considered to be cash convertible debt, the Company has separately accounted for the liability and equity components of the 2019 convertible senior notes by allocating the $300.0 million in proceeds from the issuance between the liability component and the embedded conversion option, or the equity component. The allocation was conducted by estimating an interest rate at the time of issuance of the 2019 convertible senior notes for similar debt instruments that do not include an embedded conversion feature. A non-convertible interest rate of 5.75% was used to compute the initial fair value of the liability component of $227.6 million. For purposes of the fair value measurement, the Company determined that the valuation of the 2019 convertible senior notes falls under Level 2 of the fair value hierarchy. The excess of the $300.0 million of proceeds from the issuance of the 2019 convertible senior notes over the $227.6 million initial amount allocated to the liability component, or $72.4 million, was allocated to the embedded conversion option, or equity component. This excess was treated as an imputed original issue discount and is being amortized through interest expense, using the effective interest method, over the seven-year term of the 2019 convertible senior notes, which runs through September 1, 2019. The effective interest rate for these notes is 6.23%.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The initial conversion rate of the 2019 convertible senior notes is 18.5718 shares per $1,000 principal amount of notes, which equates to a conversion price of approximately $53.85 per share. The conversion rate was based on the last reported sale price of the Company’s common shares on the New York Stock Exchange of $39.16 on August 7, 2012. The conversion rate will be subject to adjustment in some events but will not be adjusted for accrued interest. In addition, following certain corporate transactions that constitute “fundamental changes” (as defined in the indenture for the 2019 convertible senior notes), the conversion rate will be increased for holders who elect to convert notes in connection with such corporate transactions in certain circumstances.

The 2019 convertible senior notes are convertible based on the applicable conversion rate only under the following circumstances:

•
prior to June 1, 2019, during any fiscal quarter (and only during that fiscal quarter) commencing after December 31, 2012, if the last reported sale price of the Company’s common stock is greater than or equal to 135% of the conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

•
prior to June 1, 2019, during the 5 business-day period after any 10 consecutive trading-day period (the “measurement period”) in which the trading price per $1,000 principal amount of notes for each trading day in the measurement period was less than 95% of the product of the last reported sale price of the Company’s common stock and the conversion rate on such trading day; or

•	upon the occurrence of specified corporate transactions, as defined in the indenture governing the 2019 convertible senior notes; or

•	beginning on June 1, 2019 until the close of business on the second scheduled trading day preceding the maturity date.
Upon conversion, the Company will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of common stock or a combination of cash and shares of common stock, at the Company’s election.
If the holders of the 2019 convertible senior notes exercise the conversion provisions of the 2019 convertible senior notes and the Company elects to settle such conversions partially in cash (which it presently intends to do at least up to the principal amount of the notes), the Company will need to remit such cash amount to the converting holders. For that reason, in any period during which the 2019 convertible senior notes are convertible as provided above, the Company would classify the entire principal amount of the outstanding 2019 convertible senior notes as a current liability in the respective quarter. This evaluation of the classification of amounts outstanding associated with the 2019 convertible senior notes will occur every calendar quarter.
The 2019 convertible senior notes are not redeemable at the option of the Company prior to their maturity. No sinking fund is provided for the 2019 convertible senior notes and the 2019 convertible senior notes are not subject to legal defeasance. If the Company experiences specified types of corporate transactions, including certain change of control events or a de-listing of the Company’s common stock, holders of the 2019 convertible senior notes may require the Company to purchase all or a portion of their 2019 convertible senior notes. Any repurchase of the convertible senior notes pursuant to these provisions will be for cash at a price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the purchase date.
In connection with the sale of the 2019 convertible senior notes, the Company entered into convertible senior note hedge transactions with respect to its common stock with affiliates of the initial purchasers of the notes, Barclays, Inc., JP Morgan Chase and Wells Fargo Bank, or the counterparties. Each of the 2019 convertible senior note hedge transactions is a privately-negotiated transaction that is economically equivalent to the purchase of call options on the Company’s common stock with strike prices equal to the conversion price of the 2019 convertible senior notes, and is intended to mitigate dilution to the Company’s stockholders and/or offset cash payment due upon the potential future conversion of the 2019 convertible senior notes. Under the 2019 convertible senior note hedge transactions, subject to customary anti-dilution provisions, the counterparties are required to deliver to the Company the approximate number of shares of the

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s common stock and/or an amount of cash that the Company is obligated to deliver to the holders of the 2019 convertible senior notes assuming the conversion of such notes.
The Company also entered into separate privately-negotiated warrant transactions, whereby the Company sold to each of the counterparties call options to acquire approximately the same number of shares of its common stock underlying the convertible senior note hedge transactions, subject to customary anti-dilution adjustments, at a strike price of $68.53 per share of common stock, which represented a 75.0% premium over the closing price of the Company’s shares of common stock on August 7, 2012. Upon the exercise of the warrants, if the market price of the common stock exceeds the strike price of the warrants on any day within the valuation period, the Company will be required to deliver the corresponding value to the counterparties, at its option in cash or shares of its common stock. The 2019 convertible senior note hedge and warrant transactions are separate and legally distinct instruments that bind the Company and the counterparties and have no binding effect on the holders of the 2019 convertible senior notes.
For income tax reporting purposes, the Company has elected to integrate the 2019 convertible senior notes and the note hedge transactions. Integration of the 2019 convertible senior note hedge with the 2019 convertible senior notes creates an in-substance original issue debt discount for income tax reporting purposes and, therefore, the cost of the 2019 convertible senior note hedge is accounted for as interest expense over the term of the 2019 convertible senior notes for income tax reporting purposes. The associated income tax deductions will be recognized in the period that the deduction is taken for income tax reporting purposes. The Company has also treated the proceeds from the sale of warrants as a non-taxable increase in additional paid-in capital in stockholders’ equity.

The Company used a portion of the $290.8 million in net proceeds of the 2019 convertible senior notes offering, along with a portion of the $48.2 million in proceeds from the sale of warrants, to fund the $73.0 million cost of convertible senior note hedge transactions. The Company used a portion of the remaining net proceeds of approximately $266.0 million from the sale of the 2019 convertible senior notes and the sale of the warrants to retire its 2026 convertible senior notes, which were converted or redeemed by the Company in November 2013.

The Company incurred $9.3 million of fees and other costs related to the issuance of the 2019 convertible senior notes. These fees and other origination costs have been allocated to the liability and equity components of the 2019 convertible senior notes in proportion to their allocated values. Approximately $2.2 million of these fees and other origination costs were recorded as a reduction in additional paid-in capital. The remaining $7.1 million of fees and other costs are being amortized as interest expense over the seven-year term of the 2019 convertible senior notes, which runs through September 1, 2019.

Concurrently with the closing of the New Credit Facility, the Company entered into a debt-for-debt exchange for $127.1 million in face value of its 2019 convertible notes and arranged for the repurchase of $73.3 million in additional face value of its outstanding 2019 convertible senior notes. See Convertible Note and Senior Note Repurchases above for further discussion of such note exchange and repurchases.
Hornbeck Offshore Services, Inc., as the parent company issuer of the 2019 convertible senior notes, has no independent assets or operations other than its ownership interest in its subsidiaries and affiliates. There are no significant restrictions on the Company’s ability or the ability of any guarantor to obtain funds from its subsidiaries by such means as a dividend or loan. The 2019 convertible senior notes are general unsecured, senior obligations of the Company, ranking equally in right of payment with all of its existing and future senior indebtedness, including its 2020 and 2021 senior notes.
The 2019 convertible senior notes, the 2020 senior notes and the 2021 senior notes are guaranteed by certain of the Company’s subsidiaries and the guarantees are full and unconditional, joint and several. See Note 15 for further information.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Old Credit Facility

On June 15, 2017, the Company terminated its then-existing $200.0 million senior secured revolving credit facility dated February 6, 2015 as subsequently amended, or the Old Credit Facility. This facility generally provided standby liquidity for working capital and general corporate purposes, including acquisitions, newbuild and conversion programs and other capital expenditures. Based on the Company's results for the then-trailing four quarters, including the first quarter of 2017, the Company had designated the interest coverage holiday permitted by the Old Credit Facility to commence, effective April 27, 2017, for the four-quarter period ending December 31, 2017, unless rescinded sooner. This designation capped the borrowing base at $75.0 million during the period of the holiday and the LIBOR spreads for funded borrowings were increased by an additional 50 basis points during and after the holiday. Unused commitment fees were payable quarterly at the annual rate of 50.0 basis points of the unused portion of the $200.0 million borrowing base of the revolving credit facility based on the defined total debt-to capitalization ratio. The reduced borrowing base, as a result of the interest coverage holiday, did not affect the calculation of these unused commitment fees. The remaining covenants within the revolving credit facility remained in effect during the interest coverage holiday.
The Company estimates the fair value of its 2020 senior notes, 2021 senior notes, 2019 convertible senior notes and New Credit Facility by primarily using quoted market prices. Given the observable nature of the inputs to these estimates, the fair values presented below for long-term debt have been assigned a Level 2, of the three-level valuation hierarchy. As of the dates indicated below, the Company had the following face values, carrying values and fair values (in thousands):

	December 31, 2017			December 31, 2016
	Face Value	Carrying Value	Fair Value	Face Value	Carrying Value	Fair Value
5.875% senior notes due 2020	$366,942	$364,881	$244,714	$375,000	$371,975	$270,938
5.000% senior notes due 2021	450,000	446,858	236,250	450,000	445,889	301,343
1.500% convertible senior notes due 2019	99,647	91,527	74,486	300,000	265,846	216,195
First-lien credit facility due 2023 (1)	163,322	177,560	162,505	—	—	—
	$1,079,911	$1,080,826	$717,955	$1,125,000	$1,083,710	$788,476

(1)	The carrying value of the first-lien credit facility due 2023 includes a deferred gain of $18,911 less original issue discount and deferred financing costs of $4,673.
Capitalized Interest
Interest expense excludes capitalized interest related to the construction or conversion of vessels in the approximate amount of $10.2 million, $16.7 million, and $24.7 million, for the years ended December 31, 2017, 2016, and 2015, respectively.
7. Stockholders’ Equity
Preferred Stock
The Company’s certificate of incorporation authorizes 5.0 million shares of preferred stock. The Board of Directors has the authority to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the Company’s stockholders.
Stockholder Rights Plan
On July 1, 2013, the Company’s Board of Directors implemented a stockholder rights plan establishing one right for each outstanding share of common stock. The rights become exercisable, and transferable apart from the Company’s common stock, 10 business days following a public announcement that a person or group has acquired beneficial ownership of, or has commenced a tender or exchange offer for, 10% or more of the Company’s common stock. This

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

stockholder rights plan is substantially similar to the Company's prior stockholder rights plan that expired on June 17, 2013.

8. Stock-Based Compensation
Incentive Compensation Plan
The Company’s stock-based incentive compensation plan covers a maximum of 4.95 million shares of common stock that allows the Company to grant restricted stock awards, restricted stock unit awards, or collectively restricted stock, stock options, stock appreciation rights and fully-vested common stock to officers, other employees and directors. As of December 31, 2017, there were 67,286 shares available for future issuance to employees under the incentive compensation plan. The issuance of shares of common stock under the incentive compensation plan has been registered on Form S-8 with the Securities and Exchange Commission.
The financial impact of stock-based compensation expense related to the Company’s incentive compensation plan on its operating results are reflected in the table below (in thousands, except for per share data):

	Year Ended December 31,
	2017	2016	2015
Income before taxes	$6,999	$9,983	$10,293
Net income	$4,712	$5,829	$6,454
Earnings per common share:
Basic	$0.13	$0.16	$0.18
Diluted	$0.13	$0.16	$0.18
The Company adopted ASU No. 2016-09 on January 1, 2017. The adoption of this ASU had the following impact on its consolidated financial statements. The Company recorded a $3.2 million adjustment to equity to recognize the cumulative effect of unrecorded excess tax deductions related to stock-based compensation expense from prior years. The prior-period presentation has not been restated. Upon adoption, the Company recorded $1.9 million of tax shortfall in its provision for income taxes for the year ended December 31, 2017, rather than as a decrease to equity. The Company did not restate prior-period presentation. The Company recorded $0.6 million related to employee withholding taxes paid as a financing activity in the twelve months ended December 31, 2017. The statement of cash flows was restated to reflect $0.5 million and $1.3 million related to employee taxes paid for the years ended December 31, 2016 and 2015, respectively. There was no impact on the calculation of earnings per share as all outstanding stock options were anti-dilutive at December 31, 2017. In addition, the Company has elected to continue estimating the forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period.
Prior to the adoption of ASU 2016-09, the accounting rules required the benefits of tax deductions in excess of recognized compensation expense to be reported as financing cash flows, rather than as operating cash flows. The Company recorded the impact on cash flows from operating activities for tax shortfalls of approximately $1.9 million and $0.6 million for the years ended December 31, 2016 and 2015, respectively. Net cash proceeds from the exercise of stock options were $0.0 million, $0.0 million and $0.1 million for the years ended December 31, 2017, 2016 and 2015, respectively. The income tax benefit from stock option exercises and restricted stock vesting was $1.9 million and $0.6 million for the years ended December 31, 2016 and 2015, respectively.
Stock Options
The Company is authorized to grant stock options under its incentive compensation plan in which the purchase price of the stock subject to each option is established as the closing price on the New York Stock Exchange of the Company’s common stock on the date of grant and accordingly is not less than the fair market value of the stock on the date of grant. All options granted expire ten years after the date of grant, have an exercise price equal to or greater than the actual or estimated market price of the Company’s stock on the date of grant and vest over a three-year period. The Company has not granted stock options to any directors, executive officers or employees since 2011.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table represents the Company’s stock option activity for the year ended December 31, 2017 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2017	185	$24.86	4.1	$—
Grants	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	n/a	n/a
Options outstanding at December 31, 2017	185	$24.86	3.1	$—
Exercisable options outstanding at December 31, 2017	185	$24.86	3.1	$—
The following table represents the Company’s stock option activity for the year ended December 31, 2016 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2016	304	$28.11	3.2	$—
Grants	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(119)	33.15	n/a	n/a
Options outstanding at December 31, 2016	185	$24.86	4.1	$—
Exercisable options outstanding at December 31, 2016	185	$24.86	4.1	$—
The following table represents the Company’s stock option activity for the year ended December 31, 2015 (in thousands, except per share data and years):

	Number of Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2015	345	$27.98	3.7	$59
Grants	—	—	—	—
Exercised	(1)	22.28	n/a	2
Forfeited or expired	(40)	27.27	n/a	n/a
Options outstanding at December 31, 2015	304	$28.11	3.2	$—
Exercisable options outstanding at December 31, 2015	304	$28.11	3.2	$—
Restricted Stock
Equity-Settled Restricted Stock
The Company’s incentive compensation plan allows the Company to issue restricted stock units, with either performance-based or time-based vesting provisions. The Company has granted performance-based restricted stock unit awards, which calculates the shares to be received based on the Company’s achievement of certain internal performance criteria over a three-year period as defined by the restricted stock unit agreement governing such awards. Performance for these types of awards has historically been measured by a number of factors that may differ from year to year, including such examples as the Company achieving a targeted return on invested capital, operating profit margin compared to peers, and safety record. The actual number of shares that could be received by the award recipients for the years in question can range from 0% to 150% of the Company’s base share awards depending on the number and/or

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

extent of performance goals attained by the Company. Compensation expense related to performance-based restricted stock unit awards is recognized over the period the restrictions lapse, from one to three years, based on the market price of the Company's stock on the date of grant applied to the shares that are expected to vest. The compensation expense related to time-based restricted stock unit awards, which is amortized over a one to three-year vesting period, is determined based on the market price of the Company’s stock on the date of grant applied to the total shares that are expected to fully vest. As of December 31, 2017, the Company had unamortized stock-based compensation expense of $2.5 million, which will be recognized on a straight-line basis over the remaining vesting period, or 1.2 years. In addition, the Company has recorded approximately $5.8 million, $6.8 million and $9.3 million of compensation expense during the years ended December 31, 2017, 2016 and 2015, respectively, associated with restricted stock-based unit awards.
The following table summarizes the equity-settled restricted stock unit awards activity during the year ended December 31, 2017 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards:
Restricted stock unit awards as of January 1, 2017	820	$17.72
Granted during the period	615	5.57
Change in estimated payout of performance unit awards(1)	20	21.84
Cancellations during the period	—	—
Vested	(587)	15.39
Outstanding, as of December 31, 2017	868	$10.76

(1)
Annually the Company reviews the performance compared to pre-determined targets for outstanding performance unit awards. Based on current projections, the Company may increase or decrease the anticipated payout based on its historical operating results and near-term projections.

The following table summarizes the equity-settled restricted stock unit awards activity during the year ended December 31, 2016 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards:
Restricted stock unit awards as of January 1, 2016	726	$30.12
Granted during the period	537	6.44
Change in estimated payout of performance unit awards(1)	(95)	27.52
Cancellations during the period	—	—
Vested	(348)	23.50
Outstanding, as of December 31, 2016	820	$17.72

(1)
Annually the Company reviews the performance compared to pre-determined targets for outstanding performance unit awards. Based on current projections, the Company may increase or decrease the anticipated payout based on its historical operating results and near-term projections.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the equity-settled restricted stock unit awards activity during the year ended December 31, 2015 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share
Restricted stock unit awards:
Restricted stock unit awards as of January 1, 2015	590	$37.13
Granted during the period(1)	479	21.40
Cancellations during the period	(104)	21.84
Vested	(239)	33.60
Outstanding, as of December 31, 2015	726	$30.12

(1)
Includes the base share awards for time-based awards. Includes the full amount of both base and bonus share awards for performance-based awards granted during the period, which represents up to 150% of the aggregate total of the base share awards.

Cash-Settled Restricted Stock
The Company’s incentive compensation plan allows the Company to issue restricted stock units with cash-settled vesting provisions. The compensation expense related to cash-settled restricted stock unit awards is amortized over a vesting period of up to three years, as applicable, and is determined based on the market price of the Company’s stock on the date of grant applied to the total shares that are expected to fully vest. The cash-settled restricted stock units are re-measured quarterly based on the period-end market price of the Company's common stock and are classified as a liability, due to the settlement of these awards in cash. As of December 31, 2017, the Company had unamortized cash-settled restricted stock compensation expense of $3.0 million, which will be recognized on a straight-line basis over the remaining vesting period, or 1.6 years. In addition, the Company recorded approximately $0.9 million, $2.6 million, and $(0.2) million of compensation expense during the years ended December 31, 2017, 2016 and 2015, respectively, associated with cash-settled restricted stock unit awards.
The following table summarizes the cash-settled restricted stock unit awards activity during the year ended December 31, 2017 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-Settled restricted stock unit awards:
Cash-settled restricted stock unit awards as of January 1, 2017	1,053	$7.60
Granted during the period(2)	919	6.68
Cancellations during the period	(4)	15.31
Vested	(180)	11.65
Outstanding, as of December 31, 2017	1,788	$6.70

(1)	The weighted-average fair value per share is determined by the stock price on the date of grant for time-based shares.

(2)
Includes only the base shares awarded for both time-based and performance based awards. The performance-based awards have the potential to vest at up to 150% of the aggregate total of the base share awards.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the cash-settled restricted stock unit awards activity during the year ended December 31, 2016 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-Settled restricted stock unit awards:
Cash-settled restricted stock unit awards as of January 1, 2016	82	$30.61
Granted during the period(2)	991	6.14
Cancellations during the period	(5)	19.05
Vested	(15)	34.32
Outstanding, as of December 31, 2016	1,053	$7.60

(1)	The weighted-average fair value per share is determined by the stock price on the date of grant for time-based shares.

(2)
Includes only the base shares awarded for both time-based and performance based awards. The performance-based awards have the potential to vest at up to 150% of the aggregate total of the base share awards.

The following table summarizes the cash-settled restricted stock unit awards activity during the year ended December 31, 2015 (in thousands, except per share data):

	Number of Shares	Weighted Avg. Fair Value Per Share(1)
Cash-Settled restricted stock unit awards:
Cash-settled restricted stock unit awards as of January 1, 2015	153	$38.43
Granted during the period	47	21.84
Cancellations during the period	(1)	30.87
Vested	(117)	37.25
Outstanding, as of December 31, 2015	82	$30.61

(1)	The weighted-average fair value per share is determined by the stock price on the date of grant for time-based shares.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Stock Purchase Plan
On May 3, 2005, the Company established the Hornbeck Offshore Services, Inc. 2005 Employee Stock Purchase Plan, or ESPP, which was adopted by the Company’s Board of Directors and approved by the Company’s stockholders. Under the ESPP, the Company is presently authorized to issue up to 2.2 million shares of common stock to eligible employees of the Company and its designated subsidiaries. Employees have the opportunity to purchase shares of the Company’s common stock at semi-annual intervals through accumulated payroll deductions that will be applied to purchase shares of common stock at a discount from the market price as defined by the ESPP. The ESPP is designed to satisfy the requirements of Section 423 of the Internal Revenue Code of 1986, as amended, and thereby allows participating employees to defer recognition of taxes when purchasing the shares of common stock at a 15% discount under the ESPP. The Company has an effective Registration Statement on Form S-8 with the Commission registering the issuance of shares of common stock under the ESPP. As of December 31, 2017, there were 0.9 million shares available for future issuance to employees under the ESPP. The Company recorded approximately $0.2 million, $0.6 million, and $1.2 million of compensation expense during the years ended December 31, 2017, 2016 and 2015, respectively, associated with the ESPP.
The fair value of the employees’ stock purchase rights granted under the ESPP was estimated using the Black-Scholes model with the following assumptions for the years ended December 31, 2017 and 2016:

	2017	2016
Dividend yield	—%	—%
Expected volatility	93.2%	91.6%
Risk-free interest rate	1.3%	0.5%
Expected term (months)	6	6
Weighted-average grant-date fair value per share	$1.16	$3.14

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Income Taxes
The net long-term deferred tax liabilities in the accompanying consolidated balance sheets include the following components (in thousands):

	Year Ended December 31,
	2017	2016	2015
Deferred tax liabilities:
Fixed assets	$323,548	$490,221	$472,817
Deferred charges and other liabilities	6,266	10,908	11,317
Total deferred tax liabilities	329,814	501,129	484,134
Deferred tax assets:
Net operating loss carryforwards	(122,682)	(111,147)	(52,374)
Allowance for doubtful accounts	(1,362)	(763)	(1,036)
Stock-based compensation expense	(1,823)	(4,033)	(4,830)
Convertible senior notes	(8,265)	—	—
Alternative minimum tax credit carryforward	(10,431)	(20,863)	(20,863)
Foreign tax credit carryforward	(18,711)	(17,554)	(17,972)
Other	(4,501)	(6,044)	(5,440)
Total deferred tax assets	(167,775)	(160,404)	(102,515)
Valuation allowance	35,426	2,295	—
Total deferred tax liabilities, net	$197,465	$343,020	$381,619
The components of the income tax expense follow (in thousands):

	Year Ended December 31,
	2017	2016	2015
Current tax expense (benefit):
U.S. and State	$(9,743)	$709	$—
Foreign	1,024	(257)	5,671
Total current tax expense	(8,719)	452	5,671
Deferred tax expense:
U.S. and State	(142,136)	(45,958)	34,086
Foreign	611	—	—
Total deferred tax expense	(141,525)	(45,958)	34,086
Total tax expense (benefit)	$(150,244)	$(45,506)	$39,757
Income from operations before income taxes, based on jurisdiction earned, was as follows (in thousands):

	Year Ended December 31,
	2017	2016	2015
U.S.	$(105,692)	$(93,704)	$65,894
Foreign	(17,131)	(15,648)	40,684
Total income (loss) from operations before income taxes	$(122,823)	$(109,352)	$106,578

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2017, the Company has net operating loss carryforwards, or NOLs, in the U.S. of approximately $465.1 million, which if not utilized will expire in 2031 through 2037, and foreign tax credits of approximately $18.5 million, which if not utilized will expire in 2019 through 2027. It has state NOLs of approximately $132.2 million, which if not utilized will expire in 2030 through 2037. The Company also has NOLs in Brazil of approximately $37.8 million, which are not subject to expiration and can only be used to offset up to 30% of taxable income each year. Lastly, it has NOLs in Mexico of approximately $14.5 million, which if not utilized will expire in 2026 through 2027. All of the above NOLs can only be utilized if the Company generates taxable income in the respective tax jurisdiction.
In recording a valuation allowance with respect to such NOLs and foreign tax credits, management assessed the favorable and unfavorable evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of the unfavorable evidence evaluated during the fourth quarter of 2017 was the cumulative pre-tax loss that was incurred over the three-year period ended December 31, 2017. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections of future earnings. As of December 31, 2016 and 2017, the Company has established valuation allowances of $2.3 million and $35.4 million, respectively, based upon management's conclusion that it is more likely than not that the Brazil and Mexico NOLs and foreign tax credits described above may expire unused.
The Company is no longer subject to tax audits by federal, state or local taxing authorities for years prior to 2013. The Company has ongoing examinations by various foreign tax authorities but does not believe that the results of these examinations will have a material adverse effect on the Company’s financial position or results of operations.
The following table reconciles the difference between the Company’s income tax provision calculated at the federal statutory rate of 35% and the actual income tax provision (in thousands):

	Year Ended December 31,
	2017	2016	2015
U.S. federal statutory rate	$(42,988)	$(38,274)	$37,302
State taxes, net	(1,228)	(1,094)	1,066
Non-deductible expense	3,488	1,070	1,440
Change in valuation allowance	15,118	2,295	(1,011)
Income excluded from U.S. taxable income	—	(9,478)	—
Change in enacted U.S. tax rate	(125,225)	—	—
Foreign taxes and other	591	(25)	960
	$(150,244)	$(45,506)	$39,757
Due to a favorable election included in the Company's 2015 tax return, which was filed during the fourth quarter of 2016, the results of one of the Company's vessels was excluded from U.S. taxable income and was taxed based on its daily notional shipping income, as defined. This resulted in a deferred tax benefit of $9.5 million during the year ended December 31, 2016. The Company does not anticipate having any vessels qualify for this election in the foreseeable future.
The Tax Cuts and Jobs Act, or the Act, was signed into law in the U.S. on December 22, 2017. The primary impact of this legislation was a reduction of the corporate income tax rate from 35% to 21% generally effective as of January 1, 2018. The impact of the deferred tax rate and tax law changes are required to be reflected in the period in which the law is enacted. As a result, the Company repriced its net deferred tax liabilities, which resulted in a favorable tax impact of $125.2 million and was recorded as a discrete item during the fourth quarter of 2017.

On December 22, 2017, the Securities and Exchange Commission issued Staff Accounting Bulletin 118, or SAB 118, to address the accounting and reporting of the Act. SAB 118 allows companies to take a reasonable period, which should not extend beyond one year from enactment of the Act, to measure and recognize the effects of the new tax law. As of December 31, 2017, the Company remeasured its deferred tax assets and liabilities based on the tax rates at which they

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

are expected to reverse in the future, which is generally a 22.5% blended federal and state tax rate. However, it is still analyzing certain aspects of the Act and refining its calculations, which could potentially affect the measurement of these balances or potentially give rise to new deferred tax amounts. The Company has included in its income tax rate a preliminary estimate related to executive compensation, Alternative Minimum Tax refundable credits, taxation in its foreign jurisdictions, and re-measurement of its deferred taxes. Once the accounting for income taxes on these items is complete, it will be reflected and reported in the applicable quarter during 2018. Additionally, because of the complexities of the new legislation, the Company has not elected an accounting policy at this time with respect to the newly enacted global intangible low-taxed income, or GILTI, provisions. An accounting election to either treat GILTI as part of deferred taxes or a period cost will be made once further analysis and interpretation of the tax legislation is complete.
10. Commitments and Contingencies
Vessel Construction
In November 2011, the Company commenced, and later expanded, its fifth OSV newbuild program. This program consisted of vessel construction contracts with three domestic shipyards to build four 300 class OSVs, five 310 class OSVs, ten 320 class OSVs, three 310 class MPSVs and two 400 class MPSVs. As of December 31, 2017, the Company had placed in service 22 vessels under such program. The two remaining vessels under this 24-vessel domestic newbuild program are currently expected to be placed in service during 2019. Based on current contracts and internal estimates, the aggregate total cost of this program, before construction period interest, is expected to be approximately $1,335.0 million. From the inception of this program through December 31, 2017, the Company had incurred construction costs of approximately $1,272.7 million, or 95.3%, of total expected project costs.
Operating Leases
The Company is obligated under certain operating leases for office space and shore-base facilities. The Covington facility lease provides for an initial term expiring in September 2025 with three additional five-year renewal period options. The Company leases two adjacent shore-base facilities in Port Fourchon. At December 31, 2017, the leases had approximately one year remaining on their existing terms and the Company has multiple renewal options on such facilities. Rent expense related to operating leases was approximately $3.9 million, $4.0 million and $4.1 million for the years ending December 31, 2017, 2016 and 2015, respectively.
Future minimum payments under noncancelable leases for years subsequent to 2017 are as follows (in thousands):

Year Ended December 31,
2018	$2,959
2019	2,449
2020	2,449
2021	2,478
2022	2,572
Thereafter	21,183
Total	$34,090
Contingencies
In the normal course of its business, the Company becomes involved in various claims and legal proceedings in which monetary damages are sought. It is management’s opinion that the Company’s liability, if any, under such claims or proceedings would not materially affect the Company's financial position or results of operations. The Company insures against losses relating to its vessels, pollution and third party liabilities, including claims by employees under Section 33 of the Merchant Marine Act of 1920, or the Jones Act. Third party liabilities and pollution claims that relate to vessel operations are covered by the Company’s entry in a mutual protection and indemnity association, or P&I Club, as well as by marine liability policies in excess of the P&I Club’s coverage. The Company provides reserves for any individual claim deductibles for which the Company remains responsible by using an estimation process that considers Company-specific and industry data, as well as management’s experience, assumptions and consultation with outside counsel. As

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

additional information becomes available, the Company will assess the potential liability related to its pending claims and revise its estimates. Although historically revisions to such estimates have not been material, changes in estimates of the potential liability could materially impact the Company’s results of operations, financial position or cash flows.
During 2013, the Company commenced the process of assigning the in-country vessel management services for its four vessels operating in Brazil from a third party provider to a wholly-owned subsidiary of the Company. As a result, this assignment has been interpreted by local authorities as a new importation of these vessels resulting in an importation assessment. The Company disagreed with this interpretation. During the third quarter of 2015, the Brazilian court ruled in the Company's favor related to these claims and this decision was appealed by local authorities to another court. During the third quarter of 2017, the Brazilian court made a final ruling in the Company's favor relating to the importation of three of the vessels. As of December 31, 2017, no decision has been made on the fourth vessel which could result in an assessment ranging from $0.5 million to $1.0 million. While the Company cannot estimate the amounts or timing of the resolution of this matter, the Company believes that the outcome will not have a material impact on its liquidity or financial position.
During 2012, a customer, ATP Oil and Gas, Inc., initiated a reorganization proceeding under Chapter 11 of the United States Bankruptcy Code, which in June 2014 was converted to a Chapter 7 case. The Company believes its receivables from ATP of $4.8 million are secured under the Louisiana Oil Well Lien Act. A legal challenge related to the Company's liens has been raised in the bankruptcy proceedings by parties whose interests are affected by the liens. The Company pursued this claim in Bankruptcy Court and during the first quarter of 2017 a district court judge ruled the Company's claim is not secured. That ruling has been appealed by the Company. As a result of such ruling, the Company increased its reserve related to this receivable to $4.8 million.
11. Deferred Charges
Deferred charges include the following (in thousands):

	Year Ended December 31,
	2017	2016
Deferred drydocking costs, net of accumulated amortization of $14,495 and $34,313 respectively	$10,282	$13,808
Prepaid lease expense, net of amortization of $1,858 and $1,700, respectively	2,530	2,688
Revolving credit facility deferred financing costs, net of accumulated amortization of $0 and $349 respectively(1)	—	2,581
Total	$12,812	$19,077

(1)	On June 15, 2017, the Company terminated its $200 million senior secured revolving credit facility. See Note 6 for further discussion.

12. Other Accrued Liabilities
Other accrued liabilities include the following (in thousands):

	Year Ended December 31,
	2017	2016
Accrued lease expense	$5,142	$4,763
Deferred revenue	460	2,245
Other	2,855	3,002
Total	$8,457	$10,010

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Major Customers
In the years ended December 31, 2017, 2016, and 2015, revenues from the following customers represent 10% or more of consolidated revenues:

	Year Ended December 31,
	2017		2016		2015
Customer A	20%		13%		n/a	(1)
Customer B	19%		15%		n/a	(1)
Customer C	11%		21%		20%
Customer D	n/a	(1)	n/a	(1)	10%

(1)	Customers represent less than 10% of consolidated revenue in each such year.

14. Employment Agreements
The Company has employment agreements with certain members of its executive management team. These agreements include, among other things, contractually stated base level salaries and a structured cash incentive compensation program dependent upon the Company achieving certain targeted financial results. The agreements typically provide for certain targets such as an EBITDA target, an Operating Margin target and a Safety target, which may be varied from time to time by agreement between the Company and the management executive, as well as a discretionary component. In the event such a member of the executive management team is terminated due to certain events as defined in such officer’s agreement, the employee will continue to receive salary, bonus and other payments for the full remaining term of the agreement. The current term of these employment agreements expires on December 31, 2020 and automatically extends each year thereafter on January 1st, for an additional year.

15. Condensed Consolidating Financial Statements of Guarantors
The following tables present the condensed consolidating historical financial statements as of December 31, 2017 2016, and 2015, and for each of the two years ended December 31, 2017, for the domestic subsidiaries of the Company that serve as guarantors of the Company's 2019 convertible senior notes, 2020 senior notes and 2021 senior notes and the financial results for the Company's subsidiaries that do not serve as guarantors. The guarantor subsidiaries of the 2019 convertible senior notes, 2020 senior notes and 2021 senior notes are 100% owned by the Company and the guarantees are full and unconditional and joint and several. The non-guarantor subsidiaries of such notes include all of the Company's foreign subsidiaries.

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheet
(In thousands, except per share data)

	Year Ended December 31, 2017
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$4	$178,746	$8,099	$—	$186,849
Accounts receivable, net of allowance for doubtful accounts of $6,054	—	40,407	4,295	—	44,702
Other current assets	29	16,051	810	—	16,890
Total current assets	33	235,204	13,204	—	248,441
Property, plant and equipment, net	—	2,379,097	121,916	—	2,501,013
Deferred charges, net	—	11,408	1,404	—	12,812
Intercompany receivable	1,778,711	648,920	39,445	(2,467,076)	—
Investment in subsidiaries	790,734	8,602	—	(799,336)	—
Other assets	—	5,984	628	—	6,612
Total assets	$2,569,478	$3,289,215	$176,597	$(3,266,412)	$2,768,878
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$15,643	$553	$—	$16,196
Accrued interest	14,734	—	—	—	14,734
Accrued payroll and benefits	—	8,458	1,017	—	9,475
Other accrued liabilities	—	8,129	328	—	8,457
Total current liabilities	14,734	32,230	1,898	—	48,862
Long-term debt, including deferred gain of $18,911, and net of original issue discount of $7,862 and deferred financing costs of $10,134	1,080,826	—	—	—	1,080,826
Deferred tax liabilities, net	—	192,793	4,672	—	197,465
Intercompany payables	140,019	2,240,832	190,177	(2,571,028)	—
Other liabilities	—	3,802	(1)	—	3,801
Total liabilities	1,235,579	2,469,657	196,746	(2,571,028)	1,330,954
Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—	—	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 37,144 shares issued and outstanding	371	—	—	—	371
Additional paid-in capital	758,690	37,975	8,602	(44,989)	760,278
Retained earnings	574,838	781,583	(37,428)	(650,395)	668,598
Accumulated other comprehensive income	—	—	8,677	—	8,677
Total stockholders’ equity	1,333,899	819,558	(20,149)	(695,384)	1,437,924
Total liabilities and stockholders’ equity	$2,569,478	$3,289,215	$176,597	$(3,266,412)	$2,768,878

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheet
(In thousands, except per share data)

	Year Ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$9	$212,196	$4,822	$—	$217,027
Accounts receivable, net of allowance for doubtful accounts of $2,120	—	30,846	5,704	—	36,550
Other current assets	15	16,176	787	—	16,978
Total current assets	24	259,218	11,313	—	270,555
Property, plant and equipment, net	—	2,449,473	128,915	—	2,578,388
Deferred charges, net	2,581	15,724	772	—	19,077
Intercompany receivable	1,779,872	680,663	107,038	(2,567,573)	—
Investment in subsidiaries	768,718	8,602	(4,283)	(773,037)	—
Other assets	1,744	6,239	2,272	—	10,255
Total assets	$2,552,939	$3,419,919	$246,027	$(3,340,610)	$2,878,275
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$—	$11,325	$449	$—	$11,774
Accrued interest	14,763	—	—	—	14,763
Accrued payroll and benefits	—	8,104	492	—	8,596
Other accrued liabilities	—	8,463	1,547	—	10,010
Total current liabilities	14,763	27,892	2,488	—	45,143
Long-term debt, net of original issue discount of $31,093 and deferred financing costs of $10,197	1,083,710	—	—	—	1,083,710
Deferred tax liabilities, net	—	337,503	5,517	—	343,020
Intercompany payables	61,715	2,264,900	245,276	(2,571,891)	—
Other liabilities	—	3,416	(10)	—	3,406
Total liabilities	1,160,188	2,633,711	253,271	(2,571,891)	1,475,279
Stockholders’ equity:
Preferred stock: $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—	—	—	—
Common stock: $0.01 par value; 100,000 shares authorized; 36,467 shares issued and outstanding	365	—	—	—	365
Additional paid-in capital	754,394	37,978	4,319	(42,297)	754,394
Retained earnings	637,992	748,080	(21,658)	(726,422)	637,992
Accumulated other comprehensive income (loss)	—	150	10,095	—	10,245
Total stockholders’ equity	1,392,751	786,208	(7,244)	(768,719)	1,402,996
Total liabilities and stockholders’ equity	$2,552,939	$3,419,919	$246,027	$(3,340,610)	$2,878,275

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations
(In thousands)

	Year Ended December 31, 2017
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Revenues	$—	$180,083	$11,694	$(365)	$191,412
Costs and expenses:
Operating expenses	—	108,517	12,385	(365)	120,537
Depreciation	—	93,460	5,273	—	98,733
Amortization	—	11,968	1,200	—	13,168
General and administrative expenses	182	45,078	2,348	(11)	47,597
	182	259,023	21,206	(376)	280,035
Gain on sale of assets	—	(133)	12	—	(121)
Operating income (loss)	(182)	(79,073)	(9,500)	11	(88,744)
Other income (expense):
Gain on early extinguishment of debt	15,478	—	—	—	15,478
Interest income	—	1,320	883	—	2,203
Interest expense	(51,364)	—	—	—	(51,364)
Equity in earnings (losses) of consolidated subsidiaries	63,489	—	—	(63,489)	—
Other income (expense), net	—	1,157	(1,542)	(11)	(396)
	27,603	2,477	(659)	(63,500)	(34,079)
Income (loss) before income taxes	27,421	(76,596)	(10,159)	(63,489)	(122,823)
Income tax expense (benefit)	—	(150,735)	491	—	(150,244)
Net income (loss)	$27,421	$74,139	$(10,650)	$(63,489)	$27,421

Condensed Consolidating Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended December 31, 2017
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Net income (loss)	$27,421	$74,139	$(10,650)	$(63,489)	$27,421
Other comprehensive income:
Foreign currency translation gain (loss)	—	(149)	(1,419)	—	(1,568)
Total comprehensive income (loss)	$27,421	$73,990	$(12,069)	$(63,489)	$25,853

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations
(In thousands)

	Year Ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Revenues	$—	$213,563	$8,707	$2,029	$224,299
Costs and expenses:
Operating expenses	—	114,783	14,904	1,971	131,658
Depreciation	—	88,443	4,628	—	93,071
Amortization	—	19,024	1,461	—	20,485
General and administrative expenses	184	39,479	3,637	58	43,358
	184	261,729	24,630	2,029	288,572
Gain on sale of assets	—	53	1	—	54
Operating loss	(184)	(48,113)	(15,922)	—	(64,219)
Other income (expense):
Interest income	—	984	506	—	1,490
Interest expense	(48,673)	—	(2)	—	(48,675)
Equity in earnings (losses) of consolidated subsidiaries	(14,989)	—	—	14,989	—
Other income (expense), net	—	(2,272)	4,324	—	2,052
	(63,662)	(1,288)	4,828	14,989	(45,133)
Income (loss) before income taxes	(63,846)	(49,401)	(11,094)	14,989	(109,352)
Income tax benefit	—	(44,721)	(785)	—	(45,506)
Net income (loss)	$(63,846)	$(4,680)	$(10,309)	$14,989	$(63,846)

Condensed Consolidating Statements of Comprehensive Income (Loss)
(In thousands)

	Year Ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Net income (loss)	$(63,846)	$(4,680)	$(10,309)	$14,989	$(63,846)
Other comprehensive income:
Foreign currency translation gain	—	31	14,290	—	14,321
Total comprehensive income (loss)	$(63,846)	$(4,649)	$3,981	$14,989	$(49,525)

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statement of Operations
(In thousands)

	Year ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Revenues	$—	$426,419	$50,952	$(1,301)	$476,070
Costs and expenses:
Operating expenses	—	178,748	41,514	(1,002)	219,260
Depreciation	—	81,522	1,044	—	82,566
Amortization	—	25,782	681	—	26,463
General and administrative expenses	189	44,398	3,861	(151)	48,297
	189	330,450	47,100	(1,153)	376,586
Gain (loss) on sale of assets	—	44,060	—	—	44,060
Operating income (loss)	(189)	140,029	3,852	(148)	143,544
Other income (expense):
Interest income	—	1,125	400	—	1,525
Interest expense	(39,460)	—	(36)	—	(39,496)
Equity in earnings (losses) of consolidated subsidiaries	106,798	—	—	(106,798)	—
Other income (expense), net	—	(4,053)	5,238	(180)	1,005
	67,338	(2,928)	5,602	(106,978)	(36,966)
Income (loss) before income taxes	67,149	137,101	9,454	(107,126)	106,578
Income tax expense	—	35,194	4,563	—	39,757
Net income (loss)	$67,149	$101,907	$4,891	$(107,126)	$66,821

Condensed Consolidating Statements of Comprehensive Income
(In thousands)

	Year Ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
Net income (loss)	$67,149	$101,907	$4,891	$(107,126)	$66,821
Other comprehensive income:
Foreign currency translation loss	—	(81)	(3,093)	—	(3,174)
Total comprehensive income (loss)	$67,149	$101,826	$1,798	$(107,126)	$63,647

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2017
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$(6,231)	$(12,152)	$3,725	$—	$(14,658)
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for OSV newbuild program #5	—	(18,496)	392	—	(18,104)
Net proceeds from sale of assets	—	33	10	—	43
Vessel capital expenditures	—	(1,173)	(514)	—	(1,687)
Non-vessel capital expenditures	—	(1,512)	(40)	—	(1,552)
Net cash used in investing activities	—	(21,148)	(152)	—	(21,300)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from first-lien credit facility	66,640	—	—	—	66,640
Repurchase of senior notes	(5,057)	—	—		(5,057)
Repurchase of convertible notes	(49,631)	—	—	—	(49,631)
Deferred financing costs	(5,636)	—	—	—	(5,636)
Shares withheld for payment of employee withholding taxes	(575)	—	—	—	(575)
Net cash proceeds from other shares issued	485	—	—	—	485
Net cash provided by financing activities	6,226	—	—	—	6,226
Effects of exchange rate changes on cash	—	(150)	(296)	—	(446)
Net increase (decrease) in cash and cash equivalents	(5)	(33,450)	3,277	—	(30,178)
Cash and cash equivalents at beginning of period	9	212,196	4,822	—	217,027
Cash and cash equivalents at end of period	$4	$178,746	$8,099	$—	$186,849
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$52,194	$—	$—	$—	$52,194
Cash paid for (refunds of) income taxes	$—	$(9,793)	$751	$—	$(9,042)
SUPPLEMENTAL DISCLOUSURES OF NON-CASH FINANCING ACTIVITIES:
Exchange of convertible notes for first-lien term loan	$127,096	$—	$—	$—	$127,096

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2016
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$251	$55,677	$(2,428)	$—	$53,500
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for OSV newbuild program #5	—	(76,615)	338	—	(76,277)
Net proceeds from sale of assets	—	523	1	—	524
Vessel capital expenditures	—	(19,604)	(1,085)	—	(20,689)
Non-vessel capital expenditures	—	(467)	(102)	—	(569)
Net cash used in investing activities	—	(96,163)	(848)	—	(97,011)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(1,102)	—	—	—	(1,102)
Shares withheld for payment of employee withholding taxes	(450)	—	—	—	(450)
Net cash proceeds from other shares issued	1,300	—	—	—	1,300
Net cash used in financing activities	(252)	—	—	—	(252)
Effects of exchange rate changes on cash	—	31	958	—	989
Net increase (decrease) in cash and cash equivalents	(1)	(40,455)	(2,318)	—	(42,774)
Cash and cash equivalents at beginning of period	10	252,651	7,140	—	259,801
Cash and cash equivalents at end of period	$9	$212,196	$4,822	$—	$217,027
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$50,152	$—	$—	$—	$50,152
Cash paid for income taxes	$—	$1,292	$2,440	$—	$3,732

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows
(In thousands)

	Year Ended December 31, 2015
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by operating activities	$223	$109,987	$106,885	$—	$217,095
CASH FLOWS FROM INVESTING ACTIVITIES:
Costs incurred for OSV newbuild program #5	—	(120,767)	(69,303)	—	(190,070)
Net proceeds from sale of assets	—	152,000	—	—	152,000
Vessel capital expenditures	—	(55,724)	(31,068)	—	(86,792)
Non-vessel capital expenditures	—	(16,211)	(276)	—	(16,487)
Net cash used in investing activities	—	(40,702)	(100,647)	—	(141,349)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from first-lien credit facility	—	—	—	—	—
Repurchase of senior notes	—	—	—	—	—
Repurchase of convertible notes	—	—		—	—
Deferred financing costs	(2,089)	—	—	—	(2,089)
Shares withheld for payment of employee withholding taxes	(1,252)	—	—	—	(1,252)
Net cash proceeds from other shares issued	3,112	—	—	—	3,112
Net cash used in financing activities	(229)	—	—	—	(229)
Effects of exchange rate changes on cash	—	(81)	(758)	—	(839)
Net increase (decrease) in cash and cash equivalents	(6)	69,204	5,480	—	74,678
Cash and cash equivalents at beginning of period	16	183,447	1,660	—	185,123
Cash and cash equivalents at end of period	$10	$252,651	$7,140	$—	$259,801
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES:
Cash paid for interest	$50,492	$—	$—	$—	$50,492
Cash paid for income taxes	$—	$582	$4,226	$—	$4,808

HORNBECK OFFSHORE SERVICES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Supplemental Selected Quarterly Financial Data (Unaudited) (in thousands, except per share data):
The following table contains selected unaudited quarterly financial data from the consolidated statements of operations for each quarter of fiscal years 2017 and 2016. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Mar 31	Jun 30	Sep 30	Dec 31
Fiscal Year 2017(1)(2)
Revenues	$44,079	$37,426	$53,666	$56,241
Operating loss	(26,481)	(31,318)	(16,667)	(14,278)
Net income (loss)(3)	(27,898)	(19,489)	(18,950)	93,758
Earnings (loss) per common share:
Basic earnings (loss) per common share	$(0.76)	$(0.53)	$(0.51)	$2.53
Diluted earnings (loss) per common share	$(0.76)	$(0.53)	$(0.51)	$2.48
Fiscal Year 2016(1)(2)
Revenues	$76,820	$53,673	$51,927	$41,879
Operating loss	(780)	(21,510)	(14,445)	(27,484)
Net loss	(7,514)	(20,586)	(16,503)	(19,243)
Earnings (loss) per common share:
Basic loss per common share	$(0.21)	$(0.57)	$(0.45)	$(0.53)
Diluted loss per common share	$(0.21)	$(0.57)	$(0.45)	$(0.53)

(1)	The sum of the four quarters may not equal annual results due to rounding.

(2)
Results for the fiscal years 2017 and 2016 were significantly impacted by a drop in oil price, which resulted in reductions in both the Company's dayrates and utilization. In recognition of these weak market conditions, the Company elected to stack OSVs and MPSVs on various dates during fiscal 2017 and 2016. The Company had an average of 42.8 OSVs and 0.8 MPSVs stacked during the year ended December 31, 2017. The Company had an average of 41.3 OSVs and 0.3 MPSVs stacked during fiscal 2016.

(3)
The results for the three months ended December 31, 2017 were favorably impacted by tax reform that was enacted in December 2017. As a result of tax reform, the Company recorded a benefit of $125,225 related to the repricing of its deferred tax liabilities. Such benefits were reduced primarily by tax expense related to credits that may not be utilized prior to their expiration. Excluding these one-time tax items from the Company's fourth quarter results its net loss would have been $(17,281) or $(0.47) per diluted share. See Note 9 for further information.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Covington, the State of Louisiana, on February 28, 2018.

HORNBECK OFFSHORE SERVICES, INC.

By:	/s/ TODD M. HORNBECK
Todd M. Hornbeck President and Chief Executive Officer
Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ TODD M. HORNBECK	Chairman of the Board, President, and Chief Executive Officer (Principal Executive Officer)	February 28, 2018
(Todd M. Hornbeck)

/S/ JAMES O. HARP, JR.	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 28, 2018
(James O. Harp, Jr.)

/S/ LARRY D. HORNBECK	Director	February 28, 2018
(Larry D. Hornbeck)

/S/ BRUCE W. HUNT	Director	February 28, 2018
(Bruce W. Hunt)

/S/ STEVEN W. KRABLIN	Director	February 28, 2018
(Steven W. Krablin)

/S/ PATRICIA B. MELCHER	Director	February 28, 2018
(Patricia B. Melcher)

/S/ KEVIN O. MEYERS	Director	February 28, 2018
(Kevin O. Meyers)

/S/ BERNIE W. STEWART	Director	February 28, 2018
(Bernie W. Stewart)

/S/ NICHOLAS L. SWYKA JR.	Director	February 28, 2018
(Nicholas L. Swyka, Jr.)

S - 1

Exhibit Index

Exhibit Number		Description of Exhibit
3.1	—	Second Restated Certificate of Incorporation of the Company, as amended (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-Q for the quarter ended March 31, 2005).
3.2	—
Amended and Restated Certificate of Designation of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on July 2, 2013 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed July 3, 2013).

3.3	—	Fourth Restated Bylaws of the Company adopted June 30, 2004 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-Q for the quarter ended June 30, 2004).
3.4	—	Amendment No. 1 to Fourth Restated Bylaws of the Company adopted June 21, 2012 (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed June 27, 2012).
4.1	—
Specimen stock certificates for the Company’s common stock, $0.01 par value (for U.S. citizens and non-U.S. citizens) (incorporated by reference to Exhibit 4.4 to the Company’s Form 8-A/A filed July 3, 2013, Registration No. 001-32108).

4.2	—
Indenture, dated March 16, 2012 among Hornbeck Offshore Services, Inc., as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (including form of 5.875% Senior Notes due 2020) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed March 21, 2012).

4.3	—
Indenture dated as of August 13, 2012 by and among Hornbeck Offshore Services, Inc., the guarantors named therein, and Wells Fargo Bank, National Association, as Trustee (including form of 1.500% Convertible Senior Notes due 2019) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.4	—
Confirmation of Base Call Option Transaction dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.5	—
Confirmation of Base Call Option Transaction dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.6	—
Confirmation of Base Call Option Transaction dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.4 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.7	—
Confirmation of Additional Base Call Option Transaction dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.5 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.8	—
Confirmation of Additional Base Call Option Transaction dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.6 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.9	—
Confirmation of Additional Base Call Option Transaction dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.7 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.10	—
Confirmation of Base Warrant dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.8 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.11	—
Confirmation of Base Warrant dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.9 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.12	—
Confirmation of Base Warrant dated as of August 7, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.10 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.13	—
Confirmation of Additional Warrants dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Barclays Bank PLC (incorporated by reference to Exhibit 4.11 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

Exhibit Number		Description of Exhibit
4.14	—
Confirmation of Additional Warrants dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and JPMorgan Chase Bank, National Association, London Branch (incorporated by reference to Exhibit 4.12 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.15	—
Confirmation of Additional Warrants dated as of August 8, 2012 by and between Hornbeck Offshore Services, Inc. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 4.13 to the Company’s Current Report on Form 8-K filed on August 13, 2012).

4.16	—
Indenture governing the 5.000% Notes, dated March 28, 2013 among Hornbeck Offshore Services, Inc., as issuer, the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (including form of 5.000% Senior Notes due 2021) (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on March 28, 2013).

4.17	—
Rights Agreement dated as of July 1, 2013 between Hornbeck Offshore Services, Inc. and Computershare Inc., as Rights Agent, which includes as Exhibit A the Amended and Restated Certificate of Designation of Series A Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Shares (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed July 3, 2013).

4.18	—
First Supplemental Indenture, dated October 6, 2015 among Hornbeck Offshore Services, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (to the indenture governing the 1.5% Convertible Senior Notes due 2019) (incorporated by reference to Exhibit 4.18 to the Company’s Form 10-Q for the quarter ended September 30, 2015).

4.19	—
First Supplemental Indenture, dated October 6, 2015 among Hornbeck Offshore Services, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (to the indenture governing the 5.875% Senior Notes due 2020) (incorporated by reference to Exhibit 4.19 to the Company’s Form 10-Q for the quarter ended September 30, 2015).

4.20	—
First Supplemental Indenture, dated October 6, 2015 among Hornbeck Offshore Services, Inc., the guarantors party thereto and Wells Fargo Bank, National Association, as trustee (to the indenture governing the 5.000% Senior Notes due 2021) (incorporated by reference to Exhibit 4.20 to the Company’s Form 10-Q for the quarter ended September 30, 2015).

4.21	—
Form of Call Option Termination Agreement dated as of June 2017 by and between Hornbeck Offshore Services, Inc. and the applicable counterparty (incorporated by reference to Exhibit 4.21 to the Company’s Form 10-Q for the quarter ended September 30, 2017).

4.22	—
Form of Warrant Termination Agreement dated as of June 2017 by and between Hornbeck Offshore Services, Inc. and the applicable counterparty (incorporated by reference to Exhibit 4.22 to the Company’s Form 10-Q for the quarter ended September 30, 2017).

10.1	—
Facilities Use Agreement effective January 1, 2006, and incorporated Indemnification Agreement and amendments thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 21, 2006).

10.2†	—	Director & Advisory Director Compensation Policy, effective January 1, 2012 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-K for the period ended December 31, 2011).
10.3†	—	Hornbeck Offshore Services, Inc. Deferred Compensation Plan dated as of July 10, 2007 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the period ended June 30, 2007).
10.4†	—
Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, dated effective May 2, 2006 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 4, 2006).

10.5†	—
Amendment to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, dated effective May 12, 2008 (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.6†	—
Second Amendment to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, dated effective June 24, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 30, 2010).

10.7†	—
Amended and Restated Senior Employment Agreement dated May 7, 2007 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended March 31, 2007).

10.8†	—
Amended and Restated Employment Agreement dated May 7, 2007 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the period ended March 31, 2007).

10.9†	—
Amended and Restated Employment Agreement dated May 7, 2007 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the period ended March 31, 2007).

Exhibit Number		Description of Exhibit
10.10†	—
Amendment to Amended and Restated Senior Employment Agreement dated effective May 12, 2008 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.11†	—
Amendment to Amended and Restated Employment Agreement dated effective May 12, 2008 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.12†	—
Amendment to Amended and Restated Employment Agreement dated effective May 12, 2008 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q for the period ended March 31, 2008).

10.13†	—
Second Amendment to Amended and Restated Senior Employment Agreement dated effective December 31, 2009 by and between Todd M. Hornbeck and the Company (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K for the period ended December 31, 2009).

10.14†	—
Second Amendment to Amended and Restated Employment Agreement dated effective December 31, 2009 by and between Carl G. Annessa and the Company (incorporated by reference to Exhibit 10.13 to the Company’s Form 10-K for the period ended December 31, 2009).

10.15†	—
Second Amendment to Amended and Restated Employment Agreement dated effective December 31, 2009 by and between James O. Harp, Jr. and the Company (incorporated by reference to Exhibit 10.14 to the Company’s Form 10-K for the period ended December 31, 2009).

10.16†	—
Employment Agreement dated effective January 1, 2011 by and between Samuel A. Giberga and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the period ended June 30, 2011).

10.17†	—
Change in Control Agreement dated effective August 5, 2008 by and between Samuel A. Giberga and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2008).

10.18†	—
Employment Agreement dated effective January 1, 2013 by and between John S. Cook and the Company (incorporated by reference to Exhibit 10.18 to the Company's Form 10-K for the period ended December 31, 2012).

10.19†	—
Change in Control Agreement dated effective August 5, 2008 by and between John S. Cook and the Company (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended June 30, 2008).

10.20†	—
Amendment to Change in Control Agreement dated effective December 31, 2009 by and between John S. Cook and the Company (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the period ended December 31, 2009).

10.21†	—
Amendment to Change in Control Agreement dated effective December 31, 2009 by and between Samuel A. Giberga and the Company (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the period ended December 31, 2009).

10.22	—	Form of Amended and Restated Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended June 30, 2009).
10.23†	—	Form of Executive Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K for the period ended December 31, 2004).
10.24†	—	Form of Director Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the period ended December 31, 2004).
10.25†	—	Form of Employee Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the period ended December 31, 2004).
10.26†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Time Vesting) (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-Q for the quarter ended March 31, 2008).
10.27†	—	Form of Restricted Stock Unit Agreement for Non-Employee Directors (Time Vesting) (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-Q for the quarter ended March 31, 2008).
10.28†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Performance Based) (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-Q for the quarter ended March 31, 2008).
10.29†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Performance Based) (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2009).
10.30†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Time Vesting) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended March 31, 2009).

Exhibit Number		Description of Exhibit
10.31†	—	Form of Restricted Stock Unit Agreement for Executive Officers (Performance Based) (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2010).
10.32	—
Vessel Construction Agreement dated November 14, 2011 by and between Hornbeck Offshore Services, Inc. and VT Halter Marine, Inc. (incorporated by reference to Exhibit 10.41 to the Company’s Form 10-K for the period ended December 31, 2011). (portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission).

10.33	—
Consulting Agreement dated February 14, 2012 by and between Hornbeck Offshore Services, Inc. and Larry D. Hornbeck (incorporated by reference to Exhibit 10.43 to the Company’s Form 10-K for the period ended December 31, 2011).

10.34	—
Amendment No. 3 to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 24, 2013).

10.35	—	Form of Amended Appendix A to Employment Agreements for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended March 31, 2014).
10.36	—
Second Amended and Restated Credit Agreement dated as of February 6, 2015 by and among the Company and one of its subsidiaries, Hornbeck Offshore Services, LLC, each of the lenders and guarantors signatory thereto, and Wells Fargo Bank, National Association, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on February 12, 2015).

10.37	—
Second Amended and Restated Guaranty and Collateral Agreement dated as of February 6, 2015 by and among the Company, one of its subsidiaries, Hornbeck Offshore Services, LLC, each of the guarantors signatory thereto, and Wells Fargo Bank, National Association, as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on February 12, 2015).

10.38	—
Amended and Restated Indemnification Agreement effective as of May 7, 2015 by and among the Company, Hornbeck Family Ranch, LP, Larry D. Hornbeck and Joan M. Hornbeck (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2015).

10.39†	—
Fourth Amendment to the Second Amended and Restated Hornbeck Offshore Services, Inc. Incentive Compensation Plan, effective June 18, 2015 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 24, 2015).

10.40†	—
First Amendment to the Hornbeck Offshore Services, Inc. 2005 Employee Stock Purchase Plan, effective June 18, 2015 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 24, 2015).

10.41		Form of Amended Appendix A to Employment Agreements for Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2016).
10.42
First Amendment to Second Amended and Restated Credit Agreement dated as of July 29, 2016 by and among the Company and one of its subsidiaries, Hornbeck Offshore Services, LLC, each of the lenders and guarantors signatory thereto, and Wells Fargo Bank, National Association, as administrative agent for the lenders (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on August 4, 2016).

10.43		Form of Amended Appendix A to Employment Agreements for Named Executive Officers (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended March 31, 2017).
10.44
First Lien Term Loan Agreement dated as of June 15, 2017 by and among the Company, as Parent Borrower, Hornbeck Offshore Services, LLC, as Co-Borrower, Wilmington Trust, National Association, as Administrative Agent, Wilmington Trust, National Association, as Collateral Agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 16, 2017).

10.45
First Lien Guaranty and Collateral Agreement dated as of June 15, 2017 by and among the Company, as Parent Borrower, Hornbeck Offshore Services, LLC, as Co-Borrower, Wilmington Trust, National Association, as Collateral Agent, and the obligors signatory thereto (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed June 16, 2017).

*21	—	Subsidiaries of the Company
*23.1	—	Consent of Ernst & Young LLP
*31.1	—	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	—	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number		Description of Exhibit
*32.1	—	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*32.2	—	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*101	—	Interactive Data File
*	Filed herewith.
†	Compensatory plan or arrangement under which executive officers or directors of the Company may participate.

Performance Graph

The graph below compares the cumulative total shareholder return on our common stock to the cumulative total shareholder return of the Standard & Poor’s 500 Stock Index and the cumulative total shareholder return of the Philadelphia Stock Exchange Oil Service Index. The total shareholder return assumes $100 invested on December 31, 2012 (the last day before the beginning of our fifth preceding fiscal year) in Hornbeck Offshore Services, Inc., the Standard & Poor’s 500 Stock Index and the Philadelphia Stock Exchange Oil Service Index. It also assumes reinvestment of all dividends of companies in such indexes. The Philadelphia Stock Exchange Oil Service Sector Index consists of 15 companies that provide oil drilling and production services, oil field equipment, support services and geophysical/reservoir services. The results shown in the graph below are not necessarily indicative of future performance.